Exhibit 99.1

Innovating antibodies, improving lives Annual Report 2019 Genmab A/S CVR No. 21 02 38 84

Table of Contents

Management's Review

Genmab In Short . . . 4
Shareholder Letter . . . 10
2019 Achievements . . . 13
Consolidated Key Figures . . . 14
Genmab's IPO on Nasdaq in the U.S. . . . 15
2020 Outlook . . . 16
Key 2020 Priorities . . . 17
Research and Development Capabilities . . . 18
Products and Technologies . . . 20
Product Pipeline . . . 21

Approved Products in Collaboration . . . 24
— DARZALEX® (daratumumab) . . . 24
— Arzerra® (ofatumumab) . . . 30

Proprietary Products in Development . . . 32
— Tisotumab vedotin . . . 32
— Enapotamab vedotin . . . 34
— HexaBody®-DR5/DR5 (GEN1029) . . . 35
— Epcoritamab (DuoBody®-CD3xCD20) . . . 35
— DuoBody-PD-L1x4-1BB (GEN1046) . . . 36
— DuoBody-CD40x4-1BB (GEN1042) . . . 36

Partner Programs Built on Genmab's Innovation . . . 38
— Ofatumumab (OMB157) . . . 39
— Teprotumumab . . . 40
— HuMax-IL8 . . . 40
— Camidanlumab tesirine (ADCT-301) . . . 41
— JNJ-61186372 . . . 41
— JNJ-63709178 . . . 41
— JNJ-64007957 . . . 42
— JNJ-64407564 . . . 42
— JNJ-67571244 . . . 42
— JNJ-63898081 . . . 43
— Lu AF82422 . . . 43

Pre-clinical Programs . . . 43

Antibody Technologies . . . 45
— DuoBody Platform . . . 46
— HexaBody Platform . . . 49
— DuoHexaBody® Platform . . . 51
— HexElect® Platform . . . 52

Corporate Governance . . . 55
Corporate Social Responsibility . . . 58
Human Capital Management . . . 59
Risk Management . . . 61
Financial Review . . . 66
Shareholders and Share Information . . . 71
Board of Directors . . . 74
Senior Leadership . . . 78

Financial Statements

Financial Statements for the Genmab Group . . . 80

Financial Statements for the Parent Company . . . 138

Directors' and Management's Statement on the Annual Report . . . 154

Independent Auditor's Report . . . 155

Glossary . . . 158

Table of Contents

2

Management’s Review Management’s Review 3

Genmab In Short Genmab is an international bspioetceicahlinzionlgoginy tchoempany creation and of differentiated danevtieblodpymtehnetr apeutics for the treatment of cancer Management’s Review / Genmab In Short 4

D9KK6B 2019 year-end market cap D1KK0,971M 2019 year-end cash position 2* Approved Products in Collaboration DARZALEX® marketed in the U.S., Europe, Japan and multiple other countries Arzerra® marketed in the U.S. and Japan 2 Categories of Cancer Generate products to treat solid tumors and hematological cancers 2,638 Operating Result ~20 Pre-clinical Projects Extensive partnered and own pre-clinical pipeline 6 Proprietary** Antibody Products in Clinical Development Tisotumab vedotin, enapotamab vedotin, HexaBody-DR5/DR5 (GEN1029), epcoritamab (DuoBody-CD3xCD20), DuoBody-PD-L1x4-1BB (GEN1046) and DuoBody-CD40x4-1BB (GEN1042) 35 INDs Investigational new drug applications filed by Genmab and partners since 1999 2015 2016 2017 2018 2019 D5KK,366M 2019 revenue 77% increase versus 2018 D2KK,728M 2019 operating expenses 87% invested in R&D 4 Proprietary Technologies DuoBody® platform, HexaBody® platform, DuoHexaBody® platform & HexElect® platform Dual-listed in Denmark and U.S. * In January 2020, teprotumumab approved as TEPEZZA™ in U.S. ** Tisotumab vedotin 50:50 partner with Seattle Genetics, DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB 50:50 partner with BioNTech Management’s Review / Genmab In Short 5 (DKK million) 1,3441,380 1,053 730

Genmab – we are… Our Vision By 2025, our own product has transformed cancer treatment, and we have An international, dual-listed, biotechnology company Antibody experts inspired by nature to develop differentiated antibody therapeutics to transform cancer treatment Determined to make a difference for cancer patients Creators of two marketed partnered products – DARZALEX and Arzerra a pipeline of knock-your-Developing a strong clinical and pre-clinical pipeline via our passion for innovation and a deep understanding of antibody biology antibodies socks-off Pioneers in technology platforms that help create differentiated, best-in-class or first-in-class products with the potential to improve patients’ lives Inventors of the DuoBody, HexaBody, DuoHexaBody and HexElect technologies A partner of choice with multiple strategic collaborations to expand our capabilities and advance innovation Building commercial capabilities to market our own products in the future A team of highly skilled and educated employees Management’s Review / Genmab In Short 6

Our Three-pronged Strategy Focused on Cancer Millions of people are diagnosed with cancer each year. Cancer is the second leading cause of death worldwide, with about 1 in 6 deaths attributed to cancer. We believe antibody therapies are one of the keys to improving the lives of patients living with cancer. Our antibodies target two main categories of cancer: solid tumors and hematological cancers. Focus on core competence Identify the best disease targets Solid Tumors A solid tumor is an abnormal mass of tissue that usually does not contain any liquid or cysts. Solid tumors may be malig-nant (cancerous) or benign (non-cancerous). Solid tumors can occur in several places in the body including the bones, muscles and organs. Sarcomas and carcinomas are examples of solid tumors. Develop unique first-in-class or best-in-class antibodies Develop next generation technologies Turn science into medicine Create differentiated antibody therapeutics with significant commercial potential Build a profitable and successful biotech Maintain a flexible and capital efficient model Hematological Cancers Hematological cancers, also called blood cancers, begin in the tissues that form blood, such as the bone marrow, or in the cells of the immune system. The three main types of blood cancers are leukemia, lymphoma and myeloma. Maximize relationships with partners Retain ownership of select products Management’s Review / Genmab In Short 7

Approved Products in Collaboration


DARZALEX

DARZALEX® (daratumumab)

Approved in combination with other standard therapies in frontline multiple myeloma in the U.S., Europe and Japan

Approved in combination with other therapies in relapsed/refractory multiple myeloma in the U.S., Europe and Japan

Approved as a monotherapy for heavily pretreated or double-refractory multiple myeloma in the U.S. and Europe

2019 net sales by Janssen of USD 2,998 million – DKK 3,132 million in royalties to Genmab


Arzerra

Arzerra® (ofatumumab)

Approved in certain territories for various chronic lymphocytic leukemia (CLL) indications

2019 net sales by Novartis of USD 17 million – DKK 23 million in royalties to Genmab

Building a Knock-Your-Socks-Off Pipeline

Genmab is building a strong pipeline of proprietary antibody products that have the potential to make a real impact on the lives of cancer patients. When we consider which programs to develop, we look for differentiated antibodies that are first-in-class, offer better efficacy than current treatments, or are better tolerated, and have the potential to improve outcomes for cancer patients. In this way we are building a knock-your-socks-off (KYSO) pipeline that offers multiple possibilities for success and the potential to meet our 2025 vision, while also balancing the risks inherent in drug development. Our KYSO pipeline includes the following proprietary products:

- Tisotumab vedotin[1]
- Enapotamab vedotin
- HexaBody-DR5/DR5 (GEN1029)
- Epcoritamab (DuoBody-CD3xCD20)
- DuoBody-PD-L1x4-1BB (GEN1046)[2]
- DuoBody-CD40x4-1BB (GEN1042)[2]
- DuoHexaBody-CD37 (GEN3009)[3]

We are also working on an extensive portfolio of pre-clinical programs to fuel our pipeline of the future and bring us closer to achieving our 2025 vision.

[1] Tisotumab vedotin in 50:50 partnership with Seattle Genetics.
[2] DuoBody-PD-L1x4-1BB (GEN1046) and DuoBody-CD40x4-1BB (GEN1042) in 50:50 partnership with BioNTech
[3] IND filed Q4 2019

Management's Review / Genmab in Short

Please see pages 24-31 of this Annual Report for detailed indication and safety information.

8

Cor Vatu s

Shareholder Letter Dear Shareholder, Genmab’s 20th anniversary year was truly a momentous one for the company, with breakthroughs achieved in all areas of our business. We advanced our innovative proprietary pipeline through additional products in the clinic and a variety of new strategic partnerships. Genmab’s partnered products also made tremendous progress with exciting data and multiple regulatory submissions and approvals. In addition to these developments with our pipeline, we more than accomplished our goals with our extremely successful Initial Public Offering (IPO) in the U.S., making Genmab a dual-listed company. “We more than accomplished our goals with our extremely successful IPO in the U.S.” Management’s Review / Shareholder Letter 10

2020 ofatumumab will become a new treatment option for patients with RMS. Nasdaq Copenhagen in Denmark and the Nasdaq Global Select Market in the U.S. Completed in July, the public offering and listing of American Depository Shares (ADSs) on the Nasdaq Global Select Market under the symbol “GMAB” led to gross proceeds from the issuance of new shares of USD 582 million (DKK 3,873 million) with a corresponding increase in share capital of 3,277,500 ordinary shares or 32,775,000 ADSs. This was the largest U.S. equity issuance by a biotechnology company in 2019, the second largest U.S. IPO ever by a biotechnology company and the largest IPO of ADSs by a European healthcare company. Early-stage Pipeline Expansion Our early-stage proprietary pipeline had unprecedented progress in its development over the course of 2019. We began the year with four Genmab owned (at least 50% ownership) products in clinical development and as of the end of the year this total was raised to six as DuoBody-PD-L1x4-1BB (GEN1046) and DuoBody-CD40x4-1BB (GEN1042), our products in co-development with BioNTech, entered into the clinic. With an investigational new drug (IND) filing for DuoHexaBody-CD37 in mid-November, we anticipate this total will soon be at seven, with more INDs planned for the coming year. We further broadened and strengthened our pipeline with multiple new strategic partnerships including an exclusive worldwide license and option agreement with Janssen for the development of HexaBody-CD38, a next-gen-eration human CD38 monoclonal antibody product; a collaboration with Tempus to combine their sequencing capabilities and industry-leading platform of integrated clinical and molecular data with Genmab’s state-of-the-art translational, biomarker and target discovery expertise; and in December, we entered into an agreement with CureVac that will focus on the research and development of differenti-ated mRNA-based antibody products. DARZALEX Moves Into Frontline This year was also a transformational one for DARZALEX, which is being developed and commercialized by Janssen Biotech, Inc. (Janssen), as over 100,000 patients have now been treated with DARZALEX since its launch in 2015. Approaching triple-blockbuster status for use in relapsed or refractory multiple myeloma, in 2019 DARZALEX received key approvals for newly diagnosed multiple myeloma as well as approvals and regulatory submissions for vastly more convenient modes of administration. In June, following review under the U.S. Food and Drug Administra-tion’s (U.S. FDA) Real-Time Oncology Review (RTOR) pilot program, DARZALEX was approved in combination with lenalidomide and dexamethasone for newly diagnosed patients with multiple myeloma who are not eligible for autologous stem cell transplant (ASCT). This same indication was approved in Europe in November. An additional frontline indication, in combination with bortezomib, thalidomide and dexamethasone was approved in the U.S. in September. The key distinction with this approval is that it was for patients eligible for ASCT, making this the first quadruplet therapy approved for this patient population. Along with these new indications, the option to split the first infusion of DARZALEX over two days was approved in both the U.S. and in Europe. Even more convenient dosing may potentially be possible in 2020 based on Janssen’s regulatory submis-sions for approval of the subcutaneous formulation of daratumumab in the U.S. and in Europe. If approved this new formulation could become a game-changer as it reduces the time needed for dosing of daratumumab from several hours to just five minutes. This IPO was more than just an impressive one-time event; it allows us to diversify our shareholder base, support our growth into new competencies – including Translational Research, Data Sciences, Medical Affairs and Commercial – and it also increases Genmab’s visibility as a world-class antibody innovation powerhouse within the biotechnology industry and among key thought leaders in academia and the financial community. Commitment to Building a Sustainable and Socially Responsible Biotech Along with the Board of Directors and Senior Leadership at Genmab, I am committed to Genmab’s business-driven Corporate Social Responsibility (CSR) strategy as well as our efforts to build a sustainable organization that meets environment, social and governance (ESG) criteria of relevance to our business operations. Our CSR Committee is chaired by a member of our Executive Management Team and is comprised of representatives from a variety of development functions. Together, their goal is to ensure that Genmab carries out our CSR activities effectively and proactively communicates the results. In 2020, our goal is to review ESG considerations in closer detail and to integrate these into our strategic planning and risk management process. To this end, I am pleased to report that in 2020 we will form our first ever sustainability task force, which will be Ofatumumab in Relapsing Multiple Sclerosis Following spectacular data in relapsing multiple sclerosis (RMS) in the third quarter of the year, the focus for ofatu-mumab now shifts to its potential in that indication. The highly anticipated data from the Phase III ASCLEPIOS I & II studies of subcutaneous ofatumumab was presented at the 35th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS). The trials met both the primary endpoints and key secondary endpoints with a safety profile in line with observations from prior Phase II results. Novartis, which is developing and commercializing ofatumumab, has stated that based on this data, they initiated a submission to U.S. health authorities for ofatu-mumab in RMS at the end of 2019. We are hopeful that in Largest U.S. Equity Issuance by a Biotech in 2019 Of key importance in 2019 was our U.S. IPO, which enabled us to become a dual-listed company, trading on both the Management’s Review / Shareholder Letter 11 chaired by myself, to determine ESG matters of relevance to our business operations and establish clear goals to measure our performance. Delivering on Genmab’s Promise Taken together, the events of the past year reveal a bright and exciting future for Genmab. We have delivered on our promise of building a robust and innovative pipeline of antibody therapeutics that creates value for both patients and for shareholders, and yet we are only at the beginning. Genmab is on a transformational journey both as a compa-ny, which grew by 200 employees in 2019, and as we work to revolutionize cancer treatment. I would like to thank the patients who participate in our clinical trials, the investiga-tors who help us trailblaze innovations, our shareholders who believe in our commitment to transform cancer treatment and the dedicated team of Genmab colleagues who are determined to achieve our 2025 vision through our world-class expertise in antibody biology, innovation and technology. Sincerely yours, Jan van de Winkel, Ph.D. President & Chief Executive Officer Management’s Review / Shareholder Letter 12

2019 Achievements Business Progress Priority Achieved Targeted Milestone • U.S. FDA decision on Phase III MAIA multiple myeloma (MM) submission • U.S. FDA decision on Phase III CASSIOPEIA MM submission • Phase III COLUMBA MM subcutaneous daratumumab safety and efficacy analysis Daratumumab • Phase III ASCLEPIOS I & II relapsing multiple sclerosis SubQ ofatumumab study completion and reporting Ofatumumab • Phase II innovaTV 204 tisotumab vedotin recurrent / meta-static cervical cancer study enrollment complete by mid-year Tisotumab Vedotin • Phase II enapotamab vedotin expansion cohort efficacy analysis • Phase I/II HexaBody-DR5/DR5 initial clinical data • Phase I/II epcoritamab (DuoBody-CD3xCD20) clinical data dose escalation cohorts • File INDs and/or CTAs for 3 new product candidates Innovative Pipeline * * Initial data now anticipated in 2020 product pipeline, and the increase in new employees to support the expansion of our product pipeline. Financial Performance • Revenue was DKK 5,366 million in 2019 compared to DKK 3,025 million in 2018. The increase of DKK 2,341 million, or 77%, was mainly driven by higher DARZALEX royalties and milestones achieved under our daratumumab collabo-ration with Janssen. • Operating income was DKK 2,638 million in 2019 com-pared to DKK 1,380 million in 2018. The improvement of DKK 1,258 million, or 91%, was driven by higher revenue, which was partly offset by increased operating expenses. • Operating expenses increased by DKK 1,083 million, or 66%, from DKK 1,645 million in 2018 to DKK 2,728 million in 2019 driven by the advancement of tisotumab vedotin and enapotamab vedotin, additional investments in our • 2019 year-end cash position of DKK 10,971 million, an increase of DKK 4,865 million, or 80%, from DKK 6,106 million as of December 31, 2018. Management’s Review / 2019 Achievements 13

Consolidated Key Figures

(DKK million)	2015*	2016*	2017*	2018*	2019
Income Statement					
Revenue	1,133	1,816	2,365	3,025	5,366
Research and development expense	(488)	(661)	(874)	(1,431)	(2,386)
General and administrative expense	(91)	(102)	(147)	(214)	(342)
Operating expenses	(579)	(763)	(1,021)	(1,645)	(2,728)
Other income	176	–	–	–	–
Operating result	730	1,053	1,344	1,380	2,638
Net financial items	27	77	(280)	232	221
Net result	764	1,187	1,104	1,472	2,166
Balance Sheet					
Cash position**	3,493	3,922	5,423	6,106	10,971
Non-current assets	235	341	544	1,028	1,183
Assets	3,903	5,238	6,603	8,461	15,144
Shareholders' equity	3,487	4,827	6,272	8,014	14,048
Share capital	60	60	61	61	65
Investments in intangible and tangible assets	135	33	89	478	111
Cash Flow Statement					
Cash flow from operating activities	311	328	1,589	1,015	1,326
Cash flow from investing activities	(481)	(1,015)	(668)	(1,778)	(1,983)
Cash flow from financing activities	643	91	215	(71)	3,660
Cash and cash equivalents	874	307	1,348	533	3,552
Cash position increase/(decrease)	833	429	1,501	683	4,865
Financial Ratios					
Basic net result per share	13.05	19.83	18.14	24.03	34.40
Diluted net result per share	12.56	19.22	17.77	23.73	34.03
Year-end share market price	917.50	1,173.00	1,029.00	1,067.50	1,481.50
Price / book value	15.67	14.67	10.04	8.19	6.85
Shareholders' equity per share	58.57	79.98	102.51	130.32	216.12
Equity ratio	89%	92%	95%	95%	93%
Average number of employees (FTE)***	180	196	235	313	471
Number of employees (FTE) at year-end	186	205	257	377	548

* As disclosed in note 1.2 of the financial statements, prior period amounts have not been adjusted under the modified retrospective method to adopt IFRS 16 as of January 1, 2019. Further, 2017 and prior period amounts have not been adjusted under the modified retrospective method to adopt IFRS 15 as of January 1, 2018, and in accordance with the transitional provisions of IFRS 9, comparative figures for 2017 and prior have not been restated.
** Cash, cash equivalents and marketable securities. *** Full-time equivalent.
The key figures and financial ratios have been prepared on a consolidated basis. The financial ratios have been calculated in accordance with the recommendations of the Association of Danish Financial Analysts (2017) and key figures in accordance with IFRS.



Revenue
(DKK million)
1,133
1,816
2,365
3,025
5,366
2015
2016
2017
2018
2019



Operating Expenses
(DKK million)
R&D
G&A
579
91
488
763
102
661
1,021
147
874
1,645
214
1,431
2,728
342
2,386
2015
2016
2017
2018
2019



FTE at Year End
FTE
186
205
257
377
548
2015
2016
2017
2018
2019

Management's Review / Consolidated Key Figures 14

Genmab’s IPO on Nasdaq in the U.S. Genmab Completed a U.S. IPO and is now Dual-Listed on the Nasdaq Copenhagen in Denmark and the Nasdaq Global Select Market in the U.S. In July 2019, Genmab successfully completed an initial public offering (IPO) of American Depositary Shares (ADSs) on the Nasdaq Global Select Market. This achievement makes Genmab a dual-listed company listed on both the Nasdaq Copenhagen in Denmark and the Nasdaq Global Select Market in the U.S. Rationale Behind the U.S. IPO To raise capital to continue the development of our proprietary product candidates, to continue our pre-commercial activities, to continue building our commercial capabilities, and to advance clinical-stage product candidates. Financial Highlights of Genmab’s U.S. IPO On July 22, 2019, gross proceeds from the issuance of new shares amounted to USD 506 million (DKK 3,368 million) with a corresponding increase in share capital of 2,850,000 ordi-nary shares or 28,500,000 ADSs The underwriters exercised . in full their option to purchase an additional 427,500 ordinary shares or 4,275,000 ADSs bringing the total gross proceeds of the offering to USD 582 million (DKK 3,873 million), which was completed on July 23, 2019. The public offering price of USD 17.75 per ADS, corresponded to a subscription price of DKK 1,181.80 per New Share at the U.S. dollar/DKK exchange rate of DKK 6.6580 per USD 1.00 on July 17, 2019, multiplied by the ADS-to-share ratio of ten-to-one. Underwriting commissions paid were USD 32 million (DKK 213 million). Expenses related to the issuance amounted to DKK 25 million. Total share capital following the public offering amounted to DKK 64,967,643. Genmab’s Planned Use of Proceeds • Advancement of tisotumab vedotin to commercialization in recurrent and/or metastatic cervical cancer, to prog-ress tisotumab vedotin in other solid tumor indications and to continue building our commercial capabilities in connection with the potential future approval of tisotumab vedotin; and • Continued investment in our drug discovery efforts, to further our development of existing and new technology platforms, and to fund the development of earlier stage clinical and pre-clinical programs including: • Ongoing development of enapotamab vedotin in various solid tumor indications; • Ongoing Phase I/II clinical trial of HexaBody-DR5/DR5 for the treatment of solid tumors; • Ongoing Phase I/II clinical trial of epcoritamab (DuoBody-CD3xCD20) for the treatment of B-cell malignancies; and • Launch and conduct of Phase I/II clinical trials follow-ing submission of INDs and/or Clinical Trial Appli-cations (CTAs) in 2019 for DuoBody-PD-L1x4-1BB, DuoBody-CD40x4-1BB and DuoHexaBody-CD37. • Maximize relationships with partners, to increase strategic flexibility to potentially retain significant ownership and value of select products and product candidates and for general corporate purposes. ADS Definition An ADS is a U.S. dollar-denominated equity share of a for-eign-based company available for purchase on an American stock exchange. GMAB The ADSs were listed and began trading on July 22, 2019 on Nasdaq Global Select Market in the U.S. under the symbol “GMAB.” Genmab ordinary shares listed on the Nasdaq Copenhagen in Denmark under the symbol “GEN” also began trading under “GMAB” as of July 22, 2019.

2020 Outlook

(DKK million)	2020 Guidance	2019 Actual Result
Revenue	4,750 – 5,150	5,366
Operating expenses	(3,850) – (3,950)	(2,728)
Operating income	850 – 1,250	2,638

Revenue

We expect our 2020 revenue to be in the range of DKK 4,750 – 5,150 million, compared to DKK 5,366 million in 2019. Our revenue in 2019 included DKK 1,684 million related to one-time sales milestones for DARZALEX net sales exceeding USD 2.5 billion and 3.0 billion in a calendar year.

Our projected revenue for 2020 primarily consists of DARZALEX royalties of DKK 4,075 – 4,475 million. Our 2020 guidance for DARZALEX royalties represents a 30% to 43% increase compared to 2019. Such royalties are based on estimated DARZALEX net sales of USD 3.9 – 4.2 billion. We project cost reimbursement income of approximately DKK 475 million which is related to our collaborations with Seattle Genetics and BioNTech. The remainder of our revenue is approximately DKK 200 million and consists of milestones and other royalties.

Operating Expenses

We anticipate our 2020 operating expenses to be in the range of DKK 3,850 – 3,950 million, compared to DKK 2,728 million in 2019. The increase is driven by the advancement of our clinical programs, particularly epcoritamab (DuoBody-CD3xCD20) and DuoBody-PD-L1x4-1BB.

Operating Result

We expect our operating income to be in the range of DKK 850 – 1,250 million in 2020 compared to DKK 2,638 million in 2019.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to the achievement of certain milestones associated with our collaboration agreements; the timing and variation of development activities (including activities carried out by our collaboration partners) and related income and costs; DARZALEX sales and corresponding royalties to Genmab; and currency exchange rates (the 2020 guidance assumes a USD/DKK exchange rate of 6.5). The financial guidance assumes that no significant agreements are entered into during 2020 that could materially affect the results.



Management's Review / 2020 Outlook

16

Key 2020 Priorities

Priority	Targeted Milestone
Genmab proprietary* products	• Tisotumab vedotin[1] – Phase II innovaTV 204 safety and efficacy analysis in recurrent/metastatic cervical cancer and engage U.S. FDA for BLA submission subject to trial results • Tisotumab vedotin – data on other solid tumor types • Enapotamab vedotin – data to support late stage development • Epcoritamab (DuoBody-CD3xCD20) Phase I/II – decision on recommended Phase II dose and initiate expansion cohorts • HexaBody-DR5/DR5 Phase I/II – advance dose escalation • DuoBody-PD-L1x4-1BB[2] Phase I/II – initiate expansion cohorts • DuoBody-PD-L1x4-1BB initial data in H2 2020 • File INDs and/or CTAs for 2 new products
Daratumumab[3]	• U.S. FDA and EMA decision on Phase III COLUMBA multiple myeloma SubQ submission • sBLA and MAA Submission Phase III ANDROMEDA amyloidosis • sBLA and MAA submission Phase III APOLLO multiple myeloma
Ofatumumab[4]	• U.S. FDA decision on regulatory dossier submission in RMS
Teprotumumab[5]	• U.S. FDA decision on Phase III OPTIC active thyroid eye disease submission

* Certain product candidates in development with partners, as noted.
1 50:50 dev. w/ Seattle Genetics;
2 50:50 dev. w/ BioNTech;
3 In dev. by Janssen;
4 In dev. by Novartis;
5 In dev. by Horizon Therapeutics.

Management's Review / Key 2020 Priorities

17

Research and Development Capabilities At Genmab, we are inspired by nature and understand how antibodies work. We are deeply knowledgeable about antibody biology and our scientists exploit this expertise to create and develop differentiated antibody therapeutics. We utilize a sophisticated and highly automated process to efficiently generate, select, produce and evaluate human antibody therapeutics. Our research and development teams have established a streamlined process to coordinate the activities of product discovery, pre-clinical testing, manufac-turing, clinical trial design and execution, and regulatory submissions across Genmab’s international operations. Through our expertise in antibody drug development, we pioneer technologies that allow us to create differentiated and potentially first-in-class or best-in-class products with the capacity for improving patients’ lives. Our antibody expertise has also enabled us to create our cutting edge technology platforms: DuoBody, HexaBody, DuoHexaBody and HexElect. We are also transforming ourselves by building on our world-class research in antibodies to expand our capabilities beyond the lab. We are expanding our scientific focus to use data science and artificial intelligence to discover new targets and biomarkers and bolster our in-depth translational medicine laboratory capabilities. All of this is in an effort to get the right antibody product to the right patient at the right dose. laboratory buildings in the Netherlands. The R&D Center houses state-of-the-art laboratories including an advanced robotics lab, a modern auditorium, science café and innova-tive brainstorm and meeting rooms. Located in close proximity to other life science companies and universities, this space provides a bright, open and collaborative atmosphere to enable the Genmab team to continue to innovate and find new ways to help cancer patients. In order to accommodate Genmab’s growth we have also signed an agreement to occupy the first and second floors of the new “Accelerator” building, a multi-tenant building that will be connected directly to the R&D Center and which will be built to achieve the same BREEAM Excellent high sustainability standard. Completion of this building, which will contain both offices and laboratories, is expected in early 2022. In addition, Genmab has opened its first translational medicine research laboratories in the U.S., in Princeton, New Jersey. These laboratories are currently located at the Biolabs Princeton Innovation Center but will eventually be housed within Genmab’s own U.S. office space. This new space, which is being modeled on the open and collaborative spirit of the R&D center in Utrecht, will include both offices and laborato-ries and is anticipated to be complete in the spring of 2020. The opening of the Princeton translational research laborato-ries allows Genmab to expand its translational pre-clinical and clinical drug development research expertise and is part of the strategic growth of the company. Genmab’s discovery and pre-clinical research is conducted at its Research and Development Center in Utrecht, the Nether-lands. The building is one of the first BREEAM Excellent Management’s Review / Research and Development Capabilities 18

Antibody Discovery and Development Analyze clinical trials and apply for marketing approval with regulatory authorities Target discovery, antibody identification and purification Antibody format research to maximize safety and efficacy Phase II/III development to explore efficacy Biochemical analysis Investigate efficacy and mechanism of action in laboratory tests (in vitro) Phase I/II development to explore safety 10 4 Submission of protocol to regulatory authorities Screen for efficacy in animal models (in vivo) to start clinical trials 7 Test antibody binding to human and animal tissue and conduct pre-clinical toxicity experiments Antibody production for clinical development Biomarker and translational research Management’s Review / Antibody Discovery and Development 19 y a 1 12 11 2 3 9 8 5 6

Products and Technologies

Product Pipeline

Marketed Products

- DARZALEX (daratumumab)
- Arzerra (ofatumumab)

Proprietary (≥ 50% ownership) Products in Development

- Tisotumab vedotin
- Enapotamab vedotin
- HexaBody-DR5/DR5
- Epcoritamab
- DuoBody-PD-L1x4-1BB
- DuoBody-CD40x4-1BB

Partner Programs Built on Genmab's Innovation

- Ofatumumab
- Teprotumumab
- HuMax-IL8
- Camidanlumab tesirine
- JNJ-61186372
- JNJ-63709178
- JNJ-64007957
- JNJ-64407564
- JNJ-67571244
- JNJ-63898081
- Lu AF82422

Pre-clinical Programs

Antibody Technologies

- DuoBody Platform
- HexaBody Platform
- DuoHexaBody Platform
- HexElect Platform

Management's Review / Products and Technologies 20

Product Pipeline At the end of 2019 our own and partnered product pipeline consisted of eighteen antibodies in clinical development, including two approved products in collaboration as well as approximately 20 in-house and partnered pre-clinical programs. An overview of the development status of each of our clinical-stage product candidates is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange. Additional information is available on Genmab’s website, www.genmab.com. Management’s Review / Product Pipeline 21

Products in Development

APPROVED PRODUCTS IN COLLABORATION AND PROPOSED LABEL EXPANSIONS

Product	Target	Rights	Disease Indications	Most Advanced Development Phase: Pre-clinical	I	I/II	II	III	Launched
Daratumumab	CD38	Janssen (Tiered royalties to Genmab on net global sales)	Multiple myeloma (MM)[1]						
			AL Amyloidosis						
			Non-MM blood cancers						
Ofatumumab	CD20	Novartis (Royalties to Genmab on net global sales)	Chronic lymphocytic leukemia (CLL)[1,2]						

PROPRIETARY PRODUCT[3] CANDIDATES

Product	Target	Rights	Disease Indications	Most Advanced Development Phase: Pre-clinical	I	I/II	II	III	Launched
Tisotumab vedotin	TF	50:50 Genmab / Seattle Genetics	Cervical cancer						
			Ovarian cancer						
			Solid tumors						
Enapotamab vedotin (HuMax-AXL-ADC)	AXL	Genmab	Solid tumors						
HexaBody-DR5/DR5 (GEN1029)	DR5	Genmab	Solid tumors						
Epcoritamab (DuoBody-CD3xCD20)	CD3, CD20	Genmab	Hematological malignancies						
DuoBody-PD-L1x4-1BB (GEN1046)	PD-L1, 4-1BB	50:50 Genmab / BioNTech	Solid tumors						
DuoBody-CD40x4-1BB (GEN1042)	CD40, 4-1BB	50:50 Genmab / BioNTech	Solid tumors						
2019 IND DuoHexaBody-CD37 (GEN3009)	CD37	Genmab	Hematological malignancies						

Management's Review / Products in Development 22

PIPELINE PRODUCTS IN COLLABORATION

Product	Target	Rights	Disease Indications	Most Advanced Development Phase (Pre-clinical / I / I/II / II / III / Launched)
Ofatumumab (OMB157)	CD20	Novartis	Relapsing multiple sclerosis	III
Teprotumumab (RV001)	IGF-1R	Horizon Therapeutics (under sublicense from Roche)	Thyroid eye disease	III
Camidanlumab tesirine (ADCT-301)	CD25	ADC Therapeutics	Relapsed or refractory Hodgkin lymphoma	II
			Solid tumors	I
HuMax-IL8	IL8	BMS	Advanced cancers	I/II
JNJ-61186372	EGFR, cMet	Janssen	Non-small-cell lung cancer (NSCLC)	I/II
JNJ-63709178	CD123, CD3	Janssen	Acute Myeloid Leukemia (AML)	I
JNJ-64007957	BCMA, CD3	Janssen	Relapsed or refractory MM	I
JNJ-64407564	GPRC5D, CD3	Janssen	Relapsed or refractory MM	I
JNJ-67571244	CD33, CD3	Janssen	Relapsed or refractory AML or MDS	I
JNJ-63898081	PSMA, CD3	Janssen	Solid tumors	I
Lu AF82422	alpha-Synuclein	Lundbeck	Parkinson's disease	I
~20 active preclinical programs			Partnered & proprietary programs: HuMab, DuoBody, DuoHexaBody and HexaBody	Pre-clinical

1 See local country prescribing information for precise indications.
2 Not in active clinical development. In 2019 the marketing authorization for Arzerra was withdrawn in the EU and several other territories.
3 Certain product candidates in development with partners, as noted.

Management's Review / Products in Development 23

Approved Products in Collaboration DARZALEX (daratumumab) is a human IgG1k mAb that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells. Daratu-mumab triggers a person’s own immune system to attack the cancer cells, resulting in rapid tumor cell death through multi-ple immune-mediated mechanisms of action and through immunomodulatory effects, in addition to direct tumor cell death, via apoptosis (programmed cell death). Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commer-cialize daratumumab (see Daratumumab Collaboration with Janssen Biotech, Inc. section for more information). DARZALEX (daratumumab) First CD38 Antibody Approved in the World DARZALEX (daratumumab) intravenous infusion is approved in certain territories for the treatment of adult patients with certain multiple myeloma indications as indicated on the following page. In short • First-in-class human CD38 antibody • Multiple Phase III studies ongoing in multiple myeloma including for a subcutaneous (SubQ) formulation, as well as a Phase III study in amyloid light-chain (AL) amyloidosis • Approved in combination with other therapies for frontline and for relapsed/refractory multiple my-eloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe • Early stage studies ongoing in other blood cancers • Collaboration with Janssen Biotech, Inc. (Janssen) • 2019 net sales of DARZALEX by Janssen were USD 2,998 million Management’s Review / DARZALEX 24

Jurisdiction	Approval	Key Underlying Clinical Trial(s)
United States		
Relapsed / Refractory MM		
November 2015	Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	SIRIUS (MMY2002)
November 2016	In combination with Rd or Vd, for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
June 2017	In combination with Pom-d for patients who have received at least two prior therapies, including lenalidomide and a PI	EQUULEUS (MMY1001)
Frontline MM		
May 2018	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
June 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
September 2019	In combination with VTd for newly diagnosed patients who are eligible for ASCT	CASSIOPEIA (MMY3006)
Split Dosing Regimen		
February 2019	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)

PI = proteasome inhibitor; Rd = lenalidomide and dexamethasone; Vd = bortezomib and dexamethasone; VMP = bortezomib, melphalan and prednisone; VTd = bortezomib, thalidomide and dexamethasone; ASCT = autologous stem cell transplant; Pom-d = pomalidomide and dexamethasone

Jurisdiction	Approval	Key Underlying Clinical Trial(s)
European Union		
Relapsed / Refractory MM		
April 2016	Monotherapy for patients whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy	SIRIUS (MMY2002)
February 2017	In combination with Rd or Vd for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
Frontline MM		
July 2018	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
November 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
Split Dosing Regimen		
December 2018	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
Japan		
Relapsed / Refractory MM		
September 2017	In combination with Rd or Vd	CASTOR (MMY3004); POLLUX (MMY3003)
Frontline MM		
August 2019	In combination with VMP for newly diagnosed patients ineligible for ASCT	ALCYONE (MMY3007)
December 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)

Management's Review / DARZALEX 25

About Multiple Myeloma

No cure

A blood cancer that occurs when malignant plasma cells grow uncontrollably in bone marrow and for which there is no cure at present.



52.2%
5-year survival rate in the U.S.[1]

26,000

people estimated newly diagnosed with and 13,650 estimated to have died from multiple myeloma in the U.S. in 2018.[2]

160,000

people estimated diagnosed with and 106,000 estimated to have died from multiple myeloma worldwide in 2018.[3]

About Amyloidosis

Rare

A very rare disease caused by the buildup of an abnormal protein called amyloid, which is made by plasma cells, in the tissues or organs.

An estimated **16,000** people in the United States suffer from amyloidosis.[4]

12-15% of multiple myeloma patients develop light chain (AL) amyloidosis.[5]

3,000-4,000

approximate number of new cases diagnosed annually, making AL amyloidosis the most common type of amyloidosis in the U.S.[4]

Sources:

1. Surveillance, Epidemiology and End Results Program (SEER). Cancer Stat Facts: Myeloma. Available at http://seer.cancer.gov/statfacts/html/mulmy.html. Accessed November 2019.
2. Globocan 2018. United States of America Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/populations/840-united-states-of-america-fact-sheets.pdf. Accessed December 2019.
3. Globocan 2018. World Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed December 2019.
4. Research and Markets, "Amyloidosis Treatment Market Size, Share & Trends Analysis Report by Treatment (Stem Cell Transplant, Chemotherapy, Supportive Care, Surgery, Targeted Therapy), By Country, And Segment Forecasts, 2018 – 2025.
5. Cancer.Net Guide to Amyloidosis. https://www.cancer.net/cancer-types/amyloidosis/risk-factors Accessed December 2019.

A comprehensive clinical development program for daratumumab is ongoing, including multiple Phase III studies in smoldering, maintenance and frontline multiple myeloma settings. Additional studies are ongoing or planned to assess the potential of daratumumab in other malignant and pre-malignant diseases in which CD38 is expressed, such as amyloidosis, NKT-cell lymphoma and T-cell acute lymphocytic leukemia (ALL). Daratumumab has received two Breakthrough Therapy Designations (BTD) from the U.S. FDA for certain indications of multiple myeloma, including as a monotherapy for heavily pretreated multiple myeloma and in combination with certain other therapies for second-line treatment of multiple myeloma.

Safety Information for DARZALEX

The warnings and precautions for DARZALEX include infusion reactions, interference with serological testing and interference with determination of complete response. The most frequently reported adverse reactions (incidence ≥20%) in clinical trials were: infusion reactions, neutropenia, thrombocytopenia, fatigue, nausea, diarrhea, constipation, vomiting, muscle spasms, arthralgia, back pain, pyrexia, chills, dizziness, insomnia, cough, dyspnea, peripheral edema, peripheral sensory neuropathy and upper respiratory tract infection.

Please consult the full U.S. Prescribing Information and the full European Summary of Product Characteristics for all the labeled safety information for DARZALEX.

Fourth Quarter Updates

December: In January 2020 Janssen confirmed that Genmab had achieved a USD 150 million sales volume milestone

Management's Review / DARZALEX

26

payment triggered by sales of DARZALEX reaching USD 3 billion in the calendar year of 2019 as calculated on the basis of the license agreement terms. Under Genmab's license agreement with Janssen, DARZALEX sales are calculated based on a hedged foreign exchange rate and as such are different than net trade sales reported by Johnson & Johnson. The difference was mainly due to the translation of sales denominated in currencies other than USD into USD under the license agreement.

A Supplemental new drug application (sNDA) was approved by the Ministry of Health, Labor and Welfare (MHLW) in Japan for daratumumab in combination with Rd as a treatment for patients newly diagnosed with multiple myeloma who are ineligible for ASCT. The sNDA was submitted to the MHLW in April. Genmab achieved a milestone payment following the approval.

The European Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion recommending DARZALEX in combination with VTd as treatment for patients newly diagnosed with multiple myeloma who are eligible for ASCT. The Type II Variation was submitted for approval to the European Medicines Agency (EMA) in March.

Updated data from the Phase III ALCYONE (MMY3007) study of daratumumab in combination with VMP for the treatment of patients with newly diagnosed multiple myeloma who are ineligible for ASCT was published in *The Lancet*, volume 395, issue 10218, p132-141.

Janssen confirmed that DARZALEX net sales hit the USD 2.5 billion mark during 2019, which triggered a USD 100 million milestone payment to Genmab from Janssen under the companies' collaboration.

November: The European Commission approved DARZALEX in combination with Rd as treatment for adult patients with newly diagnosed multiple myeloma who are ineligible for ASCT. The approval followed issuance of a positive opinion from the CHMP in October. The Type II Variation was submitted for approval to the European Medicines Agency (EMA) in March.

Enrollment complete in the Phase III PERSEUS (MMY3014) study of daratumumab in combination with bortezomib, lenalidomide and dexamethasone (VRd) in patients with previously untreated multiple myeloma who are eligible for high-dose therapy.

Updates from First Quarter to Third Quarter

September: DARZALEX approved in the U.S. in combination with VTd as treatment for patients newly diagnosed with multiple myeloma who are eligible for autologous stem cell transplant (ASCT). The approval followed issuance of a Priority Review from the U.S. FDA in May. The supplemental Biologics License Application (sBLA) was submitted for approval to the U.S. FDA in March.

Recruitment complete in the Phase III CEPHEUS (MMY3019) study of SubQ daratumumab in combination with VRd in patients with untreated multiple myeloma for whom hematopoietic stem cell transplant is not planned as initial therapy.

Topline results from the Phase III CANDOR study, sponsored by Amgen, of daratumumab in combination with carfilzomib and dexamethasone (Kd) versus Kd alone in relapsed or refractory multiple myeloma met the primary endpoint of improvement in progression free survival (PFS). Daratumumab in combination with Kd resulted in a 37% reduction in the risk of progression or death in patients with relapsed or refractory multiple myeloma (HR=0.630; 95% CI: 0.464, 0.854; p=0.0014). The median PFS for patients treated with daratumumab in combination with Kd had not been reached by the cut-off date compared to a median PFS of 15.8 months for patients who received Kd alone. There was a higher frequency of adverse events reported with daratumumab plus Kd, a three-agent regimen, than with Kd, a two-agent regimen. The types of observed adverse events were consistent with the known safety profiles of the individual agents.

August: DARZALEX was approved in combination with VMP for the treatment of patients with newly diagnosed multiple myeloma who are ineligible for ASCT in Japan. Genmab achieved a USD 7 million milestone payment.

July: A Biologics License Application (BLA) was submitted to the U.S. FDA and an extension of the marketing authorization was submitted to the European Medicines Agency for the SubQ formulation of daratumumab. In September the BLA received a standard review from the U.S. FDA.

The Phase II GRIFFIN (MMY2004) study of daratumumab in combination with VRd versus VRd alone for transplant eligible patients with newly diagnosed multiple myeloma met the primary endpoint of stringent complete response (sCR). The topline data showed that 42.4% of patients treated with daratumumab in combination with VRd achieved a sCR, compared to 32.0% of patients who received VRd alone, with an odds ratio of 1.57 (95% CI: 0.87 – 2.82, p=0.1359, exceeding the statistical significance at the pre-set 2-sided

Management's Review / DARZALEX 27

alpha level of 0.2). Secondary endpoints, including the results of the minimal residual disease (MRD) analysis, supported the primary endpoint favoring daratumumab in combination with VRd. Overall, the safety profile of daratumumab in combination with VRd was consistent with the safety profile for each therapy separately.

DARZALEX was approved as monotherapy in China for adult patients with relapsed or refractory multiple myeloma.

June: The U.S. FDA approved the use of DARZALEX in combination with Rd for the treatment of adult patients newly diagnosed with multiple myeloma who are ineligible for ASCT. The sBLA was submitted in March and the U.S. FDA reviewed the application for approval of this sBLA under their RTOR pilot program.

April: The Phase III AURIGA (MMY3021) study was announced to examine daratumumab plus lenalidomide as maintenance treatment in patients with newly diagnosed multiple myeloma and utilizes the SubQ formulation of daratumumab. The first patient was dosed in June with enrollment put on a temporarily hold in September due to a U.S. FDA request for additional information related to analytical methods included in the study protocol.

March: The Phase II LYNX (MMY2065) study of SubQ daratumumab in combination with Kd compared to Kd in patients with relapsed refractory multiple myeloma who were previously treated with intravenous (IV) daratumumab was published on www.clinicaltrials.gov.

February: Topline results from the Phase III COLUMBA study (MMY3012) of SubQ versus IV daratumumab for patients with relapsed or refractory multiple myeloma were reported. The results showed that SubQ administration of daratumumab co-formulated with recombinant human hyaluronidase PH20 is non-inferior to IV administration of daratumumab with regard to the co-primary endpoints of overall response rate (ORR) and Maximum Trough concentration (C_{trough}) of daratumumab on day 1 of the third treatment cycle. The ORR for patients treated with SubQ daratumumab was 41.1% versus 37.1% in patients treated with IV daratumumab. The lower limit of the 95% Confidence Interval (CI) for the ratio of the two met the specified non-inferiority criterion for this co-primary endpoint.

The geometric mean of C_{trough} for patients treated with SubQ daratumumab was 499 mg/mL versus 463 mg/mL in patients treated with IV daratumumab. The lower limit of the 95% CI for the ratio of the two met the specified non-inferiority criterion for this co-primary endpoint. No new safety signals were detected.

The U.S. FDA approved an update to the Prescribing Information for DARZALEX to provide healthcare professionals the option to split the first infusion of DARZALEX over two consecutive days.

Daratumumab Collaboration with Janssen Biotech, Inc.

In 2012, Genmab and Janssen Biotech, Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson, entered a global license and development agreement for daratumumab. Genmab received an upfront license fee of USD 55 million and Johnson & Johnson Development Corporation (JJDC) invested USD 80 million to subscribe for 5.4 million new Genmab shares. Genmab could also be entitled to up to USD 1,015 million in development, regulatory and sales milestones, in addition to tiered double digit royalties between 12% and 20%.

To date Genmab has recorded USD 835 million in milestone payments from Janssen and could be entitled to receive up to USD 180 million in further payments if certain additional milestones are met.

The following royalty tiers apply for net sales in a calendar year: 12% on net sales up to USD 750 million; 13% on net sales between USD 750 million and USD 1.5 billion; 16% on net sales between USD 1.5 billion and USD 2.0 billion; 18% on net sales between USD 2.0 billion and USD 3.0 billion; and 20% on net sales exceeding USD 3.0 billion. Janssen is fully responsible for developing and commercializing daratumumab and all costs associated therewith.

Management's Review / DARZALEX

28

Daratumumab Development Covering All Stages Of Multiple Myeloma – Key Ongoing Trials

Disease Stage	Therapy	Development Phase (Pre-clinical / I / I/II / II / III)
High Risk Smoldering	Monotherapy	AQUILA ✓
	Monotherapy	CENTAURUS ✓
Front line (transplant & non-transplant)	Dara + VMP	ALCYONE ✓
	Dara + VMP (Asia Pacific)	OCTANS ✓
	Dara + Rd	MAIA ✓
	Dara + VRd	CEPHEUS ✓
	Dara + VTd	CASSIOPEIA ✓
	Dara + VRd	PERSEUS ✓
	Dara + R (maintenance)	AURIGA
	Dara + VRd	GRIFFIN ✓
Relapsed or Refractory	Dara + Vd (China)	LEPUS ✓
	Dara + Kd	CANDOR ✓
	Dara + Pom + d	APOLLO ✓
	Subcutaneous vs IV	COLUMBA ✓
	Dara + combinations	NINLARO® (Ph II), Venclexta® (Ph II), Selinexor (Ph I/II)
	Dara + I.O. (PD1 & PDL1)	Opdivo® (Ph I/II), Tecentriq® (Ph I)

V = Velcade®, MP = melphalan-prednisone, T = thalidomide d= dexamethasone, R = Revlilmid®, K = Kyprolis®, Pom = Pomalyst®, ✓ Fully recruited

Daratumumab Development: Beyond Multiple Myeloma

Disease Stage	Therapy	Development Phase (Pre-clinical / I / I/II / II / III)
AL Amyloidosis	Dara + CyBorD	ANDROMEDA ✓
ALL	Dara + SoC chemo	DELPHINUS
NKTCL (nasal type)	Dara monotherapy	VOLANS ✓

CyBorD = cyclophosphamide, bortezomib and dexamethasone, SoC = standard of care, ✓ Fully recruited

Management's Review / DARZALEX 29

Arzerra (ofatumumab)



First Genmab Created Product on the Market

In Short

- **Human CD20 monoclonal antibody commercialized by Novartis under a license agreement with Genmab**
- **Arzerra is available for certain CLL indications in the U.S., Japan and certain other territories**
- **2019 net sales of Arzerra by Novartis were USD 17 million**

Arzerra (ofatumumab) is a human IgG1k mAb that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. It is commercialized by Novartis under a license agreement between Genmab and Novartis Pharma AG (see Ofatumumab Collaboration with Novartis Pharma AG section for more information).

In the U.S., Arzerra solution for infusion is approved for use in combination with chlorambucil for the treatment of previously untreated patients with CLL for whom fludarabine-based therapy is considered inappropriate; for use in combination with fludarabine and cyclophosphamide (FC) for the treatment of patients with relapsed CLL; and for extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive CLL. It is also indicated as monotherapy for the treatment of patients with CLL who are refractory to fludarabine and alemtuzumab. In 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories. Arzerra is commercially available in Japan as well as in the U.S. and certain other territories.

Safety Information for Arzerra

The overall safety profile of Arzerra in CLL is based on exposure in clinical trials and the post-marketing setting. The most common side effects for Arzerra include adverse events associated with infusion reactions, cytopenias, and infections (lower respiratory tract infection, including pneumonia, upper respiratory tract infection, sepsis, including neutropenic sepsis and septic shock, herpes viral infection, urinary tract infection).

Management's Review / Arzerra

30

Please consult the full U.S. Prescribing information, includ-ing Boxed Warning for all the labeled safety information for Arzerra. Update from First Quarter to Third Quarter February: The marketing authorization for Arzerra was with-drawn in the EU and several other territories. Management’s Review / Arzerra 31 Ofatumumab Collaboration with Novartis Pharma AG (Novartis) Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatu-mumab in 2006. The full rights to ofatumumab were transferred from GSK to Novartis in 2015. Novartis is now responsible for the development and commer-cialization of ofatumumab in all potential indications, including cancer and autoimmune diseases. Genmab is entitled to a 20% royalty payment of net oncology sales and to a 10% royalty payment of net sales for non-cancer treatments. Novartis is fully responsible for all costs associated with developing and com-mercializing ofatumumab. Please see page 39 for information about the development of ofatumumab in multiple sclerosis.

Proprietary Products in Development Tisotumab vedotin is an ADC targeted to tissue factor (TF), a protein involved in tumor signaling and angiogenesis. Based on its high expression on many solid tumors and its rapid internalization, TF is a suitable target for an ADC approach. Ti-sotumab vedotin is in clinical development for solid tumors. Tisotumab vedotin is being co-developed by Genmab and Se-attle Genetics, under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. Tisotumab vedotin A Next Generation Therapeutic Fourth Quarter Updates December: Data from the innovaTV 201 study was published in Clinical Cancer Research, published online, December 3, 2019. innovaTV 205 trial updated to include an arm with weekly monotherapy treatment. Updates from First Quarter to Third Quarter August: Expansion phase initiated in innovaTV 206 study of tisotumab vedotin as monotherapy for patients in Japan with recurrent and/or metastatic cervical cancer. In Short • Antibody-drug conjugate (ADC), an antibody cou-pled to a cell-killing agent, in development to treat solid tumors • Co-developed under a license and collaboration agreement with Seattle Genetics March: First patient was dosed in the Phase I/II innovaTV 206 study of tisotumab vedotin as monotherapy for patients in Japan with recurrent and/or metastatic cervical cancer. • Phase II potential registration study in cervical cancer ongoing, enrollment completed; Phase II clinical studies in ovarian and other solid tumors ongoing Patient enrollment was completed in the potential registra-tion Phase II innovaTV 204 study of tisotumab vedotin as a monotherapy for patients with recurrent and/or metastatic cervical cancer who have relapsed or progressed after stan-dard of care treatment. Management’s Review / Tisotumab vedotin 32

Key Trials

Disease	Stage	Development Phase				
		Pre-clinical	I	I/II	II	III
Cervical cancer	Recurrent or metastatic	innovaTV 204 ✓				
	Recurrent or Stage IVB (combo & mono)	innovaTV 205				
Ovarian cancer	Platinum resistant	innovaTV 208				
Solid tumors	Locally advanced or metastatic	innovaTV 207				
	Locally advanced or metastatic (Japan)	innovaTV 206				
	Locally advanced or metastatic	innovaTV 201 ✓				

✓ Fully recruited

Tisotumab vedotin Collaboration with Seattle Genetics, Inc.

In September 2010, Genmab and Seattle Genetics, Inc. entered into an ADC collaboration, and a commercial license and collaboration agreement was executed in October 2011. Under the agreement, Genmab was granted rights to utilize Seattle Genetics' ADC technology with its human monoclonal TF antibody. Seattle Genetics was granted rights to exercise a co-development and co-commercialization option at the end of Phase I clinical development for tisotumab vedotin.

In August 2017, Seattle Genetics exercised its option to co-develop and co-commercialize tisotumab vedotin with Genmab. Under the agreement, Seattle Genetics and Genmab will each be responsible for leading tisotumab vedotin commercialization activities in certain territories. The companies are in discussions regarding the terms on which we will work together to commercialize tisotumab vedotin. All costs and profits for tisotumab vedotin will be shared on a 50:50 basis.

About Cervical Cancer[1]

Cancer
that originates in the cells lining the cervix.


65.8%
5-year survival rate in the U.S.[2]

570,000
women estimated diagnosed with and 311,000 estimated to have died from cervical cancer in 2018, the vast majority in the developing world.[3]

13,170
women estimated diagnosed with and 4,250 estimated to have died from cervical cancer in the U.S. in 2019.[2]

Sources:
1 Statistics include all stages of cervical cancer. Tisotumab vedotin is in clinical trials for recurrent or metastatic cervical cancer.
2 National Cancer Institute SEER. "Cancer Stat Facts: Cervical Cancer." Available at https://seer.cancer.gov/statfacts/html/cervix.html. Accessed December 2019.
3 Globocan 2018. World Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed December 2019.

Management's Review / Tisotumab vedotin

33

EAnFairpsot-tianm-CalabsvseAdDoCtin Targeting AXL Enapotamab vedotin is an ADC targeted to AXL, a signaling molecule expressed on many solid cancers and implicated in tumor biology. Enapotamab vedotin is fully owned by Genmab and the ADC technology used with enapotamab vedotin was licensed from Seattle Genetics. A Phase I/II clinical study of enapotamab vedotin for multiple types of solid tumors is ongoing. In Short Update from First Quarter to Third Quarter September: Preliminary data from the non-small cell lung cancer (NSCLC) expansion cohort of the Phase I/II study of enapotamab vedotin in solid tumors was presented during an oral session at the International Association for the Study of Lung Cancer 2019 World Conference on Lung Cancer (IASLC 2019 WCLC). • ADC in development to treat solid tumors • Phase I/II clinical study for multiple solid tumors ongoing Enapotamab Vedotin ADC Technology License from Seattle Genetics, Inc. In September 2014, Genmab entered into an ADC agreement with Seattle Genetics. Under this agreement, Genmab paid an upfront fee of USD 11 million for exclusive rights to utilize Seattle Genetics’ ADC technology with Genmab’s human monoclonal AXL antibody. Seattle Genetics is also entitled to receive more than USD 200 million in potential milestone payments and mid-to-high single digit royalties on worldwide net sales of any resulting products. In addition, prior to Genmab’s initiation of a Phase III study for any resulting products, Seattle Genetics has the right to exercise an option to increase the royalties to the low tens in exchange for a reduction of the milestone payments owed by Genmab. Irrespective of any exercise of option, Genmab remains in full control of development and commercialization of any resulting products. Management’s Review / Enapotamab vedotin 34

HexaBody-DR5/DR5 (GEN1029)
First HexaBody Program in Clinical Development

In Short

- **Proprietary antibody therapeutic created with Genmab's HexaBody technology**
- **Composed of two non-competing HexaBody antibody molecules that target two distinct DR5 epitopes**
- **Phase I/II clinical trial in solid tumors ongoing**

HexaBody-DR5/DR5 (GEN1029) is a product comprising a mixture of two non-competing HexaBody antibody molecules that target two distinct epitopes on death receptor 5 (DR5), a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. A Phase I/II clinical trial in solid tumors is ongoing.

Update from First Quarter to Third Quarter

August: The Phase I/II clinical trial was put on a brief partial clinical hold for discussions with the U.S. FDA around liver toxicity. After the protocol was amended with additional provisions to mitigate liver toxicity risk the partial hold was lifted in October and enrollment of patients was re-opened.



Epcoritamab (DuoBody-CD3xCD20)
A Proprietary Bispecific Antibody

In Short

- **Proprietary bispecific antibody created with Genmab's DuoBody technology**
- **Phase I/II clinical trial in B-cell malignancies ongoing**

Epcoritamab (DuoBody-CD3xCD20) is a proprietary bispecific antibody created using Genmab's DuoBody technology. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target. A Phase I/II clinical study of a SubQ formulation of epcoritamab in B-cell malignancies is ongoing.

Fourth Quarter update

December: Initial dose-escalation data from the Phase I/II clinical trial was presented during an oral session of the 61st American Society of Hematology (ASH) Annual Meeting.

Management's Review / HexaBody-DR5/DR5 / Epcoritamab (DuoBody-CD3xCD20) 35

DuoBody-PD-L1x4-1BB (GEN1046)

Bispecific Next Generation Checkpoint Immunotherapy

In Short

- **Bispecific antibody created with Genmab's DuoBody technology**
- **Phase I/II clinical trial in solid tumors ongoing**
- **Developed in collaboration with BioNTech**

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab's DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. DuoBody-PD-L1x4-1BB targets PD-L1 and 4-1BB, selected to block inhibitory PD-1 / PD-L1 axis and simultaneously activate essential co-stimulatory activity via 4-1BB using inert DuoBody antibody format. A Phase I/II clinical study of DuoBody-PD-L1x4-1BB in solid tumors is ongoing.

Updates from First Quarter to Third Quarter

May: First patient dosed in the first-in-human Phase I/II trial of DuoBody-PD-L1x4-1BB in solid tumors.

January: A CTA for DuoBody-PD-L1x4-1BB was submitted to regulatory authorities in Spain.



DuoBody-CD40x4-1BB (GEN1042)

Potential First-in-Class Bispecific Agonistic Antibody

In Short

- **Bispecific antibody created with Genmab's DuoBody technology**
- **Phase I/II clinical trial in solid tumors ongoing**
- **Developed in collaboration with BioNTech**

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab's DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase I/II clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing.

Updates from First Quarter to Third Quarter

September: First patient dosed in the first-in-human Phase I/II trial of DuoBody-CD40x4-1BB in solid tumors.

March: A CTA for DuoBody-CD40x4-1BB was submitted to regulatory authorities in the UK.

Management's Review / DuoBody-PD-L1x4-1BB / DuoBody-CD40x4-1BB 36

Management’s Review 37

Partner Programs Built on Genmab’s Innovation In addition to our two approved products in collaboration and six proprietary clinical projects, our collaboration partners are running clinical development programs with antibodies created by Genmab or created using our DuoBody bispecific antibody technology. Management’s Review / Partner Programs 38

Ofatumumab (OMB157)

In Short

- **Human CD20 monoclonal antibody developed by Novartis under a license agreement with Genmab**
- **Subcutaneous formulation in development to treat relapsing multiple sclerosis (RMS)**
- **Positive data available from the two Phase III ASCLEPIOS studies with SubQ ofatumumab in RMS**
- **Based on ASCLEPIOS data Novartis initiated submission to U.S. health authorities in 2019**

Ofatumumab is a human IgG1k mAb that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. It is developed by Novartis under a license agreement between Genmab and Novartis Pharma AG (see Ofatumumab Collaboration with Novartis Pharma AG section for more information). A SubQ formulation of ofatumumab was investigated in two Phase III clinical studies in RMS. The studies compared the efficacy and safety of SubQ ofatumumab versus teriflunomide in patients with RMS and were comprised of approximately 900 patients each. A Phase III study examining the long-term safety, tolerability and effectiveness of ofatumumab in patients with RMS who participated in a previous study is ongoing as is a study to evaluate the bioequivalence of 20mg of SubQ ofatumumab injected by either pre-filled syringe or autoinjector in adult relapsing MS patients.

Fourth Quarter Update

December: Novartis initiated submission of an sBLA to U.S. health authorities seeking approval of the subcutaneous formulation of ofatumumab.

Update from First Quarter to Third Quarter

August: Novartis reported that the Phase III ASCLEPIOS I & II studies of SubQ ofatumumab versus teriflunomide in adults with relapsing forms of multiple sclerosis met the primary endpoints where ofatumumab showed a highly significant and clinically meaningful reduction in the number of confirmed relapses, evaluated as the annualized relapse rate (ARR). Key secondary endpoints including delaying the time to confirmed disability progression were also met. According to Novartis, ofatumumab delivered sustained efficacy and the safety profile of ofatumumab as seen in the ASCLEPIOS studies is in line with the observations from prior Phase II results. Detailed data from these studies was subsequently presented at the 35th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in September. Patients with RMS on ofatumumab had a reduction in ARR by 50.5% (0.11 vs. 0.22) and 58.5% (0.10 vs 0.25) compared to teriflunomide (both studies $p<0.001$) in ASCLEPIOS I & II studies respectively. Regarding secondary endpoints of the trials, ofatumumab showed highly significant suppression of gadolinium (Gd) enhancing T1 lesions when compared to teriflunomide demonstrating a profound suppression of new inflammatory activity. Ofatumumab showed a relative risk reduction of 34.4% in 3-month confirmed disability worsening (CDW) ($p=0.002$) and 32.5% in 6-month CDW ($p=0.012$) versus teriflunomide in pre-specified pooled analyses.

About Multiple Sclerosis

Chronic
disorder of the central nervous system that disrupts the normal functioning of the brain, optic nerves and spinal cord through inflammation and tissue loss.

85%
of MS cases are relapsing remitting multiple sclerosis (RRMS), characterized by unpredictable recurrent attacks.[1]

2.5M
people affected worldwide.[2]

53,299
diagnosed incident cases MS in 2019 in the U.S., Japan and 5 major EU markets.[3]

Sources:
1 Datamonitor. Multiple Sclerosis Treatment. Published August 2016.
2 GlobalData. EpiCast Report: Multiple Sclerosis – Epidemiology Forecast to 2026. Published November 2017.
3 GlobalData. Multiple Sclerosis: Epidemiology Forecast to 2028. Published November 2019

Management's Review / Partner Programs 39

Teprotumumab

In Short

- **Developed and manufactured by Horizon Therapeutics, plc (Horizon) for thyroid eye disease (TED)**
- **In 2019 a BLA submitted to the U.S. FDA by Horizon for teprotumumab in active TED received Priority Review**

Teprotumumab, approved by the U.S. FDA in January 2020 under the trade name TEPEZZA™, is a fully human antibody that targets the Insulin-like Growth Factor-1 Receptor, a well-validated target. TEPEZZA was developed and is manufactured by Horizon. Horizon submitted the BLA for TEPEZZA, which received Priority Review, Orphan Drug, Fast Track and Breakthrough Therapy designations from the U.S. FDA for the treatment of TED. The medicine was created by Genmab under a collaboration with Roche and development of the product is now being conducted by Horizon under a license from Roche. Under the terms of Genmab's agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA.

Updates from First Quarter to Third Quarter

September: U.S. FDA granted Priority Review to the BLA submitted by Horizon for teprotumumab in the treatment of active TED. The U.S. FDA assigned a Prescription Drug User Fee Act (PDUFA) target date of March 8, 2020 to take a decision on the BLA for teprotumumab. The BLA was submitted to the U.S. FDA in July.

February: Topline results from the Phase III confirmatory trial evaluating teprotumumab for the treatment of active thyroid eye disease showed that the study met its primary endpoint.

HuMax-IL8

In Short

- **Human antibody in development by Bristol-Myers Squibb (BMS-986253)**
- **In Phase I/II development in advanced cancers**

HuMax-IL8 is a high affinity fully human antibody directed towards IL-8. IL-8 has been shown to be involved in several aspects of tumor development including tumor spread (metastasis), cancer stem cell renewal and tumor immune-suppression.

HuMax-IL8 has been shown to inhibit these processes and to inhibit tumor growth in pre-clinical tumor models. HuMax-IL8 is in development for the treatment advanced cancers under an agreement with Bristol-Myers Squibb.

About Thyroid Eye Disease (TED)

Vision-threatening

Rare, progressive and vision-threatening autoimmune disease[1]

Associated with thyroid disease, affecting the ocular and orbital tissues[1]

50 %

Misalignment of the eyes (strabismus) and double vision (diplopia) are reported in about 50% of people with TED[2]

Annual incidence

is approximately 3 out of 100,000 men and 16 out of 100,000 women[3]

Sources:

1. Barrio-Barrio J, et al. Graves' Ophthalmopathy: VISA versus EUGOGO Classification, Assessment, and Management. Journal of Ophthalmopathy. 2015;2015:1-16.
2. Horizon Therapeutics, Understanding Thyroid Eye Disease (TED), https://www.horizontherapeutics.com/PDFs/TED_fact_sheet.pdf, Accessed February 2020
3. Bahn RS. Graves' ophthalmopathy. N Engl J Med. 2010;362:726-738

Management's Review / Partner Programs

40

Camidanlumab tesirine (ADCT-301)

In Short

- **ADC in development under a collaboration and license agreement with ADC Therapeutics**
- **In development for Hodgkin lymphoma and solid tumors**

Camidanlumab tesirine is an ADC that combines Genmab's HuMax-TAC antibody and ADC Therapeutics' PBD-based warhead and linker technology. Camidanlumab tesirine targets CD25, which is expressed on a variety of hematological tumors and shows limited expression on normal tissues, except for regulatory T cells, which are known to be immunosuppressive. This makes CD25 an attractive target for antibody-payload approaches in hematological and solid tumors. Camidanlumab tesirine is in clinical development under a Collaboration and License Agreement between Genmab and ADC Therapeutics, under which Genmab owns 25% of the product rights. A Phase II study of camidanlumab tesirine to treat relapsed or refractory Hodgkin lymphoma and a Phase I study of camidanlumab tesirine to treat solid tumors are ongoing.

Update from First Quarter to Third Quarter

August: A Phase II trial of camidanlumab tesirine in patients with relapsed or refractory Hodgkin lymphoma was published on www.clinicaltrials.gov.

JNJ-61186372

In Short

- **DuoBody product targeting EGFR and cMET**
- **Phase I and I/II studies ongoing in NSCLC**
- **Developed by Janssen under the DuoBody technology collaboration**

JNJ-61186372 is a bispecific antibody that targets EGFR and cMET, two validated cancer targets. JNJ-61186372 was created under a collaboration between Genmab and Janssen using Genmab's DuoBody technology. The two antibodies used to generate JNJ-61186372 were both created by Genmab. Janssen is investigating JNJ-61186372 in Phase I and I/II clinical studies for the treatment of NSCLC.

Fourth Quarter Update

October: Genmab achieved a milestone payment for progress with the program.

Updates from First Quarter to Third Quarter

September: A Phase I study in combination with lazertinib in Japanese patients with advanced NSCLC published on www.clinicaltrials.gov.

June: Updated data from Phase I study in NSCLC presented in an oral session at 2019 ASCO Annual Meeting.

JNJ-63709178

In Short

- **DuoBody product targeting CD123 and CD3**
- **Phase I study in relapsed or refractory AML**
- **Developed by Janssen under the DuoBody technology collaboration**

JNJ-63709178 is a bispecific antibody that targets CD3, which is expressed on T-cells, and CD123, which is overexpressed in various hematologic malignancies. JNJ-63709178 may redirect T-cells, resulting in T-cell mediated killing of CD123+ acute myeloid leukemia (AML) cells. JNJ-63709178 was created by Janssen using Genmab's DuoBody technology. JNJ-63709178 is being investigated in a Phase I clinical study for the treatment of AML.

Management's Review / Partner Programs 41

JNJ-64007957

In Short

- **DuoBody product targeting BCMA and CD3**
- **Phase I studies in multiple myeloma announced and ongoing**
- **Developed by Janssen under the DuoBody technology collaboration**

JNJ-64007957 is a bispecific antibody that targets BCMA, which is expressed in mature B lymphocytes, and CD3, which is expressed on T-cells. JNJ-64007957 was created by Janssen using Genmab's DuoBody technology. JNJ-64007957 is being investigated in Phase I clinical studies for the treatment of multiple myeloma.

Update from First Quarter to Third Quarter

September: Phase Ib trial (MMY1002) of SubQ daratumumab in combination with either JNJ-64407564 or JNJ-64007957 for patients with multiple myeloma published on www.clinicaltrials.gov.

JNJ-64407564

In Short

- **DuoBody product targeting CD3 and GPRC5D**
- **Phase I studies in multiple myeloma announced and ongoing**
- **Developed by Janssen under the DuoBody technology collaboration**

JNJ-64407564 is a bispecific antibody that targets CD3, which is expressed on T-cells, and GPRC5D, which is highly expressed on multiple myeloma cells. JNJ-64407564 was created by Janssen using Genmab's DuoBody technology. JNJ-64407564 is being investigated in Phase I clinical studies for the treatment of multiple myeloma.

Update from First Quarter to Third Quarter

September: Phase Ib trial (MMY1002) of SubQ daratumumab in combination with either JNJ-64407564 or JNJ-64007957 for patients with multiple myeloma published on www.clinicaltrials.gov.

JNJ-67571244

In Short

- **DuoBody product targeting CD33 and CD3**
- **In Phase I study for relapsed or refractory AML or MDS**
- **Developed by Janssen under the DuoBody technology collaboration**

JNJ-67571244 is a bispecific antibody that targets CD3, which is expressed on T-cells and CD33, which is frequently expressed in AML and myelodysplastic syndrome (MDS). JNJ-67571244 was created under a collaboration between Genmab and Janssen using Genmab's DuoBody technology. JNJ-67571244 is being investigated in a Phase I clinical study to treat relapsed or refractory AML or MDS.

Updates from First Quarter to Third Quarter

July: Genmab achieved a milestone payment for progress with the program.

May: A Phase I study of JNJ-67571244 in relapsed or refractory AML or MDS was initiated.

Management's Review / Partner Programs

42

JNJ-63898081

In Short

- **DuoBody product targeting PSMA and CD3**
- **In Phase I study for advanced solid tumors**
- **Developed by Janssen under the DuoBody technology collaboration**

JNJ-63898081 is a bispecific antibody that targets CD3, which is expressed on T-cells and prostate-specific membrane antigen (PSMA), which is highly expressed on prostate adenocarcinomas. JNJ-63898081 was created under a collaboration between Genmab and Janssen using Genmab's DuoBody technology. JNJ-63898081 is being investigated in a Phase I clinical study to treat advanced solid tumors.

Updates from First Quarter to Third Quarter

July: Genmab achieved a milestone payment for progress with the program.

April: A Phase I study of JNJ-63898081 in advanced solid tumors was published on www.clinicaltrials.gov.

Lu AF82422

In Short

- **Human antibody targeting alpha-synuclein**
- **Phase I study in healthy volunteers and patients with Parkinson's disease**
- **Developed under a collaboration with Lundbeck**

Lu AF82422 is a human antibody that targets alpha-synuclein, a protein that is linked to Parkinson's disease. Lu AF82422 targets the underlying biology of Parkinson's disease and aims to treat the disease by slowing or stopping the disease progression. Lu AF82422 was invented by Lundbeck in collaboration with Genmab. Lu AF82422 is being investigated in a Phase I clinical study in both healthy volunteers and patients with Parkinson's disease.

Pre-clinical Programs

In Short

- **Broad pre-clinical pipeline of approximately 20 programs including DuoHexaBody-CD37, HexaBody-CD38 and DuoBody-CD3x5T4**
- **Pre-clinical pipeline includes both partnered products and in-house programs based on our proprietary technologies**
- **Multiple new Investigational New Drug Applications (INDs) expected to be submitted over coming years**
- **In 2019 entered multiple strategic collaborations to support the expansion of Genmab's innovative pipeline**

Our pre-clinical pipeline includes naked antibodies, immune effector function enhanced antibodies developed with our HexaBody technology, and bispecific antibodies created with our DuoBody platform. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners.

Fourth Quarter Updates

December: Entered into a strategic partnership with CureVac AG that will combine CureVac's mRNA technology and know-how with Genmab's proprietary antibody technologies and expertise in order to develop differentiated mRNA-based antibody products.

Management's Review / Partner Programs 43

Under the terms of the agreement Genmab will provide CureVac with a USD 10 million upfront payment. Genmab will also make a EUR 20 million equity investment in CureVac. The companies will collaborate on research to identify an initial product candidate and CureVac will contribute a portion of the overall costs for the development of this product candidate, up to the time of an IND. Genmab would thereafter be fully responsible for the development and commercialization of the potential product, in exchange for undisclosed milestones and tiered royalties to CureVac. The agreement also includes three additional options for Genmab to obtain commercial licenses to CureVac’s mRNA technology at pre-defined terms, exercisable within a five-year period. If Genmab exercises any of these options, it would fund all research and would develop and commercialize any resulting product candidates with CureVac eligible to receive between USD 275 million and USD 368 million in development, regulatory and commercial milestone payments for each product, dependent on the specific product concept. In addition, CureVac is eligible to receive tiered royalties in the range from mid-single digits up to low double digits per product. CureVac would retain an option to participate in development and/or commercializa-tion of one of the potential additional programs under pre-defined terms and conditions. antibody product incorporating Genmab’s HexaBody technology. Genmab will fund research and development activities until completion of clinical proof of concept studies in multiple myeloma and diffuse large B-cell lymphoma. Based on the data from these studies, Janssen may exercise its option and receive a worldwide license to develop, manufacture and commercialize HexaBody-CD38. Should this occur, Janssen will pay Genmab a USD 150 million option exercise fee and up to USD 125 million in development milestones, as well as a flat royalty rate of 20% on sales of HexaBody-CD38 until a specified time in 2031, followed by 13-20% tiered royalties on sales thereafter. Should Janssen not exercise its option, the terms of the agreement allow Genmab to continue to develop and commercialize Hexa-Body-CD38 for DARZALEX-resistant patients, and in all other indications except those multiple myeloma or amyloidosis indications where DARZALEX is either approved or is being actively developed. The agreement is the outcome of pre-clinical research on novel CD38 targeting concepts conducted by Genmab. HexaBody-CD38 showed encouraging in vitro complement-dependent cytotoxicity (CDC) activity in B-cell lymphoma and leukemia, including for cells with low CD38 expression levels. HexaBody-CD38 also showed similar antibody-dependent cellular cytotoxicity (ADCC) in vitro compared to daratumumab. Updates from First Quarter to Third Quarter September: Entered into a strategic collaboration agreement with Tempus, building upon existing service agreements between the companies. Under the terms of the agreement, the companies will also jointly work on research projects that are identified by Genmab to explore novel product concepts and biomarkers. For any resulting products, Genmab will lead all development and commercial activities. Tempus will be eligible for undisclosed milestones and royalties from Genmab and will also have the option to fund part of product development programs in exchange for increased royalty payments due to Tempus under the agreement. Q3: Two antibody research programs at Gilead Sciences, Inc., which incorporated Genmab’s DuoBody technology, were concluded and the underlying Research Evaluation Agree-ments, signed in 2014 and 2016, were terminated. July: Entered into an agreement with BliNK Biomedical for an exclusive commercial license to certain antibodies targeting CD47, for potential development and commercialization into novel bispecific therapeutics created via Genmab’s propri-etary DuoBody Platform technology. Under the terms of the agreement, Genmab paid BliNK Biomedical an upfront fee of USD 2.25 million. BliNK Biomedical is also eligible to receive up to approximately USD 200 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales. The first presentation of pre-clinical data for HexaBody-CD38 occurred at the 61st ASH Annual Meeting. November: IND was filed for DuoHexaBody-CD37. The first presentation of pre-clinical data for Duobody-CD3x5T4 occurred at the 34th Society for Immunotherapy of Cancer Annual Meeting. June: Entered into exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38, a next-generation human CD38 monoclonal Management’s Review / Pre-clinical Programs 44

Antibody Technologies

Antibodies are Y-shaped proteins that play a central role in immunity against bacteria and viruses (also known as pathogens). As we develop immunity, our bodies generate antibodies that bind to pathogen structures (known as antigens), which are specific to the pathogen. Once bound, the antibodies attract other parts of the immune system to eliminate the pathogen. In modern medicine, we have learned how to create and develop specific antibodies against antigens associated with diseased human cells for use in the treatment of diseases such as cancer and autoimmune disease. Genmab uses several types of technologies to create antibodies to treat disease and has developed proprietary antibody technologies including the DuoBody, HexaBody, DuoHexaBody and HexElect platforms. Information about these technologies can be found in the following sections and at http://www.genmab.com/research-and-technology/genmab-technology.

We also use or license several other technologies to generate diverse libraries of high quality, functional antibodies such as the OmniAb® transgenic mouse and rat platforms from Ligand Pharmaceuticals, Inc. We also use or license technologies to increase the potency of some of our antibody therapeutics on a product-by-product basis such as the ADC technology from Seattle Genetics. ADCs are antibodies with potent cytotoxic agents coupled to them. By using antibodies that recognize specific targets on tumor cells, these cytotoxic agents are preferentially delivered to the tumor cells.

Platform		Principle	Applications
DuoBody		Bispecific antibodies	Dual-targeting: • Recruitment (e.g., T cells) • Tumor heterogeneity
HexaBody		Target-mediated enhanced hexamerization	Enhanced potency: • Complement-dependent cytotoxicity (CDC) • Target clustering, outside-in signaling, apoptosis
DuoHexaBody		Bispecific antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis
HexElect		Two co-dependent antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency and selectivity: • Co-dependent unlocking of potency • New target space, previously inaccessible

Management's Review / Antibody Technologies 45

DuoBody Platform

The innovative DuoBody technology platform generates bispecific antibodies via a fast, versatile, and broadly applicable process, called controlled Fab-arm exchange. With only minimal protein engineering the technology allows the binding arms of two distinct monoclonal antibodies to exchange, combining into one stable bispecific antibody, thereby retaining regular immunoglobulin structure and function. The DuoBody platform is also highly suitable for high throughput generation, screening, and discovery of bispecific antibodies in the final format.



DuoBody Platform
Innovative Technology for Bispecific Antibody Therapeutics

In short

- **Bispecific antibody technology platform**
- **Potential in cancer, autoimmune, infectious, cardiovascular, central nervous system diseases and hemophilia**
- **Commercial collaborations with Janssen, BioNTech, Novo Nordisk and BliNK Biomedical plus multiple research collaborations**

The DuoBody platform is Genmab's innovative platform for the discovery and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or "docking" sites) either on the same, or on different targets (also known as dual-targeting). Dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example, engaging a T cell to kill a tumor cell). Bispecific antibodies generated with the DuoBody platform can be used for the development of therapeutics for diseases such as cancer, autoimmune, infectious, cardiovascular, and central nervous system diseases, and hemophilia. DuoBody molecules combine the benefits of bispecificity with the strengths of conventional antibodies, which allows DuoBody molecules to be administered and dosed the same way as other antibody therapeutics.

Genmab's DuoBody platform generates bispecific antibodies via a versatile and broadly applicable process which is easily performed at high throughput, standard bench, as well as commercial manufacturing scale. Genmab uses the DuoBody platform to create its own bispecific antibody programs and the technology is also available for licensing. Genmab has numerous alliances for the DuoBody platform including commercial collaborations with Janssen, Novo Nordisk, BioNTech and BliNK Biomedical.

Management's Review / DuoBody Platform

46

Commercial DuoBody Product Collaborations

Janssen Biotech, Inc.

In July 2012, Genmab entered into a collaboration with Janssen Biotech, Inc. to create and develop bispecific antibodies using our DuoBody platform. Under this original agreement, Janssen had the right to use the DuoBody technology to create panels of bispecific antibodies (up to 10 DuoBody programs) to multiple disease target combinations. Genmab received an upfront payment of USD 3.5 million from Janssen and will potentially be entitled to milestone and license payments of up to approximately USD 175 million, as well as royalties for each commercialized DuoBody product.

Under the terms of a December 2013 amendment, Janssen was entitled to work on up to 10 additional programs. Genmab received an initial payment of USD 2 million from Janssen. Under the terms of the original agreement, for each of the additional programs that Janssen successfully initiates, develops and commercializes, Genmab will potentially be entitled to receive average milestone and license payments of approximately USD 191 million. In addition, Genmab will be entitled to royalties on sales of any commercialized products. All research work is funded by Janssen.

As of December 31, 2018, Janssen had exercised 14 licenses under this collaboration. No further options remain for use by Janssen. As of December 31, 2019, six DuoBody product candidates created under this collaboration were in the clinic.

BioNTech

In May 2015, Genmab entered an agreement with BioNTech AG to jointly research, develop and commercialize bispecific antibody products using Genmab's DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides antibodies and access to its DuoBody technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech and an additional USD 2 million (out of a potential of USD 5 million) as certain BioNTech assets were selected for further development. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Genmab and BioNTech have selected two product candidates for clinical development, DuoBody-CD40x4-1BB (GEN1042) and DuoBody-PD-L1x4-1BB (GEN1046), both of which are now in Phase I clinical trials.

Management's Review / DuoBody Platform 47

Novo Nordisk

In August 2015, Genmab entered an agreement to grant Novo Nordisk commercial licenses to use the DuoBody technology platform to create and develop bispecific antibody candidates for two therapeutic programs. The bispecific antibodies will target a disease area outside of cancer therapeutics. Under the terms of the agreement, Genmab received an upfront payment of USD 2 million from Novo Nordisk. After an initial period of exclusivity for both target combinations, Novo Nordisk has extended exclusivity of the commercial license for one target combination in 2018. Under the exclusive license agreement, Genmab is entitled to potential development, regulatory and sales milestones of up to approximately USD 250 million. In addition, Genmab will be entitled to single-digit royalties on sales of any commercialized products. In December 2017, the collaboration was expanded to include an additional five potential target pair combinations and three commercial license options. Genmab received an upfront payment of USD 2 million from Novo Nordisk and will be entitled to milestones and single digit royalties on eventual product sales. The first clinical trial for Mim8, a DuoBody product candidate for hemophilia being developed by Novo Nordisk under this collaboration, was published on www.clinicaltrials.gov in December.

BliNK Biomedical

In July 2019, Genmab entered into an agreement with BliNK Biomedical for an exclusive commercial license to certain antibodies targeting CD47, for potential development and commercialization into novel bispecific therapeutics created via Genmab's proprietary DuoBody Platform technology. Under the terms of the agreement, Genmab paid BliNK Biomedical an upfront fee of USD 2.25 million. BliNK Biomedical is also eligible to receive up to approximately USD 200 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales.

Management's Review / DuoBody Platform 48

HexaBody

HexaBody Platform
Creating Differentiated Therapeutics

In Short

- **Enhanced potency antibody technology platform**
- **Broadly applicable technology that builds on natural antibody biology**
- **First HexaBody product in clinical development – HexaBody-DR5/DR5**

The HexaBody technology platform is a proprietary Genmab technology that is designed to increase the potency of antibodies. The HexaBody platform builds on natural biology and strengthens the natural killing ability of antibodies while retaining regular structure and specificity. The technology allows for the creation of potent therapeutics by inducing antibody hexamer formation (clusters of six antibodies) after binding to their target antigen on the cell surface. We have used the HexaBody platform to generate antibodies with enhanced complement-mediated killing, allowing antibodies with limited or absent killing capacity to be transformed into potent, cytotoxic antibodies. In addition to complement-mediated killing, the clustering of membrane receptors by the HexaBody platform can lead to subsequent outside-in signaling (e.g. in the case of our HexaBody-DR5/DR5 product) leading to cell death. The HexaBody technology creates opportunities to explore new product candidates, to repurpose drug candidates unsuccessful in previous clinical trials due to insufficient potency, and may provide a useful strategy in product life cycle management. The HexaBody technology is broadly applicable and can be combined with Genmab's DuoBody platform (DuoHexaBody platform) as well as other antibody technologies. The technology has the potential to enhance antibody therapeutics for a broad range of applications in diseases such as cancer and infectious diseases. Genmab intends to use the HexaBody technology for its own antibody programs and the technology is also available for licensing. In addition to multiple HexaBody research collaborations with other companies, Genmab has entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38, a next-generation CD38 monoclonal antibody product incorporating the HexaBody technology.

Management's Review / HexaBody Platform 49

The HexaBody platform is an innovative approach for the creation of potent therapeutics. It builds on recent insights in the natural biology of antibodies. The technology enhances the ordered clustering of antibodies into hexamers after they bind to their target cells. This biological mechanism can be exploited to robustly enhance cell killing via complement-dependent cytotoxicity (CDC) or agonist outside-in signaling induced by clustering. The HexaBody platform can be combined with Genmab's DuoBody platform as well as with other antibody technologies.



target cell
antigen binding
hexamerization
CDC induction
complement cascade
MAC
Clustering:
outside-in signaling

Management's Review / HexaBody Platform

50

DuoHexaBody Platform
Combining Dual-Targeting and Enhanced Potency

In Short

- Antibody technology that combines DuoBody and HexaBody platforms
- Creates bispecific antibodies with target-mediated enhanced potency
- First IND for a DuoHexa-Body product candidate, DuoHexaBody-CD37, submitted in 2019

The DuoHexaBody platform is a proprietary technology that combines the dual-targeting of our DuoBody technology with the enhanced potency of our HexaBody technology, creating bispecific antibodies with target-mediated enhanced hexamerization. We currently have one proprietary bispecific antibody product created with DuoHexaBody technology, DuoHexaBody-CD37 with potential in hematological malignancies. Following an IND filing in November, DuoHexaBody-CD37 is anticipated to be in the clinic in 2020.



Management's Review / DuoHexaBody Platform

51

HexElect Platform
Enhancing Selectivity and Potency



In Short

- **Antibody technology platform inspired by the HexaBody platform**
- **Combines dual-targeting with enhanced selectivity and potency**

The HexElect antibody platform is Genmab's newest proprietary technology. This technology combines two HexaBody molecules designed to effectively and selectively hit only those cells that express both targets by making the activity of complexes of HexaBody molecules dependent on their binding to two different targets on the same cell. The HexElect platform maximizes efficacy while minimizing possible toxicity, potentially leading to more potent and safer products.

Management's Review / HexElect Platform 52

Commitment to Building a Sustainable and Socially Responsible Biotech

The Board of Directors and Senior Leadership at Genmab are committed to Genmab's business-driven CSR strategy as well as its efforts to build a sustainable organization that meets environmental, social and governance (ESG) criteria of relevance to its business operations.

Genmab's activities are anchored in the company's core purpose **"to improve the lives of patients by creating and developing innovative antibody products,"** thus creating value over the long term not only for its employees and shareholders, but also for patients who may benefit from Genmab's innovation. Through our reports on Governance, CSR, and Compensation, Genmab has established a framework to set goals and track our performance against these goals. As the reporting of sustainability metrics continues to evolve over the years, Genmab has and will continue to adapt and improve its metrics and disclosures. As a leading international biotechnology company, Genmab has high standards for reporting requirements. Genmab's core values and vision are the foundation for its commitment to building a sustainable and socially responsible biotech company.

Below are some examples of Genmab's CSR & ESG initiatives:

Commitment to Business Ethics	Commitment to the Environment	Commitment to Transparency
Genmab adheres to its Code of Business Conduct and Ethics which sets high ethical standards of all Genmab employees and the Board of Directors, and promotes and enforces the principles around anti-bribery and anti-corruption: https://ir.genmab.com/code-business-conduct-ethics	Genmab facilities are equipped with BREEAM (Building Research Establishment Environmental Assessment Method) certifications of various grades: https://ir.genmab.com/corporate-social-responsibility	The products and conduct of non-clinical and clinical trials met Danish, European, US and Japanese regulations including International requirements (OECD/ICH).
The Board of Directors has established and appointed a Compensation Committee, an Audit and Finance Committee, a Nominating and Corporate Governance Committee and a Scientific Committee.	First laboratories in the Netherlands to obtain a BREEAM Excellent certification.	Genmab is committed to diversity at all levels of the company and strives to recruit and retain employees with the right skills and competences, regardless of gender, nationality and other differences.
Committed to developing a remuneration policy that incorporates enduring remuneration principles and is responsive to shareholder concerns. View the Genmab Compensation Report: https://ir.genmab.com/corporate-governance	Facilities in Denmark have a BREEAM Very Good certification and the future U.S. site will have a Leadership in Energy and Environmental Design (LEED) Silver certification.	59/41% of women and men in the workplace 52% of women employees director level and above 37.5% of women in senior leadership roles 1/3 Women Board of Directors 42 Nationalities

Management's Review / Commitment to Building a Sustainable and Socially Responsible Biotech 53

Manliement's Rt M

Corporate Governance

Genmab works diligently to improve its guidelines and policies for corporate governance taking into account the recent trends in international and domestic requirements and recommendations. Genmab's commitment to corporate governance is based on ethics and integrity and forms the basis of its effort to strengthen the confidence that existing and future shareholders, partners, employees and other stakeholders have in Genmab. The role of shareholders and their interaction with Genmab is important. Genmab acknowledges that open and transparent communication is necessary to maintain the confidence of Genmab's shareholders and achieves this through company announcements, investor meetings and company presentations. Genmab is committed to providing reliable and transparent information about its business, financial results, development programs and scientific results in a clear and timely manner.

All Danish companies listed on the Nasdaq Copenhagen are required to disclose in their annual reports how they address the Recommendations for Corporate Governance issued by the Committee on Corporate Governance in November 2017, (the "Recommendations") applying the "comply-or-explain" principle.

Genmab follows the vast majority of the Recommendations, although specific sub-areas have been identified where Genmab's corporate governance principles differ from the Recommendations as follows:

- The Recommendations provide that according to a company's takeover contingency procedures, the board of directors shall not attempt to counter a takeover bid without the acceptance of the general meeting. Genmab does not have such a restriction in its takeover contingency procedures and retains the right in certain circumstances to reject takeover bids without consulting the shareholders. Genmab believes this provides the Board of Directors with the needed flexibility to best respond to takeover bids and to negotiate with bidders. Actions will be determined on a case-by-case basis with due consideration to the interests of the shareholders and other stakeholders.

- The Recommendations provide that remuneration of the board members shall not include share options. However, Genmab's compensation of the board members includes restricted stock units (RSUs), which, like share options, are considered a form of equity compensation. Equity compensation constitutes a common part of the compensation paid to members of the board of directors in competing international biotech companies. This is supported by a benchmark analysis conducted in 2019 by an independent compensation consultant. To remain competitive in the international market and to be able to attract and retain qualified members of the Board of Directors, it is considered in the best interest of Genmab to follow this practice, which we believe is aligned to serve the shareholders' long-term interests. Furthermore, to ensure the Board of Directors' independence and supervisory function, vesting of RSUs granted to members of the Board of Directors shall not be subject to fulfilment of forward-looking performance criteria. To address concerns raised by shareholders and their representatives that continued service as a vesting condition for RSU awards to members of the Board of Directors could be a disincentive for such members to express dissenting views and to ensure that the independence of the members of our Board of Directors cannot be questioned, the Board of Directors is considering to amend the RSU program.

- The Recommendations provide that the total value of the remuneration relating to the notice period, including severance pay, does not exceed two years of remuneration, including all components of the remuneration. In the event Genmab terminates the service agreements with each member of the Executive Management team without cause, Genmab is obliged to pay the Executive Management member his/her existing salary (including benefits) for one or two years after the end of the one year notice period. Also, in the event of termination by Genmab (unless for cause) or by a member of the Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a member of the Executive Management compensation equal to his/her existing total salary (including benefits and a bonus) for up to two years in addition to the notice period. It furthermore follows from Genmab's warrant and RSU programs that, in certain "good leaver" situations, outstanding warrants and RSUs awarded under these programs will continue to vest. Depending on the circumstances, one of the aforementioned events, or a combination thereof, could potentially make the termination payments exceed two years of remuneration.

Genmab publishes its statutory report on Corporate Governance for the financial year 2019 cf. Section 107 b of the Danish Financial Statements Act ("Lovpligtig redegørelse

Management's Review / Corporate Governance 55

for virksomhedsledelse jf. årsregnskabslovens § 107 b”) on the company’s website, including a detailed description of the Board of Directors’ consideration in respect of all the Recommendations. The statutory report on Corporate Governance can be found on Genmab’s website https:// ir.genmab.com/corporate-governance. by each member of the Board of Directors and the Executive Management from Genmab A/S and other group companies for the last three years, including information on the most important content of retention and resignation arrangements and the correlation between the remuneration and company strategy and relevant related goals (the “Compensation Report”). The Compensation Report can be found on Genmab’s website https://ir.genmab.com/corporate-governance. GUIDELINES FOR INCENTIVE REMUNERATION Pursuant to the previous section 139 of the Danish Compa-nies Act (in Danish “Selskabsloven”), the board of directors was required, before the company entered into a specific incentive payment agreement with a member of the board of directors or executive management, to lay down general guidelines governing the company’s incentive remuneration of such member. The general guidelines are included in the Remuneration Principles for the Board of Directors and the Executive Management which have been considered and adopted at Genmab’s annual general meeting. The Remuner-ation Principles can be found in their full length on our website www.genmab.com. The guidelines were adopted at the 2008 annual general meeting and most recently amend-ed by the annual general meeting of the company in 2019. All incentive payments are carried out in accordance with Genmab’s Remuneration Principles. THE BOARD OF DIRECTORS The Board of Directors plays an active role within Genmab in setting the strategies and goals for Genmab and monitoring the operations and results of the company. Board duties include establishing policies for strategy, accounting, organization and finance, and the appointment of Executive Management members. The Board of Directors also assesses Genmab’s capital and share structure and is responsible for approving share issues and the grant of warrants and RSUs. DISCLOSURE REGARDING CHANGE OF CONTROL The Danish Financial Statements Act (Section 107 a) contains rules relating to listed companies with respect to certain disclosures that may be of interest to the stock market and potential takeover bidders, in particular in relation to disclosure of change of control provisions. For information on change of control clauses in our collaboration, development and license agreements as well as certain service agreements with the Executive Management and employees, please refer to note 5.5. Change of control clauses related to our warrant and RSU programs are outlined in note 4.6. BOARD COMMITTEES To support the Board of Directors in its duties, the Board of Directors has established and appointed a Compensation Committee, an Audit and Finance Committee, a Nominating and Corporate Governance Committee and a Scientific Committee. These committees are charged with reviewing issues pertaining to their respective fields that are due to be considered at board meetings. Written charters specifying the tasks and responsibilities for each of the committees are available on Genmab’s website www.genmab.com. In accordance with the newly implemented sections 139 and 139a of the Danish Companies Act, Genmab has prepared a Remuneration Policy regarding the remuneration of Genmab’s Board of Directors and Executive Management. The Remuner-ation Policy will be presented to the shareholders and proposed to be adopted at the Annual General Meeting in 2020. Upon adoption the Remuneration Policy will supersede the Remuneration Principles. More information on share capital is included in note 4.7. Unless otherwise provided in the Danish Companies Act, the adoption of any resolution to amend Genmab A/S’ articles of association shall be subject to the affirmative vote of not less than two thirds of the votes cast as well as of the voting share capital represented at the general meeting. Genmab A/S’ entire articles of association can be found on our website (www.genmab.com). Compensation Report In accordance with the Recommendations, Genmab has prepared a compensation report for the financial year 2019 that includes information on the total remuneration received For more details on the work and composition of the Board of Directors and its committees, reference is made to the statutory report on Corporate Governance. Management’s Review / Corporate Governance 56

• Management's Review

Corporate Social Responsibility (CSR) and Sustainability Commitments

The Board of Directors and Senior Leadership at Genmab are committed to Genmab's business-driven CSR strategy, which focuses on four main areas:

Employee Well-being
including health, safety and development

Environment
including waste management and recycling

Business Ethics
and transparency

Ethics
in relation to pre-clinical and clinical studies

Our vision – "By 2025 our own product has transformed cancer treatment and we have a pipeline of knock-your-socks-off antibodies" – inspires and motivates us to find new ways to improve healthcare and quality of life for patients and their families. We are committed to creating differentiated antibody products that have the potential to provide new treatment options to patients with life threatening and debilitating diseases.

We believe we have a responsibility to ensure our actions not only benefit our main stakeholders (patients, shareholders and employees), but also society as a whole. With our core values and vision in mind, being socially responsible is fundamental to the way we do business at Genmab.

In carrying out our business we strive to comply with all relevant laws, standards and guidelines. We also consider the well-being of our employees a top priority, and we minimize our impact on the environment to the extent possible. We have high ethical standards and aim to conduct business with companies and within countries that share our ethics and respect the protection of internationally proclaimed human rights. As we conduct business in a highly regulated industry, we have chosen not to implement a specific human rights policy. It is important to us, however, to support and respect the protection of internationally proclaimed human rights through other policies that address responsible supply chain management, ethical procedures, health and safety procedures, and issues regarding access to medicine. Genmab strives to only conduct clinical trials in markets where a drug is planned to become available. Furthermore, Genmab does not employ child labor.

Our CSR Committee is chaired by a member of our Executive Management Team and is comprised of representatives from our human resources, investor relations and communications, legal, finance and research and development functions. Genmab is equally committed to building a sustainable organization that meets environment, social and governance (ESG) criteria of relevance to our business operations. In 2020, our goal is to further review ESG considerations in closer detail and integrate these into our strategic planning and risk management process. The committee ensures that Genmab carries out its CSR activities effectively and communicates clearly and openly about them.

Genmab publishes its statutory report on CSR for the financial year 2019 cf. Section 99 a of the Danish Financial Statements Act on the company's website, including additional information about policies, progress made during 2019 and expected activities for 2020. Genmab has adopted a target figure for women in the Board of Directors and a policy regarding the proportion of gender in other management levels of the Genmab group. Both of these goals have been met with equitable gender representation in the Board of Directors and with women holding 52% of all director level and above positions. In accordance with section 99 b of the Danish Financial Statements Act, Genmab discloses the target figure, the policy and current performance in its statutory report on CSR for the financial year 2019. The statutory report on CSR can be found at https://ir.genmab.com/corporate-social-responsibility.

Management's Review / Corporate Social Responsibility (CSR) and Sustainability Commitments 58

Human Capital Management

Employees are Genmab's most important resource and we strive to attract and retain the most qualified people to fulfil our core purpose. Genmab's goal is to develop and retain value in our own products which could one day transform cancer treatment. At Genmab, our core purpose, together with our core values, guides and inspires employees in their everyday work.

Teamwork and respect are central pillars of Genmab's culture, and we therefore ensure an inclusive, open and supportive professional work environment across our international locations. We believe that fostering workplace diversity across social, educational, cultural, national, age and gender lines is a prerequisite for the continued success of the company. We are committed to diversity at all levels of the company and strive to recruit employees with the right skills and competences, regardless of gender, age, ethnicity and other differences.

Skill, knowledge, experience and employee motivation are essential to Genmab as a biotech company. The ability to organize our highly skilled and very experienced employees at all levels of the organization into interactive teams is a key factor in achieving our goals and ensuring Genmab's success. Genmab's team is very experienced in the pharmaceutical and biotechnology industry.

Genmab group

41% Male

59% Female

Male/Female Ratios	2019		2018	
	Male	Female	Male	Female
Genmab group	41%	59%	41%	59%
Director level and above	48%	52%	45%	55%
Below director level	37%	63%	39%	61%
Annual promotions	44%	56%	44%	56%

Other Employee Information	2019	2018
FTE at the end of the year	548	377
Research and development FTE	468	323
Administrative FTE	80	54
FTE in Denmark at the end of the year	154	113
FTE in Netherlands at the end of the year	268	197
FTE in US at the end of the year	125	67
FTE in Japan at the end of the year	1	–
Employee turnover[1]	8%	6%
Employee absence[2]	3%	3%

[1] Employee turnover percentage is calculated by the FTE voluntarily leaving since the beginning of the year divided by the average FTE.

[2] The rate of absence is measured as absence due to the employee's own illness, pregnancy-related sick leave, and occupational injuries and illnesses compared with a regional standard average of working days in the year, adjusted for holidays.

Management's Review / Human Capital Management

59

Our Core Values Passion for innovation Work as one team and respect each other Our Core Purpose To improve the lives of patients by creating and developing innovative Determined – being the best at what we do antibody products 60 Integrity – we do the right thing

Risk Management Management’s Review / Risk Management 61

Genmab has core facilities in four countries and performs re-search and development activities with clinical trials conduct-ed around the globe. Through our activities, we are exposed to a variety of risks, some of which are beyond our control. These risks may have a significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment, with adequate procedures for identifi-cation and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level, is essential for the continued development of Genmab. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage to mitigate any residual risk, wherever considered practicable. The Board of Directors performs a yearly review of Genmab’s insurance coverage to ensure that it is adequate. The following is a summary of some of Genmab’s key risk ar-eas and how we attempt to address and mitigate such risks. Environmental and ethical risks are covered in Genmab’s statutory report on Corporate Social Responsibility. Management’s Review / Risk Management 62

Risk Related to	Risk Areas	Mitigation	Risk Trend
Business	Identification and development of successful products, expensive, time-consuming clinical trials with uncertain outcome and risk of failure to obtain regulatory approval in one or more jurisdictions	Genmab has established various committees to ensure optimal selection of disease targets and formats of our antibody candidates and to monitor progress of preclinical and clinical development. We strive to have a well-balanced product pipeline and continue to identify and search for new product candidates and closely follow the market.	Unchanged
	Dependent on identification and development of new proprietary technologies and access to new third party technologies, such as ADC technology, including exposure to safety issues, as well as other failures and setbacks related to use of such new or existing technologies	Genmab strives to continue its identification and development of new technologies, such as the DuoBody, HexaBody, DuoHexaBody and HexElect platforms and gain access to competitive new third party technologies such as ADC technology and mRNA technology. We closely monitor our preclinical programs and clinical trials to mitigate any unforeseen safety issues or other failures or setbacks associated with the use of our proprietary platform technologies or ADC technology.	Unchanged
	Genmab faces uncertainty about the successful commercialization of product candidates. This is a result of factors including immense competition on the basis of cost and efficacy as well as rapid technological change, which may result in others discovering, developing or commercializing competing products before or more successfully than us	From early in the research phase and throughout development, commercial potential and risks are assessed to ensure that final products have the potential to be commercially viable. Genmab attempts to control commercial risks by monitoring and evaluating current market conditions, competing products and new technologies and to potentially gain access to new technologies and products that may supplement our pipeline. Genmab strives to ensure market exclusivity for its own technologies and products by seeking patent protection.	Unchanged
	Near- and mid-term prospects are substantially dependent on continued clinical and commercial success of DARZALEX DARZALEX is subject to intense competition in the multiple myeloma therapy market	Genmab focuses on its three-pronged strategy to develop a broad pipeline of unique best-in-class or first-in-class antibodies with significant commercial potential. In addition, Genmab maintains a strong cash position, disciplined financial management, and a flexible and capital efficient business model to mitigate potential setbacks for DARZALEX. In 2019 Genmab entered into an exclusive license agreement with Janssen regarding next-generation CD38 antibody product, HexaBody®-CD38.	Unchanged
	Exposure to product liability claims related to the use or misuse of our products and technologies	A product liability claim could materially affect our business and financial position and Genmab therefore maintains product liability insurance for our clinical trials and other coverage required under applicable laws.	Unchanged
	If we are unable to manage Genmab's fast-paced growth or build our commercialization capabilities, our business, financial condition, and net results may be adversely affected	Genmab continues to experience significant growth in the number of our employees and in the scope of our operations, including the continued expansion of our product pipeline and development of our commercialization capabilities. Genmab must continue to improve existing operational and financial systems, procedures and controls. Genmab must expand, train and manage our growing employee base, and we expect that we may need to increase our management personnel to oversee our expanding operations.	Unchanged
	Government restrictions on pricing/public reimbursement, as well as other healthcare payor cost-containment initiatives Increased pressures by governmental and third party payors to reduce health care costs	Genmab strives to develop differentiated, cost-effective products that may obtain price reimbursement by government health care programs and private health insurers.	Increased

Risk level in relation to last year: New · Unchanged · Increased · Decreased

Management's Review / Risk Management 63

Risk Related to Risk Areas Mitigation Risk Trend Dependent on existing and new partnerships with major phar-maceutical or biotech companies to support our business and develop and commercialize our products Our business may suffer if our collaboration partners do not devote sufficient resources to our programs and products, do not successfully maintain, defend and enforce their intellectual property rights or do not otherwise have the ability to successfully develop or commercialize our products, independently or in collaboration with us. Our business may also suffer if we are not able to continue our current partnerships or establish new partnerships. Genmab strives to be an attractive and respected collaboration partner and to pursue a close and open dialogue with our partners to share ideas and best practices within clinical development to increase the likelihood that we reach our goals. Strategic collaborations Primarily dependent on one contract manufacturing organi-zation to produce our product candidates and dependent on clinical research organizations to conduct our clinical trials Genmab oversees outsourcing relationships to ensure consistency with strategic objectives and service provider compliance with regulatory requirements, resources and performance. This includes assessment of contingency plans, availability of alternative service providers, and costs and resources required to switch service providers. Subject to extensive regulatory and other legal requirements both during clinical development and post-marketing approval, including healthcare laws and regulations, as well as data protection regulations To ensure compliance with regulatory and other legal requirements including current Good Laboratory Practices (cGLP), current Good Clinical Practices (cGCP) and current Good Manufacturing Practices (cGMP), Genmab has established a quality assurance department and makes every effort to stay abreast of regulatory changes to legislation to ensure compliance. To ensure compliance with applicable healthcare laws and regulations, Genmab has established relevant policies and guidelines, including pharma compliance guidelines and guidelines for the processing and protection of personal data. The data protection area is overseen by the Company’s DPO (Data Protection Officer). Regulation and legislation Subject to strict disclosure obligations under applicable laws and regulations, including the EU Market Abuse Regulation. As a consequence of the listing on the Nasdaq Global Select market, we are subject to additional U.S. regulatory require-ments, including U.S. securities laws and the U.S. Foreign Corrupt Practices Act, and may become more exposed to U.S. class actions Genmab has established relevant procedures and guidelines to ensure timely, adequate and correct information to the market and otherwise comply with U.S. securities laws and regulatory requirements. Legislation, regulations and practices may change from time to time To prevent unwarranted consequences of new and amended legislation, regulations etc., Genmab strives to be up to date with all relevant new legislation, regulations and practices by means of internal, as well as external, legal counsel. Also, internal procedures for review of contracts have been implemented to ensure contractual consistency and compliance with legislation and regulation. Risk level in relation to last year: New Unchanged Increased Decreased Management’s Review / Risk Management 64

Risk Related to Risk Areas Mitigation Risk Trend Dependent on protecting own intellectual property rights to regain our investments and protect our competitive position We may become involved in lawsuits to protect or enforce our patents or other intellectual property which could result in costly litigation and unfavorable outcomes Claims may be asserted against us that we infringe the intellec-tual property of third parties could result in costly litigation and unfavorable outcomes Genmab files and prosecutes patent applications to optimally protect its products and tech-nologies. To protect trade secrets and technologies, Genmab maintains strict confidentiality standards and agreements for employees and collaborating parties. Intellectual property Genmab actively monitors third party patent positions within our relevant fields to avoid vio-lating any third party patent rights. Genmab was involved, as a defendant, in a patent litigation case in the U.S. relating to the manufacture, use and sale of DARZALEX. The plaintiff’s patents were held invalid in a summary judgment decision in January 2019. Thereafter, the parties agreed to dismiss their respective claims. As a result, there will be no further proceedings and the case has come to a final reso-lution. Please refer to note 5.5 of the financial statements for additional information regarding the legal matter. Genmab may need additional funding Because Genmab’s future commercial potential and operating results are hard to predict, Genmab’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab’s product pipeline and business in general. Finances Genmab is exposed to different kinds of financial risks, including currency exposure and changes in interest rates as well as changes in Danish, U.S. or foreign tax laws or compli-ance requirements The financial risks of the Genmab group are managed centrally. Group financial risk management guidelines have been established to identify and analyze the risks faced by the Genmab group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. Please refer to note 4.2 of the financial statements for additional information regarding financial risks. Inability to attract and retain suitably qualified personnel To attract and retain our highly skilled workforce, including the members of Genmab’s Senior Lead-ership, Genmab offers competitive remuneration packages, including share-based remuneration. Genmab strives to create a good and sound working environment with development opportunities for its employees. Genmab has strong core values that nourish high integrity and ethical behavior, respectful and candid tone, as well as trust and teamwork. Please refer to note 4.6 of the financial statements for additional information regarding share-based remuneration. Management and workforce Theft of intellectual property rights, sensitive business data, personal employee data, or private patient data, which may re-sult in monetary losses or fines and penalties from authorities, could stem from the result of malicious hacking activities Genmab educates its organization in methods to address exposure to cyber security threats and is actively working to improve the technical ability to protect against, detect and respond to attempts to enter its IT infrastructure. Cyber security Risk level in relation to last year: New Unchanged Increased Decreased Management’s Review / Risk Management 65

Financial Review The financial statements are prepared on a consolidated basis for the Genmab group and are published in Danish Kroner (DKK). Management’s Review / Financial Review 66

Result for the Year

Result and Guidance for 2019 (DKK million)	Latest Guidance	Actual
Revenue	5,100	5,366
Operating expenses	(2,750)	(2,728)
Operating income	2,350	2,638

Revenue was above guidance primarily due to a combination of an additional DARZALEX milestone and USD/DKK foreign exchange rate movements which positively impacted revenue. Operating expenses were in line with guidance. Operating income was above guidance due to higher revenue. The latest guidance was published on November 6, 2019.

REVENUE

Genmab's revenue was DKK 5,366 million in 2019 compared to DKK 3,025 million in 2018. The increase of DKK 2,341 million, or 77%, was mainly driven by higher DARZALEX royalties and milestones achieved under our daratumumab collaboration with Janssen.

Split of Revenue

(DKK million)



5,366
342
1,869
3,155
3,025
249
348
687
1,741
2018
2019
Royalties
Milestone payments
License Fees
Reimbursement income

Of the revenue for 2019, DKK 3,155 million, or 59%, was attributable to royalties, DKK 1,869 million, or 35% to milestone payments and DKK 342 million, or 6%, to reimbursement income. This is compared to DKK 1,741 million, or 58%, attributable to royalties, DKK 687 million, or 23%, to milestone payments, DKK 348 million, or 11%, to license fees and DKK 249 million, or 8%, to reimbursement income in 2018.

Royalties

Royalty income amounted to DKK 3,155 million in 2019 compared to DKK 1,741 million in 2018. The increase of DKK 1,414 million, or 81%, was driven by higher DARZALEX royalties, which were partly offset by lower Arzerra royalties.

Net sales of DARZALEX by Janssen were USD 2,998 million in 2019 compared to USD 2,025 million in 2018. The increase of USD 973 million, or 48%, was driven by the continued strong uptake of DARZALEX. Royalty income on net sales of DARZALEX was DKK 3,132 million in 2019 compared to DKK 1,708 million in 2018, an increase of DKK 1,424 million. The increase in royalties of 83% is higher than the increase in the underlying sales due to a combination of the change in royalty tiers in 2019 and positive currency fluctuations between the USD and DKK.

Novartis' net sales of Arzerra were USD 17 million in 2019 compared to USD 26 million in 2018, a decrease of USD 9 million, or 35%. Royalty income on net sales of Arzerra was DKK 23 million in 2019 compared to DKK 33 million in 2018, a decrease of DKK 10 million, or 30%. The decrease in Arzerra net sales and resulting royalties was due to Novartis' ongoing transition of Arzerra to limited availability in most jurisdictions.

Milestone Payments

Milestone income was DKK 1,869 million in 2019 compared to DKK 687 million in 2018. The increase of DKK 1,182 million was mainly driven by higher DARZALEX milestone payments achieved in 2019, as compared to 2018. In 2019, we recorded DKK 1,778 million (USD 264 million) in DARZALEX milestone payments from Janssen, including (i) a USD 150 million milestone payment related to the achievement of USD 3.0 billion in net sales (as calculated on the basis of the license agreement terms) of DARZALEX in calendar year 2019, (ii) a USD 100 million milestone payment related to the achievement of USD 2.5 billion in net sales of DARZALEX in calendar year 2019, and (iii) USD 14 million milestone payments related to the first commercial sales of DARZALEX in Japan in the third and fourth indications under the expanded labels. The remaining DKK 91 million included milestone payments related to pre-clinical and clinical progress under our DuoBody collaboration with Janssen and other collaborations. By comparison, in 2018, we recorded DKK 586 million (USD 90 million) in DARZELEX milestone payments from Janssen, including (i) a USD 75 million payment related to achievement of USD 2.0 billion in net sales of DARZALEX in the fourth quarter of 2018 and (ii) a USD 13 million milestone payment related to the first sale of DARZALEX in combination with VMP in patients with newly diagnosed multiple myeloma. The remaining DKK 101 million included milestone payments related to pre-clinical and clinical progress under our DuoBody collaboration with Janssen and other collaborations. Milestone income may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

License Fees

There was no license fee income during 2019. License fee income was DKK 348 million in 2018 which was driven by (i) the USD 50 million one-time payment from Novartis related to lost potential Arzerra milestones and royalties due to the transition of Arzerra to limited availability in most jurisdictions, under the Novartis ofatumumab collaboration, (ii) payment from Janssen for additional DuoBody target pairs under the Janssen DuoBody collaboration and (iii) the payment

Management's Review / Financial Review 67

from Novo Nordisk for extending exclusivity of the commercial license for a DuoBody target pair under the Novo Nordisk DuoBody collaboration.

Reimbursement Income

Reimbursement income, mainly comprised of the reimbursement of certain research and development costs related to the development work under Genmab's collaboration agreements, amounted to DKK 342 million in 2019 compared to DKK 249 million in 2018. The increase of DKK 93 million, or 37%, was driven by reimbursement payments associated with our development activities relating to tisotumab vedotin under our collaboration with Seattle Genetics and the continued advancement of product candidates under our collaboration with BioNTech.

OPERATING EXPENSES

Total operating expenses increased by DKK 1,083 million, or 66%, from DKK 1,645 million in 2018 to DKK 2,728 million in 2019.

Research and Development Expenses

Research and development expenses amounted to DKK 2,386 million in 2019 compared to DKK 1,431 million in 2018. The increase of DKK 955 million, or 67%, was driven by the advancement of tisotumab vedotin and enapotamab vedotin, the additional investment in our product pipeline, and the increase in research and development employees.

Research and development expenses accounted for 87% of the total operating expenses in 2019 and 2018.

General and Administrative Expenses

General and administrative expenses were DKK 342 million in 2019 compared to DKK 214 million in 2018. The increase of DKK 128 million, or 60%, was driven by growth across all support areas including enhanced technology and systems, early investment in commercial, and other areas due to the expansion of our product pipeline.

General and administrative expenses accounted for 13% of the total operating expenses in 2019 and 2018.

OPERATING RESULT

Operating income was DKK 2,638 million in 2019 compared to DKK 1,380 million in 2018. The increase of DKK 1,258 million, or 91%, was driven by higher revenue, which was partly offset by increased operating expenses.

NET FINANCIAL ITEMS

The net financial items reflect a combination of interest income, unrealized and realized fair market value adjustments on our portfolio of marketable securities, as well as realized and unrealized foreign exchange adjustments.

Financial income for 2019 was DKK 228 million, reflecting interest and other financial income of DKK 120 million, net realized and unrealized gains on marketable securities of DKK 9 million and net realized and unrealized exchange rate gains of DKK 99 million, as compared to DKK 243 million for 2018, reflecting interest and other financial income of DKK 63 million, net realized and unrealized gains on fair value hedges of DKK 2 million and net realized and unrealized exchange rate gains of DKK 178 million.

Financial expenses for 2019 were DKK 7 million related to interest and other financial expenses, as compared to DKK 11 million for 2018 related to realized and unrealized losses on marketable securities.

As a result of the above, net financial items for 2019 were a net gain of DKK 221 million, as compared to a net gain of DKK 232 million for 2018. The decrease in net financial items was driven primarily by a decrease in net realized and unrealized exchange rate gains driven by foreign exchange movements which positively impacted our U.S. dollar denominated portfolio and cash holdings to a greater extent in 2018 than 2019, partly offset by an increase in interest income due to the combination of higher yield and level of investment in marketable securities in 2019 as compared to 2018. Please refer to note 4.2 for additional information regarding foreign currency risk and note 4.5 for additional information regarding the net financial items.

CORPORATE TAX

Corporate tax expense was DKK 693 million in 2019 compared to DKK 140 million in 2018, corresponding to an effective tax rate of 24% for 2019 and 9% in 2018. The effective tax rate increased in 2019 as the discrete tax benefit related to the reversal of valuation allowances on deferred tax assets for future taxable income was significantly higher in 2018 than 2019. In 2018, the discrete tax benefit was DKK 268 million as compared to DKK 29 million in 2019. Please refer to note 2.4 for additional information regarding the corporate tax and deferred tax assets including management's significant judgments and estimates.

NET RESULT

Net result for 2019 was DKK 2,166 million compared to a net result of DKK 1,472 million in 2018. The increase of DKK 694 million, or 47%, was driven by the items described above.

CASH POSITION AND CASH FLOW

Liquidity and Capital Resource

Cash Position (DKK million)	2019	2018
Cash and cash equivalents	3,552	533
Marketable securities	7,419	5,573
Cash position	**10,971**	**6,106**

As of December 31, 2019, Genmab's cash, cash equivalents, and marketable securities (cash position) amounted to DKK 10,971 million. This represents a net increase of DKK 4,865 million, or 80%, from the beginning of 2018, which was mainly driven by net proceeds from the issuance of new shares in con-

Management's Review / Financial Review

68

nection with the public offering and listing of ADSs on the Nas-daq Global Select Market of DKK 3,635 million and our operat-ing income of DKK 2,638 million, which were partly offset by negative working capital adjustments of DKK 1,218 million re-lated to royalties and milestones achieved in the fourth quarter of 2019, which were receivables as of December 31, 2019. net financial items, and adjustments related to non-cash expenses, all of which may be highly variable period to period. In 2019, the primary driver of higher cash provided by operating activities was higher operating income. agreements and non-interest bearing receivables, which are due less than one year from the balance sheet date. The credit risk on receivables is considered to be limited. Please refer to note 3.5 for additional information regarding receivables. The change in cash used in investing activities primarily reflects differences between the proceeds received from sale and maturity of our investments and amounts invested. Purchases of marketable securities exceeded sales and maturities in both 2019 and 2018, which has resulted in significant growth in the marketable securities portion of the cash position. Shareholders’ equity as of December 31, 2019 equaled DKK 14,048 million compared to DKK 8,014 million at December 31, 2018. The increase was driven primarily by the issuance of shares and net income. On December 31, 2019, Genmab’s equity ratio was 93% compared to 95% as of December 31, 2018. As of December 31, 2019, DKK 3,552 million, as compared to DKK 533 million as of December 31, 2018, was held as cash and cash equivalents, and DKK 7,419 million, as compared to DKK 5,573 million as of December 31, 2018, was held as liquid investments in short-term government and other debt instruments. Net cash provided by financing activities is primarily related to the issuance of shares, purchase of treasury shares, exercise of warrants and lease payments. In 2019, the primary driver of the higher cash provided by financing activities was related to net proceeds from the issuance of new shares in connec-tion with the public offering and listing of ADSs on the Nasdaq Global Select Market of DKK 3,635 million, and purchase of treasury shares during 2018 of DKK 146 million. There were no purchases of treasury shares during 2019. We require cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since our inception, including through December 31, 2019, pri-marily with equity financing, upfront payments and royalty and milestone payments from our partners. Cash and cash equivalents included short-term marketable securities of DKK 668 million at the end of December 2019. There were no short-term marketable securities included in cash and cash equivalents at the end of December 2018. In accordance with our accounting policy, securities purchased with a maturity of less than three months at the date of acquisition are classified as cash and cash equivalents. Marketable securities are invested in highly secure, liquid and conservative investments with short effective maturity. As of December 31, 2019, 91% of our marketable securities had a triple A-rating, compared to 90% at December 31, 2018. The weighted average effective duration was approxi-mately 1.1 years as of December 31, 2019 (2018: 1.4 years). Please refer to notes 4.2 and 4.4 for additional information regarding our financial risks and marketable securities. Cash Flow (DKK million) 2019 2018 Cash provided by (used in) operating activities 1,326 1,015 BALANCE SHEET As of December 31, 2019, total assets were DKK 15,144 million, compared to DKK 8,461 million as of December 31, 2018. As of December 31, 2019, the assets were mainly comprised of the cash position of DKK 10,971 million and receivables of DKK 3,001 million. The receivables consist primarily of royalties and milestones from our collaboration Cash provided by (used in) investing activities (1,983) (1,778) Cash provided by (used in) financing activities 3,660 (71) Net cash provided by operating activities is primarily related to our operating result, working capital fluctuations, reversal of Management’s Review / Financial Review 69

Management’s Review 70

Shareholders and Share Information

OWNERSHIP

Genmab is dual-listed on the Nasdaq Copenhagen A/S and the Nasdaq Global Select Market in the U.S. under the symbol GMAB. Our communication with the capital markets complies with the disclosure rules and regulations of these exchanges. As of December 31, 2019, the number of registered shareholders totaled 65,525 shareholders holding a total of 63,264,793 shares, which represented 97.22% of the total share capital of 65,074,502.

The following shareholders are registered in Genmab's register of shareholders as being the owner of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) as of December 31, 2019: Artisan Partners Limited Partnership and BlackRock, Inc.

Shareholders registered in the company's shareholder registry may sign up for electronic shareholder communications via Genmab's investor portal. The investor portal can be accessed at Genmab's website www.genmab.com.

Electronic shareholder communication enables Genmab to, among other things, quickly and efficiently call general meetings.

The following chart illustrates the performance of the Genmab share during 2019 and the geographical distribution of our shareholders. With regard to the performance of Genmab's ADSs, the public offering price on July 17, 2019 was USD 17.75. As of December 31, 2019 Genmab's ADSs closed at USD 22.33. Please refer to note 4.7 for additional information regarding Genmab's share capital including authorizations to issue shares and purchase its own shares.

Geographical Shareholder Distribution*


2019
2018
39%
37%
22%
26%
13%
13%
3%
3%
2%
2%
4%
3%
1%
1%
16%
15%
USA
Denmark
Switzerland
UK
Netherlands
Luxembourg
Belgium
Other**

* Based on figures from the internal shareholder register per December 31, 2018 and December 31, 2019.
** "Other" includes shares held in other countries and shares not held in nominee accounts, including OTC traded shares.

Stock Performance Comparison 2019 (Index 100 = stock price on December 31, 2018)


Index
Genmab
OMXC25 Index
Nasdaq Biotech Index
160
150
140
130
120
110
100
90
80
January
February
March
April
May
June
July
August
September
October
November
December

Management's Review / Shareholders and Share Information
71

The following table shows share data as of December 31, 2019.

Share data	Denmark	U.S.
Number of shares at December 31,2019	61,797,002	3,277,500 (represented by 32,775,000 ADSs)
Listing	Nasdaq Copenhagen	Nasdaq Global Select Market, New York
Ticker Symbol	GMAB	GMAB
Index Membership	OMX Nordic Large Cap Index OMX Copenhagen Benchmark Index OMX Copenhagen 25 Index (OMX25)	Nasdaq Biotech Index

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM

Genmab has a sponsored Level 3 ADR program with Deutsche Bank Trust Company Americas. An ADS is a share certificate representing ownership of shares in a non-U.S. corporation. ADSs issued under Genmab's ADR Program are quoted and traded in U.S. dollars on the Nasdaq Global Select Market in the United States. Ten Genmab ADSs correspond to one Genmab ordinary share. Genmab's ADR ticker symbol is GMAB. For more information on Genmab's ADR Program, visit https://ir.genmab.com/adr-program.

INVESTOR RELATIONS (IR)

Genmab's Investor Relations and Communications department aims to ensure relevant, accurate and timely information is available to our investors and the financial community. We maintain an ongoing dialogue with sell-side equity analysts, as well as major institutional and retail shareholders. A list of the current analysts covering Genmab can be found at our website along with financial reports, company announcements, current presentations, fact sheets and other downloads, plus information for private and institutional shareholders.

Contact:

Marisol Peron, Corporate Vice President, Communications and Investor Relations
T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations
T: +45 3377 9558; E: acn@genmab.com

Annual General Meeting

The annual general meeting will be held on March 26, 2020 at 2:00 PM local time at:
Copenhagen Marriott Hotel
Kalvebod Brygge 5
DK-1560 Copenhagen V

Financial Calendar for 2020	
Annual General Meeting 2020	Thursday, March 26, 2020
Publication of the Interim Report for the first quarter 2020	Wednesday, May 6, 2020
Publication of the Interim Report for the first half 2020	Wednesday, August 12, 2020
Publication of the Interim Report for the first nine months 2020	Wednesday, November 4, 2020



Management's Review / Shareholders and Share Information

72

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Board of Mats Pettersson, B.Sc. Swedish, 74, Male Directors Board Chairman (Independent, elected by the General Meeting); Member of the Audit and Finance Committee First elected 2013, current term expires 2020 Special Competences Extensive experience from international research-based biotech and pharmaceutical companies. Founder and CEO of SOBI AB. Responsible for several transforming Business Development deals and member of various Executive man-agement committees at Pharmacia. Current Board Positions Member: Magle Chemoswed AB Management’s Review / Board of Directors 74

Deirdre P. Connelly
Hispanic/American, 59, Female



Deputy Chairman (Independent, elected by the General Meeting); Chairman of the Compensation Committee, Member of the Audit and Finance Committee, and the Nominating and Corporate Governance Committee
First elected 2017, current term expires 2020

Special Competences
More than 30 years' experience as a corporate leader and extensive experience in corporate governance as a board member. Comprehensive experience with business turnaround, corporate culture transformation, product launch, and talent development. Successfully directed the launch of more than 20 new pharmaceutical drugs. Former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions
Member: Macy's Inc. and Lincoln National Corporation

Anders Gersel Pedersen, M.D., Ph.D.
Danish, 68, Male



Board Member (Non-independent, elected by the General Meeting); Chairman of the Nominating and Corporate Governance Committee and Member of the Scientific Committee and the Compensation Committee
First elected 2003, current term expires 2020

Special Competences
Business and management experience in the pharmaceutical industry, including expertise in clinical research, development, regulatory affairs and product life cycle management. Former Executive Vice President of Research & Development of H. Lundbeck A/S.

Current Board Positions
Chairman: Aelis Farma
Deputy Chairman: Bavarian Nordic A/S
Member: Hansa Medical AB, Bond 2 development 2 GP limited

Pernille Erenbjerg
Danish, 52, Female



Board Member (Independent, elected by the General Meeting); Chairman of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee
First elected 2015, current term expires 2020

Special Competences
Senior executive management and broad business experience from the telecoms, media and tech industries. Extensive experience with transformation of large and complex companies, including digital transformations and digitally based innovation. Comprehensive all round background within finance including extensive exposure to stock markets, equity and debt investors. Certified Public Accountant background (no longer practicing). Responsible for major transformation processes in complex organizations including M&A. Former CEO and President of TDC A/S. Due to her experience and background within accounting, Pernille Erenbjerg qualifies as an audit committee financial expert.

Current Board Positions
Deputy Chair: Millicom
Member: Nordea AB
Chair of Remuneration Committee: Millicom
Audit Committee Member: Millicom, Nordea AB
Operations and Sustainability Committee Member: Nordea AB

Management's Review / Board of Directors 75

Paolo Paoletti, M.D.
Italian (U.S. Citizen), 69, Male



Board Member (Independent, elected by the General Meeting); Chairman of the Scientific Committee, and Member of the Compensation Committee
First elected 2015, current term expires 2020

Special Competences
Extensive experience in research, development and commercialization in the pharmaceutical industry. Successfully conducted submissions and approvals of new cancer drugs and new indications in the USA and in Europe. Responsible for seven new medicines for cancer patients during his 10 years at GlaxoSmithKline and one new cancer medicine during his time at Eli Lilly.

Current Position, Including Managerial Positions
Acting CEO for GammaDelta Therapeutics Limited

Current Board Positions
Member: PsiOxus Therapeutics Limited, FORMA Therapeutics

Rolf Hoffmann
German, 60, Male



Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee, and the Scientific Committee
First elected 2017, current term expires 2020

Special Competences
Extensive international management experience with expertise in creating and optimizing commercial opportunities in global markets. Additional expertise in P&L management, governance and Corporate Integrity Agreement Management, compliance and organizational efficiency. Over 20 years' experience in the international pharmaceutical and biotechnology industries at Eli Lilly and Amgen.

Current Position, Including Managerial Positions
Adjunct Professor Strategy and Entrepreneurship, University of North Carolina Business School

Current Board Positions
Chairman: Biotest AG
Member: Trizell Ltd., EUSA Pharma, Inc., Paratek Pharmaceuticals, Inc. and Shield Therapeutics plc

Peter Storm Kristensen
Danish, 45, Male



Board Member (Non-independent, elected by the employees)
First elected 2016, current term expires 2022

Special Competences
Broad legal experience within the pharmaceutical industry with specialty in corporate law, securities law, human resources law as well as drafting and negotiating contracts in general.

Current Position, Including Managerial Positions
Associate Director, Legal at Genmab

Management's Review / Board of Directors

76

Mijke Zachariasse, Ph.D. Dutch, 46, Female Daniel J. Bruno American, 40, Male Board Member (Non-independent, elected by the employees) First elected 2019, current term expires 2022 Board Member (Non-independent, elected by the employees) First elected 2016, current term expires 2022 Special Competences Broad experience in people and business management in the natural sciences sector. Specific expertise in building strategic partnerships across sectors, financial and fund management, and setting research strategies in the aca-demic sector. Special Competences Certified Public Accountant background with extensive knowledge and experience in finance, technical account-ing, corporate tax, and financial reporting in the life sciences industry. Current Position, Including Managerial Positions Vice President, Corporate Controller at Genmab Current Position, including Managerial Positions Director, Protein Production and Chemistry at Genmab Management’s Review / Board of Directors 77

Senior Leadership



Jan G. J. van de Winkel, Ph.D.
Dutch, 58, Male

President & Chief Executive Officer

Special Competences
Extensive antibody creation and development expertise, broad knowledge of the biotechnology industry and executive management skills.

Current Board Positions
Chairman: Hookipa Pharma
Member: Leo Pharma, Celdara Medical
Scientific Advisory Board: Thuja Capital Healthcare Fund
Advisory Board: Capricorn Health-tech Fund



David A. Eatwell
British (U.S. Citizen), 59, Male

Executive Vice President & Chief Financial Officer

Special Competences
Broad international experience in finance, strategy and business management and in-depth knowledge of the pharmaceutical and biotechnology industries.



Judith Klimovsky, M.D.
Argentinian (U.S. Citizen), 63, Female

Executive Vice President & Chief Development Officer

Special Competences
Extensive expertise in oncology drug development from early clinical stages through to marketing approval, experience in clinical practice and leading large teams in pharmaceutical organizations.

Current Board Positions
Member: Belllicum Pharmaceuticals



Birgitte Stephensen
Danish, 59, Female

Senior Vice President, IPR & Legal

Special Competences
Intellectual property and legal expertise in the biotechnology field.



Michael K. Bauer, Ph.D.
German, 56, Male

Senior Vice President, Head of R&D Operations

Special Competences
Wide, international scientific and pharmaceutical industry background; significant experience in clinical drug development; cross-functional and cross-cultural strategic leadership.

Management's Review / Senior Leadership
78

Tahamtan Ahmadi, M.D., Ph.D. Iranian-German (U.S. Citizen), 47, Male Anthony Pagano American, 42, Male Martine J. van Vugt, Ph.D. Dutch, 49, Female Senior Vice President, Finance and Corporate Development Senior Vice President, Chief of Staff Senior Vice President, Head of Oncology Special Competences Significant knowledge and experi-ence in the life sciences industry particularly as relates to corporate finance, corporate development, strategic planning, general man-agement, treasury, accounting and corporate governance. Special Competences Extensive knowledge and expe-rience in portfolio, project and alliance management, identifying and leading corporate strategic initiatives, and business devel-opment operations and strategy related to corporate transactions and licensing. Special Competences Significant expertise in global reg-ulatory and clinical drug develop-ment across entire spectrum from pre-IND to life cycle management; drug discovery and translational research. Management’s Review / Senior Leadership 79

Financial Statements Financial Statements 80

Introduction The financial statements in the 2019 annual report are grouped into six sections: Primary Statements; Basis of Presentation; Results for the Year; Operating Assets and Liabilities; Capital Structure, Financial Risk and Related Items; and Other Disclosures. Each note to the financial statements includes information about the accounting policies applied and significant management judgments and estimates in addition to the financial numbers. Financial Statements 81

Table of Contents

Financial Statements

Primary Statements

Consolidated Statements of Comprehensive Income 83
Consolidated Balance Sheets 84
Consolidated Statements of Cash Flows 85
Consolidated Statements of Changes in Equity 86

Section 1
Basis of Presentation

1.1 Nature of the Business and Accounting Policies 87
1.2 New Accounting Policies and Disclosures 90
1.3 Management's Judgments and Estimates under IFRS 91

Section 2
Results for the Year

2.1 Revenue 93
2.2 Information about Geographical Areas 95
2.3 Staff Costs 96
2.4 Corporate and Deferred Tax 98
2.5 Result Per Share 100

Section 3
Operating Assets and Liabilities

3.1 Intangible Assets 101
3.2 Property, Plant and Equipment 104
3.3 Leases 105
3.4 Other Investments 106
3.5 Receivables 107
3.6 Provisions 107
3.7 Other Payables 108

Section 4
Capital Structure, Financial Risk and Related Items

4.1 Capital Management 109
4.2 Financial Risk 110
4.3 Financial Assets and Liabilities 113
4.4 Marketable Securities 115
4.5 Financial Income and Expenses 117
4.6 Share-Based Instruments 118
4.7 Share Capital 123

Section 5
Other Disclosures

5.1 Remuneration of the Board of Directors and Executive Management 125
5.2 Related Party Disclosures 134
5.3 Company Overview 134
5.4 Commitments 134
5.5 Contingent Assets, Contingent Liabilities and Subsequent Events 134
5.6 Fees to Auditors Appointed at the Annual General Meeting 135
5.7 Adjustments related to Cash Flow Statement 136
5.8 Collaborations and Technology Licenses 136

Financial Statements / Table of Contents 82

Primary Income Statement (DKK million) Note 2019 2018 SCotantseomlideanttesd 2.1, 2.2 Revenue 5,366 3,025 Research and development expenses General and administrative expenses 2.3, 3.1, 3.2 2.3, 3.2 (2,386) (342) (1,431) (214) Statements of Comprehensive Income Operating expenses (2,728) (1,645) Operating result 2,638 1,380 Financial income 4.5 228 243 Financial expenses 4.5 (7) (11) Net result before tax 2,859 1,612 Corporate tax 2.4 (693) (140) Net result 2,166 1,472 Basic net result per share Diluted net result per share 2.5 2.5 34.40 34.03 24.03 23.73 Statement of Comprehensive Income Net result 2,166 1,472 Other comprehensive income: Amounts which will be re-classified to the income statement: Adjustment of foreign currency fluctuations on subsidiaries 6 10 Total comprehensive income 2,172 1,482 Financial Statements / Primary Statements 83

Primary Assets December 31, 2019 December 31, 2018 (DKK million) Note SCotantseomliednattsed Balance Sheets Intangible assets Property, plant and equipment Right-of-use assets Receivables Deferred tax assets Other investments 2.2, 3.1 2.2, 3.2 3.3 3.5 2.4 3.4 470 237 177 11 139 149 470 162 – 10 386 – Total non-current assets 1,183 1,028 Receivables Marketable securities Cash and cash equivalents 3.5 4.4 2,990 7,419 3,552 1,327 5,573 533 Total current assets 13,961 7,433 Total assets 15,144 8,461 Shareholders’ Equity and Liabilities December 31, 2019 December 31, 2018 (DKK million) Note Share capital Share premium Other reserves Retained Earnings 4.7 4.7 65 11,755 98 2,130 61 8,059 92 (198) Total shareholders’ equity 14,048 8,014 Provisions Lease liabilities Other payables 3.6 3.3 3.7 2 155 1 1 – 2 Total non-current liabilities 158 3 Corporate tax payable Lease liabilities Other payables 2.4 3.3 3.7 73 26 839 128 – 316 Total current liabilities 938 444 Total liabilities 1,096 447 Total shareholders’ equity and liabilities 15,144 8,461 Financial Statements / Primary Statements 84

Primary Statements Consolidated Statements of Cash Flows

Statements of Cash Flows

(DKK million)	Note	2019	2018
Cash flows from operating activities:			
Net result before tax		2,859	1,612
Reversal of financial items, net	4.5	(221)	(232)
Adjustment for non-cash transactions	5.7	291	179
Change in working capital	5.7	(1,218)	(634)
Cash generated by operating activities before financial items		1,711	925
Interest received		111	44
Interest elements of lease payments	3.3	(7)	–
Interest paid		(13)	–
Corporate taxes (paid)/received		(476)	46
Net cash generated by operating activities		1,326	1,015
Cash flows from investing activities:			
Investment in intangible assets	3.1	(32)	(406)
Investment in tangible assets	3.2	(79)	(72)
Marketable securities bought	4.4	(5,812)	(3,521)
Marketable securities sold		3,940	2,221
Net cash used in investing activities		(1,983)	(1,778)
Cash flows from financing activities:			
Warrants exercised		65	75
Shares issued for cash		3,873	–
Costs related to issuance of shares		(238)	–
Principal elements of lease payments	3.3	(31)	–
Purchase of treasury shares		–	(146)
Payment of withholding taxes on behalf of employees on net settled RSUs		(9)	–
Net cash from financing activities		3,660	(71)
Changes in cash and cash equivalents		3,003	(834)
Cash and cash equivalents at the beginning of the period		533	1,348
Exchange rate adjustments		16	19
Cash and cash equivalents at the end of the period		3,552	533
Cash and cash equivalents include:			
Bank deposits and petty cash		2,884	533
Short-term marketable securities		668	–
Cash and cash equivalents at the end of the period		3,552	533

Financial Statements / Primary Statements

85

Primary Statements of Changes in Equity Share Share Translation Retained Shareholders’ (DKK million) Capital Premium Reserves Earnings Equity SCotantseomliednattsed Statements Balance at December 31, 2017 Change in accounting policy: Adoption of IFRS 15 61 – 7,984 – 82 – (1,855) 151 6,272 151 Adjusted total equity at January 1, 2018 61 7,984 82 (1,704) 6,423 Net result Other comprehensive income – – – – – 10 1,472 – 1,472 10 of in Changes Equity Total comprehensive income Transactions with owners: Exercise of warrants Purchase of treasury shares Share-based compensation expenses Tax on items recognized directly in equity – – 10 1,472 1,482 – – – – 75 – – – – – – – – (146) 91 89 75 (146) 91 89 Balance at December 31, 2018 61 8,059 92 (198) 8,014 Net result Other comprehensive income – – – – – – – 6 6 2,166 – 2,166 2,166 6 2,172 Total comprehensive income Transactions with owners: Exercise of warrants Shares issued for cash Expenses related to capital increases Share-based compensation expenses Net settlement of RSUs Tax on items recognized directly in equity 1 3 – – – – 64 3,870 (238) – – – – – – – – – – – – 147 (9) 24 65 3,873 (238) 147 (9) 24 Balance at December 31, 2019 65 11,755 98 2,130 14,048 Financial Statements / Primary Statements 86

SBeacstisioonf 1 Presentation 3.2 Property, Plant and Equipment 1.1 Nature of the Business and Accounting Policies 3.3 Leases 3.4 Other Investments 3.5 Receivables Genmab A/S is a publicly traded, international biotechnology company specializing in the creation and development of dif-ferentiated antibody therapeutics for the treatment of cancer and other diseases. Founded in 1999, the company has two approved antibodies, a broad clinical and pre-clinical product pipeline and proprietary next generation antibody technologies. 3.6 Provisions 3.7 Other Payables Section 4 – Capital Structure, Financial Risk and Related Items This section describes Genmab’s financial accounting policies in-cluding management’s judgments and estimates under International Financial Reporting Standards (IFRS). New or revised EU endorsed accounting standards and interpre-tations are described, in addition to how these changes are expected to impact the financial performance and reporting of the Genmab Group. 4.3 Financial Assets and Liabilities 4.4 Marketable Securities The financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and with the IFRS as endorsed by the EU and additional Danish disclosure requirements for annual reports of listed companies. Except as outlined in note 1.2, the finan-cial statements have been prepared using the same account-ing policies as 2018. 4.5 Financial Income and Expenses Section 5 – Other Disclosures 5.5 Contingent Assets, Contingent Liabilities and Subsequent Events Materiality The group’s annual report is based on the concept of mate-riality and the group focuses on information that is consid-ered material and relevant to the users of the consolidated financial statements. The consolidated financial statements consist of a large number of transactions. These transactions are aggregated into classes according to their nature or func-tion and presented in classes of similar items in the consol-idated financial statements as required by IFRS and Danish disclosure requirements for listed companies. If items are individually immaterial, they are aggregated with other items of similar nature in the financial statements or in the notes. Please refer to the overview below to see in which note/sec-tion the detailed accounting policy is included. Genmab describes the accounting policies in conjunction with each note with the aim to provide a more understandable description of each accounting area. The description of the accounting policies in the notes is part of the complete description of Genmab’s accounting policies. Accounting Policies Section 2 – Results for the Year 2.1 Revenue 2.2 Information about Geographical Areas 2.3 Staff Costs 2.4 Corporate and Deferred Tax The disclosure requirements are substantial in IFRS and for Danish listed companies. The group provides these specific required disclosures unless the information is considered immaterial to the economic decision-making of the readers of the financial statements or not applicable. 2.5 Result per Share Section 3 – Operating Assets and Liabilities 3.1 Intangible Assets Financial Statements / Basis of Presentation 87

1.1 Accounting Policies – Continued and support functions including human resources, informa-tion technology and the finance departments. In addition, depreciation and impairment of intangible assets and prop-erty, plant and equipment, to the extent such expenses are related to administrative functions are also included. General and administrative expenses are recognized in the income statement in the period to which they relate. Consolidated Financial Statements The consolidated financial statements include Genmab A/S (the parent company) and subsidiaries over which the parent company has control. The parent controls a subsidi-ary when the parent is exposed to, or has rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power to direct the activities of the subsidiary. A company overview is included in note 5.3. Functional and Presentation Currency The financial statements have been prepared in Danish Kro-ner (DKK), which is the functional and presentation currency of the parent company. Foreign Currency Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction. Statement of Cash Flow The cash flow statement is presented using the indirect method with basis in the net result before tax. Exchange rate gains and losses arising between the trans-action date and the settlement date are recognized in the income statement as financial items. The group’s consolidated financial statements have been prepared on the basis of the financial statements of the par-ent company and subsidiaries – prepared under the group’s accounting policies – by combining similar accounting items on a line-by-line basis. On consolidation, intercompany in-come and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consolidated companies are eliminated. Cash flow from operating activities is stated as the net result adjusted for net financial items, non-cash operating items such as depreciation, amortization, impairment losses, share-based compensation expenses, provisions, and for changes in working capital, interest paid and received, and corporate tax-es paid. Working capital mainly comprises changes in receiv-ables, provisions paid and other payables excluding the items included in cash and cash equivalents. Changes in non-current assets and liabilities are included in working capital, if related to the main revenue-producing activities of Genmab. Unsettled monetary assets and liabilities in foreign cur-rencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the income statement as financial items. The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries’ equity. Subsidiaries are consolidated from the date when control is transferred to the group. Classification of Operating Expenses in the Income Statement Research and Development Expense Research and development expenses primarily include salaries, benefits and other employee related costs of our research and development staff, license costs, manufactur-ing costs, pre-clinical costs, clinical trials, contractors and outside service fees, amortization of licenses and rights, and depreciation and impairment of intangible assets and prop-erty, plant and equipment, to the extent that such costs are related to the group’s research and development activities. Please see note 3.1 for a more detailed description on the treatment of Genmab’s research and development expenses. Cash flow from investing activities is comprised of cash flow from the purchase and sale of intangible assets and property, plant and equipment and financial assets as well as purchase and sale of marketable securities. The income statements for subsidiaries with a different function-al currency than the group presentation currency are translated into the group’s presentation currency at the year’s weighted average exchange rate, and the balance sheets are translated at the exchange rate in effect at the balance sheet date. Cash flow from financing activities is comprised of cash flow from the issuance of shares, if any, and payment of long-term loans including installments on lease liabilities. Finance lease transactions are considered non-cash transactions. Exchange rate differences arising from the translation of foreign subsidiaries shareholders’ equity at the beginning of the year and exchange rate differences arising as a result of foreign subsidiaries’ income statements being translat-ed at average exchange rates are recorded in translation reserves in shareholders’ equity. Cash and cash equivalents comprise cash, bank deposits, and marketable securities with a maturity of three months or less on the date of acquisition. General and Administrative Expense General and administrative expenses relate to the manage-ment and administration of the group. This includes salaries, benefits and other headcount costs related to management Financial Statements / Basis of Presentation 88

1.1 Accounting Policies – Continued

The cash flow statement cannot be derived solely from the financial statements.

Derivative Financial Instruments and Hedging Activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Genmab designates certain derivatives as either:

1. Fair value hedge (hedges of the fair value of recognized assets or liabilities or a firm commitment); or
2. Cash flow hedge (hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction).

At the inception of a transaction, Genmab documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. Genmab also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Movements on the hedging reserve in other comprehensive income are shown as part of the statement of shareholders' equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion and changes in time value of the derivative instrument is recognized immediately in the income statement within financial income or expenses.

When forward contracts are used to hedge forecast transactions, Genmab generally designates the full change in fair value of the forward contract (including forward points) as the hedging instrument. In such cases, the gains or losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Treasury Shares

The total amount paid to acquire treasury shares including directly attributable costs and the proceeds from the sale of treasury shares are recognized in retained earnings.

Collaboration Agreements

The group has entered into various collaboration agreements, primarily in connection with the group's research and development projects and the clinical testing of product candidates. The collaboration agreements are structured such that each party contributes its respective skills in the various phases of the development project and contain contractual terms regarding sharing of control over the relevant activities under the agreement. No joint control exists for the group's collaborations with Janssen and Novartis as they retain final decision making authority over the relevant activities.

The group's collaboration agreements with BioNTech may become subject to joint control if product candidates under the agreements are selected for joint clinical development as this would require unanimous consent of both parties on decisions related to the relevant activities. Under these agreements, joint clinical development may be selected on a product by product basis and would result in development cost and product ownership being shared equally going forward. These agreements also include provisions which will allow the parties to opt out of joint development at key points along the development timeline. An opt out by one of the parties would result in loss of joint control by the opt out party and the other party is entitled to continue developing the product on predetermined licensing terms.

During 2017, Seattle Genetics exercised its option to co-develop and co-commercialize tisotumab vedotin. All costs and profits for tisotumab vedotin will be shared on a 50:50 basis and joint control exists over the relevant activities. Accordingly, only the tisotumab vedotin collaboration with Seattle Genetics is considered a joint operation under IFRS 11, *"Joint Arrangements."* Revenues, expenses, receivables, and payables in connection with our collaboration agreements are included in the related financial statement lines and footnotes.

During December 2019, Genmab entered into a research collaboration and license agreement with CureVac AG. The strategic partnership will focus on the research and development of differentiated mRNA-based antibody products by combining CureVac's mRNA technology and know-how with Genmab's proprietary antibody technologies and expertise.

Under the terms of the agreement Genmab will provide CureVac with a USD 10 million upfront payment. The companies will collaborate on research to identify an initial product candidate and CureVac will contribute a portion of the overall costs for the development of this product candidate, up to the time of an Investigational New Drug Application. Genmab would thereafter be fully responsible for the development

Financial Statements / Basis of Presentation 89

1.1 Accounting Policies – Continued

and commercialization of the potential product, in exchange for undisclosed milestones and tiered royalties to CureVac. The agreement also includes three additional options for Genmab to obtain commercial licenses to CureVac's mRNA technology at pre-defined terms, exercisable within a five-year period. If Genmab exercises any of these options, it would fund all research and would develop and commercialize any resulting product candidates with CureVac eligible to receive between USD 275 million and USD 368 million in development, regulatory and commercial milestone payments for each product, dependent on the specific product concept. In addition, CureVac is eligible to receive tiered royalties in the range from mid-single digits up to low double digits per product. CureVac would retain an option to participate in development and/or commercialization of one of the potential additional programs under pre-defined terms and conditions. Further, Genmab made a EUR 20 million equity investment in CureVac. Refer to note 3.4 for additional information regarding Genmab's equity investment in CureVac.

1.2 New Accounting Policies and Disclosures

New Accounting Policies and Disclosures for 2019

Genmab has, with effect from January 1, 2019, implemented the amendments to IFRS 9, IAS 19, IAS 28, IFRIC 23 and annual improvements to IFRSs 2015-2017. The implementation of these standards has not had a material impact on the entity in the current reporting period.

Genmab has, with effect from January 1, 2019, implemented IFRS 16. The impact of the adoption of the standard is described below.

Effective January 1, 2019, we adopted IFRS 16 using the modified retrospective transition method. Under this method, all leases are recognized in the balance sheet as a right-of-use ("ROU") asset with a corresponding lease liability, except for short term assets in which the lease term is 12 months or less, or low value assets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis over the lease term. In the income statement, lease costs are replaced by depreciation of the ROU asset recognized over the lease term in operating expenses, and interest expenses related to the lease liability are classified in financial items. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Genmab determines if an arrangement is a lease at inception. Genmab leases various properties and IT equipment. Rental contracts are typically made for fixed periods.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

ROU assets are measured at cost and include the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term of 12 months or less and low-value assets comprise IT equipment and small items of office furniture.

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases that had previously been classified as 'operating leases' under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's

Financial Statements / Basis of Presentation 90

1.2 New Accounting Policies and Disclosures – Continued

incremental borrowing rate as of January 1, 2019. The weighted average lessee's incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.7%.

The impact of the adoption of IFRS 16 on the financial statements as of January 1, 2019 is shown in the table and further described below:

(DKK million)	January 1, 2019
Operating lease commitments disclosed as at December 31, 2018	184
Discounted using the group's incremental borrowing rate of 3.7%	(42)
(Less): short-term leases recognized on a straight-line basis as expense	(3)
Add/(less): adjustments as a result of a different treatment of extension and termination options	66
Lease liability recognized at January 1, 2019	**205**

The ROU assets established at January 1, 2019 on the balance sheet was DKK 205 million. Net result decreased by DKK 4 million as a result of adopting IFRS 16 in 2019. Cash flows from operating activities increased by DKK 35 million and cash flows from financing activities decreased by DKK 31 million as a result of adopting IFRS 16 in 2019.

For purposes of applying the modified retrospective approach in adoption of IFRS 16, Genmab has used the following practical expedients permitted by the standard:

- applied the exemption not to recognize ROU assets and liabilities for leases with less than 12 months of lease term from January 1, 2019, and
- excluded initial direct costs for the measurement of the ROU assets at the date of initial application

There are no ROU assets that meet the definition of investment property.

New Accounting Policies and Disclosures Effective in 2020 or Later

The IASB has issued, and the EU has endorsed, a number of new standards and updated some existing standards, the majority of which are effective for accounting periods beginning on January 1, 2020 or later. Therefore, they are not incorporated in the consolidated financial statements. There are no standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

1.3 Management's Judgments and Estimates under IFRS

In preparing financial statements under IFRS, certain provisions in the standards require management's judgments, including various accounting estimates and assumptions. These affect the application of accounting policies, as well as reported amounts within the financial statements and disclosures.

Determining the carrying amount of some assets and liabilities requires judgments, estimates and assumptions concerning future events that are based on historical experience and other factors, which by their very nature are associated with uncertainty and unpredictability.

Accounting estimates are based on historical experience and various other factors relative to the circumstances in which they are applied. Estimates are generally made based on information available at the time. An example would include management's estimation of deferred income tax assets.

Accounting judgments are made in the process of applying Genmab's accounting policies. These judgements are typically made based on the guidance and information available at the time of application. Examples would include management's judgements utilized in determining revenue recognition.

These estimates and judgments may prove incomplete or incorrect, and unexpected events or circumstances may arise. The Genmab group is also subject to risks and uncertainties which may lead actual results to differ from these estimates, both positively and negatively. Specific risks for the Genmab group are discussed in the relevant section of the management's review and in the notes to the financial statements.

The areas involving a high degree of judgment and estimation that are significant to the financial statements are summarized below. Refer to the identified notes for further information on the key accounting estimates and judgements utilized in the preparation of the consolidated financial statements.

2.1	Recognition of revenue
2.3	Valuation assumptions in Black-Scholes pricing model
2.4	Estimation of current and deferred income taxes
3.1	Estimated useful life of intangible assets
3.1	Capitalization of research and development costs

Financial Statements / Basis of Presentation 91

Financial Statements 92

2.1 Revenue

Section 2 Results for the Year

This section includes disclosures related to revenue, information about geographical areas, staff costs, taxation and result per share. A detailed description of the results for the year is provided in the Financial Review section in the Management's Review.

Research and development costs are described in note 3.1.

2.1 Revenue

(DKK million)	2019	2018
Revenue:		
Royalties	3,155	1,741
Milestone payments	1,869	687
License fees	–	348
Reimbursement income	342	249
Total	**5,366**	**3,025**
Revenue split by collaboration partner:		
Janssen (DARZALEX/daratumumab & DuoBody)	4,983	2,390
Novartis (Arzerra/ofatumumab)	23	338
Other collaboration partners	360	297
Total	**5,366**	**3,025**

Revenue may vary from period to period as revenue comprises royalties, milestone payments, license fees and reimbursement of certain research and development costs under Genmab's collaboration agreements.

§ Accounting Policies

Genmab recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that Genmab determines are within the scope of IFRS 15, Genmab performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, we assess the goods or services promised within each contract and identify, as a performance obligation, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Royalties: License and collaboration agreements include sales-based royalties including commercial milestone payments based on the level of sales. The license has been deemed to be the predominant item to which the royalties relate under our license and collaboration agreements. As a result, Genmab recognizes revenue when the related sales occur.

Financial Statements / Results for the Year

93

2.1 Revenue – Continued Milestone Payments: At the inception of each arrangement that includes milestone payments, Genmab evaluates whether the achievement of milestones are considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of Genmab or the license and collaboration partner, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which Genmab recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subse-quent reporting period, Genmab re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. Under all of Genmab’s existing license and collaboration agreements, milestone pay-ments have been allocated to the license transfer performance obligation. recognizing revenue from non-refundable, upfront fees. Under all of Genmab’s existing license and collaboration agree-ments the license to functional intellectual property has been determined to be distinct from other performance obligations identified in the agreement. Reimbursement Income for R&D Services: License and collab-oration agreements include the reimbursement or cost sharing for research and development services and payment for FTEs at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by Genmab and revenue for R&D services is recognized over time rather than a point in time. Management’s Judgments and Estimates Evaluating the criteria for revenue recognition under license and collaboration agreements requires management’s judgement to assess and determine the following: • The nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time. License Fees for Intellectual Property: If the license to Genmab’s functional intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Genmab recognizes revenues from non-re-fundable upfront fees allocated to the license at the point in time the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, Genmab utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of • An assessment of whether the achievement of milestone payments is highly probable. • The stand-alone selling price of each performance obliga-tion identified in the contract using key assumptions which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. Financial Statements / Results for the Year 94

2.2 Information about Geographical Areas 2.2 Information about Geographical Areas The Genmab group is managed and operated as one busi-ness unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets and no segment information is currently disclosed in the internal reporting. Accounting Policies Geographical information is presented for the Genmab group’s revenue and non-current assets. Revenue is attribut-ed to countries on the basis of the location of the legal entity holding the contract with the counterparty and operations. Non-current assets comprise intangible assets and property, plant and equipment. Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as the group’s business activities are not organized on the basis of differences in related product and geographical areas. Non-current Assets Non-current Assets Revenue Revenue (DKK million) 2019 2018 Denmark Netherlands USA Japan 5,366 – – – 387 252 68 – 3,025 – – – 454 167 11 – Total 5,366 707 3,025 632 Financial Statements / Results for the Year 95

2.3 Staff Costs

2.3
Staff Costs

(DKK million)	2019	2018
Wages and salaries	489	308
Share-based compensation	147	91
Defined contribution plans	39	24
Other social security costs	72	23
Government grants	(96)	(86)
Total	**651**	**360**
Staff costs are included in the income statement as follows:		
Research and development expenses	572	324
General and administrative expenses	175	122
Government grants related to research and development expenses	(96)	(86)
Total	**651**	**360**
Average number of FTE	**471**	**313**
Number of FTE at year end:	**548**	**377**

Please refer to note 5.1 for additional information regarding the remuneration of the Board of Directors and Executive Management.

Government grants, which are a reduction of payroll taxes in the Netherlands, amounted to DKK 96 million in 2019 and DKK 86 million in 2018. These amounts are an offset to wages and salaries and research and development costs in the table above. The increase in 2019 was primarily due to increased research activities in the Netherlands combined with a higher level of grants provided by the Dutch government.

§ Accounting Policies

Share-based Compensation Expenses

Genmab has granted restricted stock units (RSUs) and warrants to the Board of Directors, Executive Management and employees under various share-based compensation programs. The group applies IFRS 2, according to which the fair value of the warrants and RSUs at grant date is recognized as an expense in the income statement over the vesting period. Such compensation expenses represent calculated values of warrants and RSUs granted and do not represent actual cash expenditures. A corresponding amount is recognized in shareholders' equity as both the warrant and RSU programs are designated as equity-settled share-based payment transactions.

Government Grants

The Dutch Research and Development Act "WBSO" provides compensation for a part of research and development wages and other costs through a reduction in payroll taxes. WBSO grant amounts are offset against wages and salaries and research and development costs.

Financial Statements / Results for the Year

96

2.3 Staff Costs – Continued Management’s Judgments and Estimates Weighted Average 2019 2018 Share-based Compensation Expenses In accordance with IFRS 2 “Share-based Payment,” the fair value of the warrants and RSUs at grant date is recognized as an expense in the income statement over the vesting period, the period of delivery of work. Subsequently, the fair value is not remeasured. Fair value per warrant on grant date Share price Exercise price Expected dividend yield Expected stock price volatility Risk-free interest rate Expected life of warrants 425.80 1,483.58 1,483.58 0% 34.2% (0.56%) 5 years 386.61 1,034.66 1,034.66 0% 41.7% (0.01%) 5 years The fair value of each warrant granted during the year is calcu-lated using the Black-Scholes pricing model. This pricing model requires the input of subjective assumptions such as: Based on a weighted average fair value per warrant of DKK 425.80 (2018: DKK 386.61) the total fair value of warrants granted amounted to DKK 131 million (2018: DKK 102 mil-lion) on the grant date. • The expected stock price volatility , which is based upon the historical volatility of Genmab’s stock price; • The risk-free interest rate , which is determined as the interest rate on Danish government bonds (bullet issues) with a maturity of five years; The fair value of each RSU granted during the year is equal to the closing market price on the date of grant of one Genmab A/S share. Based on a weighted average fair value per RSU of DKK 1,511.70 (2018: DKK 1,033.95) the total fair value of RSUs granted amounted to DKK 176 million (2018: DKK 106 million) on the grant date. • The expected life of warrants , which is based on vesting terms, expected rate of exercise and life terms in the current warrant program. These assumptions can vary over time and can change the fair value of future warrants granted. Valuation Assumptions for Warrants Granted in 2019 and 2018 The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model with the following assumptions: Financial Statements / Results for the Year 97

2.4 Corporate and Deferred Tax 2.4 Corporate and Deferred Tax Corporate tax consists of current tax and the adjustment of deferred taxes during the year. The corporate tax expense for 2019 was DKK 693 million compared to DKK 140 million in 2018. The corporate tax expense in 2019 was due to current and deferred tax expense of DKK 722 million partially offset by the reversal of valuation allowances on deferred tax as-sets related to future taxable income, resulting in a discrete tax benefit of DKK 29 million. The corporate tax expense in 2018 was due to current and deferred tax expense of DKK 407 million partially offset by the reversal of valuation allowances on deferred tax assets related to future taxable income, resulting in a discrete tax benefit of DKK 268 million. In 2019, a current tax benefit of DKK 24 million was recorded directly in shareholders’ equity, which was related to excess tax benefits for share-based instruments. In 2018, a current tax benefit of DKK 24 million and a deferred tax benefit of DKK 66 million recorded directly in shareholders’ equity, which was related to excess tax benefits for share-based instruments. Taxation — Income Statement & Shareholders’ Equity (DKK million) 2019 2018 Current tax on result Adjustment to deferred tax Adjustment to valuation allowance 444 294 (45) 161 458 (479) Total tax for the period in the income statement 693 140 A reconciliation of Genmab’s effective tax rate relative to the Danish statutory tax rate is as follows: (DKK million) 2019 2018 Net result before tax 2,859 1,612 Computed 22% (2018: 22%) 629 355 Tax effect of: Recognition of previously unrecognized tax losses and deductible temporary differences Non-deductible expenses/non-taxable income and other permanent differences, net All other (19) 75 8 (267) 53 (1) Total tax effect 64 (215) Total tax for the period in the income statement 693 140 Total tax for the period in shareholders’ equity (24) (89) Financial Statements / Results for the Year 98

2.4 Corporate and Deferred Tax – Continued Accounting Policies Taxation – Balance Sheet Significant components of the deferred tax asset are as follows: Corporate Tax Corporate tax, which consists of current tax and the adjust-ment of deferred taxes for the year, is recognized in the income statement, except to the extent that the tax is attrib-utable to items which directly relate to shareholders’ equity or other comprehensive income. (DKK million) 2019 2018 Tax deductible losses Share-Based Instruments Capitalized R&D Costs Other temporary differences 359 130 – 1 653 119 4 8 Current tax assets and liabilities for current and prior periods are measured at the amounts expected to be recovered from or paid to the tax authorities. 490 (351) 784 (398) Valuation allowance Total deferred tax assets 139 386 Deferred Tax Deferred tax is accounted for under the liability method which requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of tax losses carried forward. Genmab records a valuation allowance to reduce deferred tax assets to reflect the net amount that is more likely than not to be realized. Realization of our deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are uncertain. The valua-tion allowance requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Based upon the weight of available evidence at December 31, 2019, Genmab determined that it was more likely than not that a portion of our deferred tax assets would be real-izable and consequently released a portion of the valuation allowance against net deferred tax assets and during the fourth quarter of 2019 recorded a discrete tax benefit of DKK 29 million (2018: DKK 268 million). The decision to reverse a portion of the valuation allowance was made after manage-ment considered all available evidence, both positive and negative, including but not limited to our historical operating results, income or loss in recent periods, cumulative income in recent years, forecasted earnings, future taxable income, and significant risk and uncertainty related to forecasts. The release of the valuation allowance resulted in the recognition of certain deferred tax assets and a decrease to corporate tax expense. Deferred tax is calculated in accordance with the tax regulations in the individual countries and the tax rates expected to be in force at the time the deferred tax is utilized. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement. As of December 31, 2019, we had gross tax loss carry-for-wards of DKK 1.6 billion for income tax purposes, as com-pared to DKK 2.6 billion in 2018. The reduction was driven primarily by the utilization of all remaining tax loss carry-forwards available for our parent entity, Genmab A/S. The DKK 1.6 billion in gross tax loss carry-forwards as of Decem-ber 31, 2019 can be carried forward through various periods through 2038. Deferred tax assets resulting from temporary differences, includ-ing the tax value of losses to be carried forward, are recognized only to the extent that it is probable that future taxable profit will be available against which the differences can be utilized. Financial Statements / Results for the Year 99

2.4 Corporate and Deferred Tax – Continued 2.5 Result Per Share Management’s Judgments and Estimates (DKK million) 2019 2018 Deferred Tax Genmab recognizes deferred tax assets, including the tax base of tax loss carry-forwards, if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgment is made on an ongoing basis and is based on numerous factors, including actual results, budgets, and business plans for the coming years. Net result 2,166 1,472 (Shares) 2019 2018 Average number of shares outstanding Average number of treasury shares 63,126,771 (163,958) 61,383,972 (116,466) Average number of shares excl. treasury shares Average number of share-based instruments, dilution 62,962,813 674,030 61,267,506 777,491 Realization of deferred tax assets is dependent upon a num-ber of factors, including future taxable earnings, the timing and amount of which is highly uncertain. A significant portion of Genmab’s future taxable income will be driven by future events that are highly susceptible to factors outside the con-trol of the group including commercial growth of DARZALEX, specific clinical outcomes, regulatory approval, advancement of our product pipeline, and others. In 2018, we fully released the remaining valuation allowance on deferred tax assets for our parent entity, Genmab A/S. Genmab intends to contin-ue maintaining a valuation allowance against a significant portion of its deferred tax assets related to its subsidiaries until there is sufficient evidence to support the reversal of all or some additional portion of these allowances. The Compa-ny may release an additional part of its valuation allowance against its deferred tax assets related to its subsidiaries. This release would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period such release is recorded. Average number of shares, fully diluted 63,636,843 62,044,997 Basic net result per share Diluted net result per share 34.40 34.03 24.03 23.73 In the calculation of the diluted net result per share for 2019, 299,573 warrants (of which 744 were vested) have been excluded as these share-based instruments are out of the money, compared to 177,369 warrants (of which 64,703 were vested) for 2018. Diluted Net Result per Share Diluted net result per share is calculated as the net result for the year divided by the weighted average number of out-standing ordinary shares, excluding treasury shares adjusted for the dilutive effect of share equivalents. Accounting Policies Basic Net Result per Share Basic net result per share is calculated as the net result for the year divided by the weighted average number of out-standing ordinary shares, excluding treasury shares. Financial Statements / Results for the Year 100

3.1 Intangible Assets

Section 3 Operating Assets and Liabilities

This section covers the operating assets and related liabilities that form the basis for the Genmab group's activities. Deferred tax assets and liabilities are included in note 2.4. Assets related to the group's financing activities are shown in section 4.

3.1 Intangible Assets

(DKK million)	Licenses, Rights, and Patents	Total Intangible Assets
2019		
Cost per January 1	798	798
Additions for the year	99	99
Disposals for the year	–	–
Exchange rate adjustment	–	–
Cost at December 31	**897**	**897**
Accumulated amortization and impairment per January 1	(328)	(328)
Amortization for the year	(99)	(99)
Disposals for the year	–	–
Exchange rate adjustment	–	–
Accumulated amortization and impairment per December 31	**(427)**	**(427)**
Carrying amount at December 31	**470**	**470**
2018		
Cost per January 1	392	392
Additions for the year	406	406
Disposals for the year	–	–
Exchange rate adjustment	–	–
Cost at December 31	**798**	**798**
Accumulated amortization and impairment per January 1	(268)	(268)
Amortization for the year	(60)	(60)
Disposals for the year	–	–
Exchange rate adjustment	–	–
Accumulated amortization and impairment per December 31	**(328)**	**(328)**
Carrying amount at December 31	**470**	**470**

Depreciation, amortization, and impairments are included in the income statement as follows:

(DKK million)	2019	2018
Research and development expenses	99	60
General and administrative expenses	–	–
Total	**99**	**60**

Financial Statements / Operating Assets and Liabilities

101

3.1 Intangible Assets – Continued

There were no impairment losses recognized in 2019 or 2018.

In December 2019, Genmab entered into a research collaboration and license agreement with CureVac AG. The strategic partnership will focus on the research and development of differentiated mRNA-based antibody products by combining CureVac's mRNA technology and know-how with Genmab's proprietary antibody technologies and expertise. Genmab will provide CureVac with a USD 10 million upfront payment and a EUR 20 million equity investment (Refer to Note 3.4 for details on the equity investment). The companies will collaborate on research to identify an initial product candidate and CureVac will contribute a portion of the overall costs for the development of this product candidate, up to the time of an Investigational New Drug Application. Genmab would thereafter be fully responsible for the development and commercialization of the potential product, in exchange for undisclosed milestones and tiered royalties to CureVac. The agreement also includes three additional options for Genmab to obtain commercial licenses to CureVac's mRNA technology at pre-defined terms, exercisable within a five-year period. If Genmab exercises any of these options, it would fund all research and would develop and commercialize any resulting product candidates with CureVac eligible to receive between USD 275 million and USD 368 million in development, regulatory and commercial milestone payments for each product, dependent on the specific product concept. In addition, CureVac is eligible to receive tiered royalties in the range from mid-single digits up to low double digits per product. The carrying amount of the intangible asset related to the CureVac agreement was DKK 67 million as of December 31, 2019. The intangible asset is being amortized on a straight line basis through December 2026.

In July 2018, Genmab entered into a research collaboration and exclusive license agreement with Immatics Biotechnologies GmbH (Immatics) to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. Genmab received an exclusive license to three proprietary targets from Immatics, with an option to license up to two additional targets at predetermined economics. Under the terms of the agreement, Genmab paid Immatics an upfront fee of USD 54 million and Immatics is eligible to receive up to USD 550 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales. The carrying amount of the intangible asset related to the Immatics agreements was DKK 274 million as of December 31, 2019 and DKK 323 million as of December 31, 2018. The intangible asset is being amortized on a straight line basis through July 2025.

The group has previously acquired licenses and rights to technology at a total cost of DKK 152 million, which have been fully amortized during the period from 2000 to 2005. The licenses and rights are still in use by the group and contribute to our research and development activities.

§ Accounting Policies

Research and Development

The group currently has no internally generated intangible assets from development, as the criteria for recognition of an asset are not met as described below.

Licenses and Rights

Licenses, rights, and patents are initially measured at cost and include the net present value of any future payments. The net present value of any future payments is recognized as a liability. Milestone payments are accounted for as an increase in the cost to acquire licenses, rights, and patents. Genmab acquires licenses and rights primarily to get access to targets and technologies identified by third parties.

Depreciation

Licenses, rights, and patents are amortized using the straight-line method over the estimated useful life of five to seven years. Amortization, impairment losses, and gains or losses on the disposal of intangible assets are recognized in the income statement as research and development costs, general and administrative expenses or discontinued operations, as appropriate.

Impairment

If circumstances or changes in Genmab's operations indicate that the carrying amount of non-current assets in a cash-generating unit may not be recoverable, management reviews the asset for impairment.

Management's Judgments and Estimates

Research and Development

Internally Generated Intangible Assets

According to the IAS 38, "*Intangible Assets*," intangible assets arising from development projects should be recognized in the balance sheet. The criteria that must be met for capitalization are that:

- the development project is clearly defined and identifiable and the attributable costs can be measured reliably during the development period;

Financial Statements / Operating Assets and Liabilities 102

3.1 Intangible Assets – Continued • the technological feasibility, adequate resources to com-plete and a market for the product or an internal use of the product can be documented; and • management has the intent to produce and market the product or to use it internally. Antibody Clinical Trial Material Purchased for Use in Clinical Trials According to our accounting policies, antibody clinical trial ma-terial (antibodies) for use in clinical trials that are purchased from third parties will only be recognized in the balance sheet at cost and expensed in the income statement when con-sumed, if all criteria for recognition as an asset are fulfilled. Such an intangible asset should be recognized if sufficient certainty can be documented that the future income from the development project will exceed the aggregate cost of produc-tion, development, and sale and administration of the product. During both 2019 and 2018, no antibodies purchased from third parties for use in clinical trials have been capitalized, as these antibodies do not qualify for being capitalized as A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and its effect on human beings prior to obtaining the necessary final approval of the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the development of biological products, management has concluded that the future economic benefits associated with the individual proj-ects cannot be estimated with sufficient certainty until the project has been finalized and the necessary final regulatory approval of the product has been obtained. Accordingly, the group has not recognized such assets at this time and therefore all research and development costs are recognized in the income statement when incurred. Total research and development costs amounted to DKK 2,386 million in 2019, compared to DKK 1,431 million in 2018. inventory under either the “ amework” to IAS/IFRS or IAS 2, Fr “ ventories.” In Management has concluded that the purchase of antibodies from third parties cannot be capitalized as the technical feasibil-ity is not proven and no alternative use exists. Expenses in con-nection with purchase of antibodies are expensed as incurred. Estimation of Useful Life Genmab has licenses, rights, and patents that are amortized over an estimated useful life of the intangible asset. As of December 31, 2019, the carrying amount of the intangible as-sets was DKK 470 million (2018 – DKK 470 million). Genmab estimates the useful life of the intangible assets to be at least seven years based on the expected obsolescence of such as-sets. However, the actual useful life may be shorter or longer than seven years, depending on the development risk, the probability of success related to the development of a clinical drug as well as potential launch of competing products. Financial Statements / Operating Assets and Liabilities 103

3.2 Property, Plant and Equipment

3.2
Property, Plant and Equipment

(DKK million)	Leasehold Improvements	Equipment, Furniture and Fixtures	Assets under Construction	Total Property, Plant and Equipment
2019				
Cost at January 1	95	217	1	313
Additions for the year	3	64	48	115
Transfers between the classes	–	–	–	–
Disposals for the year	–	(2)	–	(2)
Exchange rate adjustment	–	–	–	–
Cost at December 31	**98**	**279**	**49**	**426**
Accumulated depreciation and impairment at January 1	(8)	(143)	–	(151)
Depreciation for the year	(6)	(34)	–	(40)
Disposals for the year	–	–	–	–
Exchange rate adjustment	–	–	–	–
Accumulated depreciation on disposals	–	2	–	2
Accumulated depreciation and impairment at December 31	**(14)**	**(175)**	**–**	**(189)**
Carrying amount at December 31	**84**	**104**	**49**	**237**
2018				
Cost at January 1	11	170	68	249
Additions for the year	7	41	28	76
Transfers between the classes	83	12	(95)	–
Disposals for the year	(6)	(7)	–	(13)
Exchange rate adjustment	–	1	–	1
Cost at December 31	**95**	**217**	**1**	**313**
Accumulated depreciation and impairment at January 1	(6)	(129)	–	(135)
Depreciation for the year	(8)	(20)	–	(28)
Disposals for the year	6	6	–	12
Exchange rate adjustment	–	–	–	–
Accumulated depreciation and impairment at December 31	**(8)**	**(143)**	**–**	**(151)**
Carrying amount at December 31	**87**	**74**	**1**	**162**

(DKK million)	2019	2018
Depreciation, amortization, and impairments are included in the income statement as follows:		
Research and development expenses	37	26
General and administrative expenses	3	2
Total	**40**	**28**

Capital expenditures in 2019 and 2018 were primarily related to the expansion of our facilities in the Netherlands and the United States to support the growth in our product pipeline.

§ Accounting Policies

Property, plant and equipment is mainly comprised of leasehold improvements, assets under construction, and equipment, furniture and fixtures, which are measured at cost less accumulated depreciation, and any impairment losses.

The cost is comprised of the acquisition price and direct costs related to the acquisition until the asset is ready for use. The present value of estimated liabilities related to the restoration of our offices in connection with the termination of the lease is added to the cost if the liabilities are provided for. Costs include direct costs, salary related expenses, and costs to subcontractors.

Depreciation

Depreciation, which is stated at cost net of any residual value, is calculated on a straight-line basis over the expected useful lives of the assets, which are as follows:

Equipment, Furniture and Fixtures	3-5 years
Computer Equipment	3 years
Leasehold Improvements	5 years or the lease term, if shorter

The useful lives and residual values are reviewed and adjusted if appropriate on a yearly basis. Assets under construction are not depreciated.

Financial Statements / Operating Assets and Liabilities

104

3.3 Leases Impairment If circumstances or changes in Genmab’s operations indicate that the carrying amount of non-current assets in a cash-gen-erating unit may not be recoverable, management reviews the asset for impairment. Amounts recognized in the balance sheet The balance sheet shows the following amounts relating to leases: Amounts recognized in the statement of comprehensive income The statement of comprehensive income shows the following amounts relating to leases: December 31, 2019 December 31, 2018 December 31, 2019 December 31, 2018 (DKK million) (DKK million) The basis for the review is the recoverable amount of the assets, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow generated from the asset. Right-of-use assets Properties Equipment Depreciation charge of right-of-use assets Properties Equipment 173 4 – – 27 1 – – Total right-of-use assets 177 – Total depreciation charge of right-of-use assets Lease liabilities Current Non-current If the carrying amount of an asset is greater than the recov-erable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified. 28 – 26 155 – – Interest expense Expense relating to short-term leases 7 6 – – Total lease liabilities 181 – There were no additions to the right-of-use assets in 2019. Interest expense is included in net financial items and ex-penses relating to short-term leases are included in operating expenses in the statement of comprehensive income. 3.3 Leases The total cash outflow for leases in 2019 was DKK 38 million. See the table below for activities for lease liabilities in 2019: The group has entered into lease agreements with respect to office space and office equipment. December 31, 2018 Cash flows, net Other changes* December 31, 2019 (DKK million) Lease liabilities, due after 1 year Lease liabilities, due within 1 year 181 24 (38) – 12 2 155 26 The leases are non-cancelable for various periods up to 2032. 181 Total lease liabilities 205 (38) 14 * Other changes include non-cash movements, including accrued interest expense which are presented as operating cash flows in the statement of cash flows when paid. Financial Statements / Operating Assets and Liabilities 105

3.3 Leases – Continued

Future minimum payments under our leases as of December 31, 2019 and December 31, 2018, are as follows:

(DKK million)	2019	2018
Payment due		
Less than 1 year	32	31
1 to 3 years	64	65
More than 3 years, but less than 5 years	27	45
More than 5 years	93	106
Total	**216**	**247**

During the second quarter of 2019, Genmab A/S's subsidiary Genmab US, Inc., entered into a lease agreement with respect to office and laboratory space with a commencement date in March 2020 and is non-cancellable until August 2031. The total future minimum payments over the term of the lease are approximately DKK 215 million and estimated capital expenditures to fit out the space are approximately DKK 176 million of which DKK 48 million have been incurred and capitalized as of December 31, 2019.

During the third quarter of 2019, Genmab A/S's subsidiary Genmab B.V., entered into a lease agreement with respect to office and laboratory space with a commencement date in February 2022 and is noncancelable until January 2032. The total future minimum payments over the term of the lease are approximately DKK 90 million and estimated capital expenditures to fit out the space are approximately DKK 70 million.

Please refer to note 1.2 for disclosure of the impact of adoption of IFRS 16 on our consolidated financial statements.

The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

§ Accounting Policies

All leases are recognized in the balance sheet as a right-of-use ("ROU") asset with a corresponding lease liability, except for short term assets in which the lease term is 12 months or less, or low value assets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis over the lease term. In the income statement, lease costs are replaced by depreciation of the ROU asset recognized over the lease term in operating expenses, and interest expenses related to the lease liability are classified in financial items.

Genmab determines if an arrangement is a lease at inception. Genmab leases various properties and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

ROU assets are measured at cost and include the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term of 12 months or less and low-value assets comprise IT equipment and small items of office furniture.

3.4 Other Investments

The Group's other investments consist of a DKK 149 million (EUR 20 million) investment in CureVac AG, the developer of mRNA technology, which was entered into on December 19, 2019. This investment is also a strategic partnership that will focus on the research and development of differentiated mRNA-based antibody products by combining CureVac's mRNA technology and know-how with Genmab's proprietary

Financial Statements / Operating Assets and Liabilities 106

3.5 Receivables

antibody technologies and expertise. The investment in CureVac AG is recorded at fair value through profit and loss. This investment represents 2.2% ownership of CureVac AG and is recorded at a fair value of DKK 149 million as of December 31, 2019.

The payment related to this investment has not been made as of December 31, 2019 and is recorded within other payables. Please refer to note 3.7 for additional information regarding other payables.

§ Accounting Policies

Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the income statement under financial items.

3.5 Receivables

(DKK million)	2019	2018
Receivables related to collaboration agreements	2,849	1,266
Interest receivables	34	18
Other receivables	56	34
Prepayments	62	19
Total	**3,001**	**1,337**
Non-current receivables	11	10
Current receivables	2,990	1,327
Total	**3,001**	**1,337**

During 2019 and 2018, there were no losses related to receivables and the credit risk on receivables is considered to be limited. The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high-quality nature (top tier life science companies) of Genmab's customers are not likely to result in future default risk.

The receivables are mainly comprised of royalties and milestones from our collaboration agreements and non-interest bearing receivables which are due less than one year from the balance sheet date.

Please refer to note 4.2 for additional information about interest receivables and related credit risk.

§ Accounting Policies

Receivables are designated as financial assets measured at amortized cost and are initially measured at fair value or transaction price and subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit loss provision.

Genmab utilizes a simplified approach to measuring expected credit losses and uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due.

Prepayments include expenditures related to a future financial year. Prepayments are measured at nominal value.

3.6 Provisions

(DKK million)	2019	2018
Provisions per January 1	1	1
Additions during the year	1	–
Used during the year	–	–
Released during the year	–	–
Total at December 31	**2**	**1**
Non-current provisions	2	1
Current provisions	–	–
Total at December 31	**2**	**1**

Provisions include contractual restoration obligations related to our lease of offices. In determining the fair value of the restoration obligation, assumptions and estimates are made in relation to discounting, the expected cost to restore the offices and the expected timing of those costs.

The majority of non-current provisions are expected to be settled in 2022.

§ Accounting Policies

Provisions are recognized when the group has an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured at management's best estimate of the expenses required to settle the obligation.

Financial Statements / Operating Assets and Liabilities

107

3.7 Other Payables A provision for onerous contracts is recognized when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the con-tract and the expected net cost of continuing with the contract. Accounting Policies Accounts Payable Accounts payable are measured in the balance sheet at amortized cost. Other payables are initially measured at fair value and subse-quently measured in the balance sheet at amortized cost. The current other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. Other Liabilities Other liabilities primarily includes accrued expenses related to our research and development project costs. When the group has a legal obligation to restore our office lease in connection with the termination, a provision is recognized corresponding to the present value of expected future costs. Non-current payables are measured at the present value of the expenditures expected to be required to settle the obliga-tion using a pre-tax rate that reflects current market assess-ments of the time value of money and the risks specific to the obligation. The increase in the liability due to passage of time is recognized as interest expense. The present value of a provision is calculated using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recog-nized as an interest expense. Staff Costs Liabilities Wages and salaries, social security contributions, paid leave and bonuses, and other employee benefits are recognized in the financial year in which the employee performs the associated work. 3.7 Other Payables Termination benefits are recognized as an expense, when the Genmab group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to termi-nate employment. (DKK million) 2019 2018 Liabilities related to collaboration agreements Staff cost liabilities Other liabilities Accounts payable 8 48 715 69 6 30 213 69 The group’s pension plans are classified as defined contri-bution plans, and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribution plans are included in the income statement in the period in which they are accrued and outstanding contri-butions are included in other payables. Total at December 31 840 318 Non-current other payables Current other payables 1 839 2 316 Total at December 31 840 318 Financial Statements / Operating Assets and Liabilities 108

4.1 Capital Management SCaepctitioanl S4tructure, 4.1 Capital Management Financial Risk and Related Items Genmab’s goal is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab’s product pipeline and business in general. and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, we may require additional funds and may attempt to raise addi-tional funds through equity or debt financings, collaborative agreements with partners, or from other sources. Genmab is primarily financed through partnership collabora-tion income and had, as of December 31, 2019, a cash po-sition of DKK 10,971 million compared to DKK 6,106 million as of December 31, 2018. The cash position supports the advancement of our product pipeline and operations. The Board of Directors monitors the share and capital struc-ture to ensure that Genmab’s capital resources support the strategic goals. There was no change in the group’s approach to capital management procedures in 2019. This section includes disclosures related to how Genmab manages its capital structure, cash position and related risks and items. Genmab is primarily financed through partnership collaborations. The adequacy of our available funds will depend on many factors, including continued growth of DARZALEX sales, prog-ress in our research and development programs, the mag-nitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial Neither Genmab A/S nor any of its subsidiaries are subject to externally imposed capital requirements. Financial Statements / Capital Structure, Financial Risk and Related items 109

4.2 Financial Risk

4.2 Financial Risk

The financial risks of the Genmab group are managed centrally.

The overall risk management guidelines have been approved by the Board of Directors and includes the group's investment policy related to our marketable securities. The group's risk management guidelines are established to identify and analyze the risks faced by the Genmab group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. It is Genmab's policy not to actively speculate in financial risks. The group's financial risk management is directed solely against monitoring and reducing financial risks which are directly related to the group's operations.

The primary objective of Genmab's investment activities is to preserve capital and ensure liquidity with a secondary objective of maximizing the income derived from security investments without significantly increasing risk. Therefore, our investment policy includes among other items, guidelines and ranges for which investments (all of which are shorter-term in nature) are considered to be eligible investments for Genmab and which investment parameters are to be applied, including maturity limitations and credit ratings. In addition, the policy includes specific diversification criteria and investment limits to minimize the risk of loss resulting from over concentration of assets in a specific class, issuer, currency, country, or economic sector.

Currently, our marketable securities are administrated by two external investment managers. The guidelines and investment managers are reviewed regularly to reflect changes in market conditions, the group's activities and financial position. In 2016, the investment policy was amended to increase the investment limits for individual securities and reduce the percent of the total portfolio required to have a maturity of less than one year. The changes were made as a result of the higher value of our marketable securities portfolio and reduced need for short duration securities.

In addition to the capital management and financing risk mentioned in note 4.1, the group has identified the following key financial risk areas, which are mainly related to our marketable securities portfolio:

- credit risk;
- foreign currency risk; and
- interest rate risk

All our marketable securities are traded in established markets. Given the current market conditions, all future cash inflows including re-investments of proceeds from the disposal of marketable securities are invested in highly liquid and conservative investments. Please refer to note 4.4 for additional information regarding marketable securities.

Credit Risk

Genmab is exposed to credit risk and losses on our marketable securities, and bank deposits. The maximum credit exposure related to Genmab's cash position was DKK 10,971 million as of December 31, 2019 compared to DKK 6,106 million as of December 31, 2018. The maximum credit exposure to Genmab's receivables was DKK 3,001 million as of December 31, 2019 compared to DKK 1,337 million as of December 31, 2018.

Marketable Securities

To manage and reduce credit risks on our securities, Genmab's policy is to ensure only securities from investment grade issuers are eligible for our portfolios. No issuer of marketable securities can be accepted if it is not assumed that the credit quality of the issuer would be at least equal to the rating shown below:

Category	S&P	Moody's	Fitch
Short-term	A-1	P-1	F-1
Long-term	A-	A3	A-

Our current portfolio is spread over a number of different securities and is conservative with a focus on liquidity and security. As of December 31, 2019, 91% of our marketable securities had a triple A-rating from Moody's, S&P, or Fitch compared to 90% at December 31, 2018. The total value of marketable securities including interest receivables amounted to DKK 7,453 million at the end of 2019 compared to DKK 5,591 million at the end of 2018.

Bank Deposits

To reduce the credit risk on our bank deposits, Genmab policy is only to invests its cash deposits with highly rated financial institutions. Currently, these financial institutions have a short-term Fitch and S&P rating of at least F-1 and A-1, respectively. In addition, Genmab maintains bank deposits at a level necessary to support the short-term funding requirements of the Genmab group. The total value of bank deposits including short-term marketable securities amounted to DKK 3,552 million as of December 31, 2019 compared to DKK 533 million at the end of 2018. The increase was due to higher short-term marketable securities classified as cash and cash equivalents driven by timing and working capital needs as of December 31, 2019.

Financial Statements / Capital Structure, Financial Risk and Related Items 110

4.2 Financial Risk – Continued Based on the amount of assets and liabilities denominated in EUR, USD and GBP as of December 31, 2019 and 2018, a 1% increase/decrease in the EUR to DKK exchange rate and a 10% increase/decrease in both USD to DKK exchange rate and GBP to DKK exchange rate will impact our net result before tax by approximately: Receivables The credit risk related to our receivables is not significant based on the high quality nature of Genmab’s customers. As disclosed in note 2.1, Janssen is Genmab’s primary customer in which receivables are established for royalties and mile-stones achieved. Foreign Currency Risk Genmab’s presentation currency is the DKK; however, Genmab’s revenues and expenses are in a number of differ-ent currencies. Consequently, there is a substantial risk of exchange rate fluctuations having an impact on Genmab’s cash flows, profit (loss) and/or financial position in DKK. Impact of Change in Exchange Rate** Percentage Change in Exchange Rate* (DKK million) 2019 EUR USD GBP 1% 10% 10% 10 1,053 – The majority of Genmab’s revenue is in USD. Exchange rate changes to the USD will result in changes to the trans-lated value of future net result before tax and cash flows. Genmab’s revenue in USD was 97% of total revenue in 2019 as compared to 96% in 2018. 2018 EUR USD GBP 1% 10% 10% 9 362 5 The foreign subsidiaries are not significantly affected by currency risks as both revenues and expenses are primarily settled in the foreign subsidiaries’ functional currencies. * The analysis assumes that all other variables, in particular interest rates, remain constant. ** The movements in the income statement and equity arise from monetary items (cash, marketable securities, receivables and liabilities) where the func-tional currency of the entity differs from the currency that the monetary items are denominated in. Assets and Liabilities in Foreign Currency The most significant cash flows of the group are DKK, EUR, USD and GBP and Genmab hedges its currency exposure by maintaining cash positions in these currencies. Our total marketable securities were invested in EUR (12%), DKK (23%), USD (64%) and GBP (1%) denominated securities as of December 31, 2019, compared to 16%, 30%, 53%, and 1%, as of December 31, 2018. Financial Statements / Capital Structure, Financial Risk and Related Items 111

4.2 Financial Risk – Continued

Accordingly, significant changes in exchange rates could cause our net result to fluctuate significantly as gains and losses are recognized in the income statement. Our EUR exposure is mainly related to our marketable securities, contracts and other costs denominated in EUR. Since the introduction of EUR in 1999, Denmark has committed to maintaining a central rate of 7.46 DKK to the EUR. This rate may fluctuate within a +/- 2.25% band. Should Denmark's policy towards the EUR change, the DKK values of our EUR denominated assets and costs could be materially different compared to what is calculated and reported under the existing Danish policy towards the DKK/EUR.

The USD currency exposure was mainly related to cash deposits, marketable securities, and receivables related to our collaborations with Janssen and Novartis. Significant changes in the exchange rate of USD to DKK could cause the net result to change materially as shown in the table above. In prior years, Genmab has entered into derivative contracts to hedge a portion of the associated currency exposure of royalty payments from net sales of DARZALEX by Janssen. As of December 31, 2019, there were no derivatives outstanding.

The GBP currency exposure is mainly related to contracts and marketable securities denominated in GBP.

Interest Rate Risk

Genmab's exposure to interest rate risk is primarily related to the marketable securities, as we currently do not have significant interest bearing debts.

Marketable Securities

The securities in which the group has invested bear interest rate risk, as a change in market derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities, the portfolio of securities is monitored on a total return basis.

To control and minimize the interest rate risk, the group maintains an investment portfolio in a variety of securities with a relatively short effective duration with both fixed and variable interest rates.

As of December 31, 2019, the portfolio has an average effective duration of approximately 1.1 years (2018: 1.4 years) and no securities have an effective duration of more than 9 years (2018: 8 years), which means that a change in the interest rates of one percentage point will cause the fair value of the securities to change by approximately 1.1% (2018: 1.4%). Due to the short-term nature of the current investments and to the extent that we are able to hold the investments to maturity, we consider our current exposure to changes in fair value due to interest rate changes to be insignificant compared to the fair value of the portfolio.

Maturity Profile Marketable Securities


(DKK million)
2019
2020
2021
2022
2023
2024+
2018
2,880
1,574
505
138
75
401
2019
3,891
2,190
493
102
743

Financial Statements / Capital Structure, Financial Risk and Related Items 112

4.3 Financial Assets and Liabilities

4.3
Financial Assets and Liabilities

Categories of Financial Assets and Liabilities

(DKK million)	Note	2019	2018
Category			
Financial assets at fair value through profit or loss			
Marketable securities	4.4	7,419	5,573
Other Investments	3.4	149	–
Financial assets measured at amortized cost			
Receivables ex. prepayments	3.5	2,939	1,318
Cash and cash equivalents		3,552	533
Financial liabilities measured at amortized cost			
Other payables	3.7	(840)	(318)
Lease Liabilities	3.3	(181)	–

Fair Value Measurement

Marketable Securities

All fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

Other Investments

The Group's other investments consist of a DKK 149 million investment in CureVac AG, the developer of mRNA technology, which was entered into on December 19, 2019 (Level 3).

		2019			2018		
(DKK million)	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets Measured at Fair Value							
Marketable securities	4.4	7,419	–	–	5,573	–	–
Other Investments	3.4	–	–	149	–	–	–

§ Accounting Policies

Classification of Categories of Financial Assets and Liabilities

Genmab classifies its financial assets held into the following measurement categories:

- those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
- those to be measured at amortized cost.

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income.

Genmab reclassifies debt investments when and only when its business model for managing those assets changes.

Further details about the accounting policy for each of the categories are outlined in the respective notes.

Fair Value Measurement

The Genmab group measures financial instruments, such as marketable securities, at fair value at each balance sheet date. Management assessed that financial assets and liabilities measured at amortized costs such as bank deposits, receivables and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

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4.3 Financial Assets and Liabilities – Continued Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the follow-ing fair value measurement hierarchy for: • Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities • In the principal market for the asset or liability, or • Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) • In the absence of a principal market, in the most advanta-geous market for the asset or liability. The principal or the most advantageous market must be accessible by the Genmab group. • Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). The fair value of an asset or a liability is measured using the assumptions that market participants would use when pric-ing the asset or liability, assuming that market participants act in their economic best interest. For assets and liabilities that are recognized in the finan-cial statements on a recurring basis, the group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Any transfers between the different levels are carried out at the end of the reporting period. There have not been any transfers between the different levels during 2019 and 2018. The Genmab group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Financial Statements / Capital Structure, Financial Risk and Related Items 114

4.4 Marketable Securities

4.4
Marketable Securities

(DKK million)	2019	2018
Cost at January 1	5,494	4,195
Additions for the year	5,812	3,521
Disposals for the year	(3,926)	(2,222)
Cost at December 31	**7,380**	**5,494**
Fair value adjustment at January 1	79	(120)
Fair value adjustment for the year	(40)	199
Fair value adjustment at December 31	**39**	**79**
Net book value at December 31	**7,419**	**5,573**
Net book value in percentage of cost	**101%**	**101%**

(DKK million)	Market Value 2019	Average Effective Duration	Share %	Market Value 2018	Average Effective Duration	Share %
Kingdom of Denmark bonds and treasury bills	462	1.84	6%	508	1.94	9%
Danish mortgage-backed securities	1,227	2.33	17%	1,177	2.58	21%
DKK portfolio	**1,689**	**2.20**	**23%**	**1,685**	**2.39**	**30%**
EUR portfolio						
European government bonds and treasury bills	873	1.33	12%	875	1.38	16%
USD portfolio						
US government bonds and treasury bills	4,778	0.63	64%	2,938	0.84	53%
GBP portfolio						
UK government bonds and treasury bills	79	0.55	1%	75	0.55	1%
Total portfolio	**7,419**	**1.07**	**100%**	**5,573**	**1.39**	**100%**
Marketable securities	**7,419**			**5,573**		

Interest Income
Total interest income amounted to DKK 120 million in 2019 compared to DKK 63 million in 2018. The increase was due to the combination of higher yield and level of investment in marketable securities in 2019 as compared to 2018.

Fair Value Adjustment
The total fair value adjustment was an expense of DKK 40 million in 2019 compared to income of DKK 199 million in 2018. Fair value adjustments were primarily driven by foreign exchange movements and the timing of maturities and purchases of marketable securities.

Please refer to note 4.2 for additional information regarding the risks related to our marketable securities.

Financial Statements / Capital Structure, Financial Risk and Related Items 115

4.4 Marketable Securities – Continued Genmab’s portfolio is managed and evaluated on a fair value basis in accordance with its investment guidelines and the information provided internally to management. This busi-ness model does not meet the criteria for amortized cost or FVOCI and as a result marketable securities are measured at fair value through profit and loss. This classification is consistent with the prior year’s classification. Accounting Policies Marketable securities consist of investments in securities with a maturity greater than three months at the time of ac-quisition. Measurement of marketable securities depends on the business model for managing the asset and the cash flow characteristics of the asset. There are two measurement cate-gories into which the group classifies its debt instruments: Genmab invests its cash in deposits with major financial institutions, in Danish mortgage bonds, and notes issued by the Danish, European and American governments. The secu-rities can be purchased and sold using established markets. • Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss. Transactions are recognized at trade date. • Fair value through profit and loss (FVPL): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises. Financial Statements / Capital Structure, Financial Risk and Related Items 116

4.5 Financial Income and Expenses 4.5 Financial Income and Expenses (DKK million) Accounting Policies 2019 2018 Financial income and expenses include interest as well as realized and unrealized exchange rate adjustments and real-ized and unrealized gains and losses on marketable securi-ties (designated as fair value through the income statement), and realized gains and losses and write-downs of other securities and equity interests (designated as available-for-sale financial assets). Financial income: Interest and other financial income Realized and unrealized gains on marketable securities (fair value through income statement), net Realized and unrealized gains on fair value hedges, net Realized and unrealized exchange rate gains, net 120 63 9 – 99 – 2 178 Total financial income 228 243 Interest and dividend income are shown separately from gains and losses on marketable securities and other securi-ties and equity interests. Financial expenses: Interest and other financial expenses Realized and unrealized losses on marketable securities (fair value through the income statement), net 7 – – 11 Gains or losses relating to the ineffective portion of a cash flow hedge and changes in time value are recognized im-mediately in the income statement as part of the financial income or expenses. Total financial expenses 7 11 Net financial items 221 232 Interest and other financial income on financial assets measured at amortized cost 22 8 Interest and other financial expenses on financial liabilities measured at amortized cost – – Realized and unrealized exchange rate gains, net of DKK 99 million in 2019 were driven by foreign exchange movements, which positively impacted our USD denominated portfolio and cash holdings. The USD strengthened against the DKK during 2019, resulting in realized and unrealized exchange rates gains. More specifically, the USD/DKK foreign exchange rate increased from 6.5213 at December 31, 2018 to 6.6759 at December 31, 2019. Please refer to note 4.2 for additional information on foreign currency risk. Financial Statements / Capital Structure, Financial Risk and Related Items 117

4.6 Share-Based Instruments 4.6 Share-Based Instruments Within 30 days of the vesting date, the holder of an RSU receives one share in Genmab A/S for each RSU. In juris-dictions in which Genmab as an employer is required to withhold tax and settle with the tax authority on behalf of the employee, Genmab withholds the number of RSUs that are equal to the monetary value of the employee’s tax obligation from the total number of RSUs that otherwise would have been issued to the employee upon vesting (“net settle-ment”). Genmab A/S may at its sole discretion in extraordi-nary circumstances choose to make cash settlement instead of delivering shares. Restricted Stock Unit Program Genmab A/S has established an RSU program (equity-settled share-based payment transactions) as an incentive for all the Genmab group’s employees, members of the Executive Management, and members of the Board of Directors. RSUs are granted by the Board of Directors in accordance with authorizations given to it by Genmab A/S’ shareholders and are subject to the incentive guidelines (Remuneration Principles) adopted by the general meeting. Under the terms of the RSU program, RSUs are subject to a cliff vesting period and become fully vested on the first banking day of the month following a period of three years from the date of grant. If an employee, member of Executive Management, or member of the Board of Directors ceases their employment or board membership prior to the vesting date, all RSUs that are granted, but not yet vested, shall lapse automatically. The RSU program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the vesting date and provisions to accelerate vesting of RSUs in the event of change of control as defined in the RSU program. However, if an employee, a member of the Executive Manage-ment or a member of the Board of Directors ceases employ-ment or board membership due to retirement or age limita-tion in Genmab A/S’ articles of association, death, serious sickness or serious injury then all RSUs that are granted, but not yet vested shall remain outstanding and will be settled in accordance with their terms. In addition, for an employee or a member of the Executive Management, RSUs that are granted, but not yet vested shall remain outstanding and will be settled in accordance with their terms in instances where the employment relationship is terminated by Genmab without cause. Financial Statements / Capital Structure, Financial Risk and Related Items 118

4.6 Share-Based Instruments – Continued

RSU Activity in 2019 and 2018

	Number of RSUs Held by the Board of Directors	Number of RSUs Held by the Executive Management	Number of RSUs Held by Employees	Number of RSUs Held by Former Members of the Board of Directors and Employees	Total RSUs
Outstanding at January 1, 2018	**24,328**	**83,857**	**55,475**	**4,384**	**168,044**
Granted*	5,224	18,020	79,395	–	102,639
Settled	(9,425)	(35,725)	–	(2,300)	(47,450)
Transferred	–	–	(3,358)	3,358	–
Cancelled	–	–	(1,466)	(2,865)	(4,331)
Outstanding at December 31, 2018	**20,127**	**66,152**	**130,046**	**2,577**	**218,902**
Outstanding at January 1, 2019	**20,127**	**66,152**	**130,046**	**2,577**	**218,902**
Granted*	3,708	25,793	87,168	73	116,742
Settled	(2,631)	(19,080)	–	(478)	(22,189)
Transferred	(1,251)	–	(8,355)	9,606	–
Cancelled	–	–	–	(5,548)	(5,548)
Outstanding at December 31, 2019	**19,953**	**72,865**	**208,859**	**6,230**	**307,907**

* RSUs held by the Board of Directors includes RSUs granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Please refer to note 5.1 for additional information regarding the number of RSUs held by the Executive Management and the Board of Directors.

The weighted average fair value of RSUs granted was DKK 1,511.70 and DKK 1,033.95 in 2019 and 2018, respectively.

Warrant Program

Genmab A/S has established warrant programs (equity-settled share-based payment transactions) as an incentive for all the Genmab group's employees, and members of the Executive Management.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by Genmab A/S' shareholders.

Warrant grants to Executive Management are subject to the incentive guidelines (Remuneration Principles) adopted by the general meeting.

Under the terms of the warrant programs, warrants are granted at an exercise price equal to the share price on the grant date. According to the warrant programs, the exercise price cannot be fixed at a lower price than the market price at the grant date. In connection with exercise, the warrants shall be settled with the delivery of shares in Genmab A/S.

The warrant programs contain anti-dilution provisions if changes occur in Genmab's share capital prior to the warrants being exercised.

Warrants Granted from August 2004 until April 2012

Under the August 2004 warrant program, warrants can be exercised starting from one year after the grant date. As a general rule, the warrant holder may only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date.

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4.6 Share-Based Instruments – Continued However, the warrant holder will be entitled to continue to be able to exercise all warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause. Warrants Granted from March 2017 In March 2017, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the April 2012 warrant program vested annually over a four year period, warrants granted under the new March 2017 warrant program are subject to a cliff vesting period and become ful-ly vested three years from the date of grant. All other terms in the warrant programs are identical. In case of a change of control event as defined in the warrant programs, the warrant holder will immediately be granted the right to exercise all of his/her warrants regard-less of the fact that such warrants would otherwise only become fully vested at a later point in time. Warrant holders who are no longer employed by or affiliated with Genmab will, however, only be entitled to exercise such percentag-es as would otherwise have vested under the terms of the warrant program. Warrants Granted from April 2012 until March 2017 Following the Annual General Meeting in April 2012, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the August 2004 warrant program will lapse on the tenth anniversary of the grant date, warrants granted under the new April 2012 warrant program will lapse at the seventh anniversary of the grant date. All other terms in the warrant programs are identical. Financial Statements / Capital Structure, Financial Risk and Related Items 120

4.6 Share-Based Instruments – Continued

Warrant activity in 2019 and 2018

(DKK million)	Number of Warrants Held by the Board of Directors	Number of Warrants Held by the Executive Management	Number of Warrants Held by Employees	Number of Warrants Held by Former Members of the Executive Management, Board of Directors and Employees	Total Warrants	Weighted Average Exercise Price
Outstanding at January 1, 2018	**92,242**	**559,737**	**574,295**	**291,912**	**1,518,186**	**436.01**
Granted*	3,161	50,464	222,882	–	276,507	1,034.66
Exercised	(20,925)	(130,000)	(46,883)	(114,089)	(311,897)	241.34
Expired	–	–	–	(37,875)	(37,875)	253.76
Cancelled	–	–	(4,582)	(17,129)	(21,711)	940.01
Transfers	–	–	(39,624)	39,624	–	–
Outstanding at December 31, 2018	**74,478**	**480,201**	**706,088**	**162,443**	**1,423,210**	**592.14**
Exercisable at year end	62,647	355,347	297,128	152,743	867,865	295.02
Exercisable warrants in the money at year end	60,688	340,775	257,115	148,701	807,279	230.43
Outstanding at January 1, 2019	**74,478**	**480,201**	**706,088**	**162,443**	**1,423,210**	**592.14**
Granted*	3,925	–	303,066	228	307,219	1,483.58
Exercised	(15,750)	(132,400)	(56,237)	(95,044)	(299,431)	212.23
Expired	–	–	–	(2,000)	(2,000)	129.75
Cancelled	–	–	–	(15,374)	(15,374)	1,049.34
Transfers	(319)	–	(93,944)	94,263	–	–
Outstanding at December 31, 2019	**62,334**	**347,801**	**858,973**	**144,516**	**1,413,624**	**862.03**
Exercisable at year end	50,227	230,233	225,855	131,933	638,248	407.89
Exercisable warrants in the money at year end	50,227	227,733	219,403	129,698	627,061	385.84

* Warrants held by the Board of Directors includes warrants granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Please refer to note 5.1 for additional information regarding the number of warrants held by the Executive Management and the Board of Directors.

As of December 31, 2019, the 1,413,624 outstanding warrants amounted to 2% of the share capital (2018: 2%).

For exercised warrants in 2019 the weighted average share price at the exercise date amounted to DKK 1,267.92 (2018: DKK 1,206.11).

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4.6 Share-Based Instruments – Continued

Weighted Average Outstanding Warrants at December 31, 2019

Exercise Price	Grant Date	Number of Warrants Outstanding	Weighted Average Remaining Contractual Life (in years)	Number of Warrants Exercisable
(DKK)				
31.75	October 14, 2011	5,950	1.79	5,950
40.41	June 22, 2011	80,205	1.48	80,205
46.74	June 2, 2010	85,000	0.42	85,000
55.85	April 6, 2011	5,500	1.27	5,500
66.60	December 9, 2010	35,500	0.94	35,500
67.50	October 14, 2010	3,250	0.79	3,250
68.65	April 21, 2010	3,325	0.31	3,325
147.50	April 17, 2013	1,500	0.30	1,500
199.00	June 12, 2013	1,000	0.45	1,000
210.00	February 10, 2014	2,750	1.11	2,750
220.40	October 15, 2014	17,750	1.79	17,750
225.30	June 12, 2014	4,625	1.45	4,625
225.90	December 6, 2013	137,059	0.93	137,059
231.50	October 10, 2013	3,665	0.78	3,665
337.40	December 15, 2014	50,986	1.96	50,986
466.20	March 26, 2015	8,100	2.24	8,100
623.50	June 11, 2015	2,575	2.45	2,575
636.50	October 7, 2015	21,000	2.77	21,000
815.50	March 17, 2016	12,449	3.21	8,390
939.50	December 10, 2015	73,162	2.94	73,162
962.00	June 7, 2018	14,564	5.44	–
1,025.00	December 10, 2018	206,097	5.94	–
1,032.00	December 15, 2017	131,444	4.96	–
1,050.00	September 21, 2018	27,082	5.73	–
1,136.00	October 6, 2016	18,450	3.77	14,089
1,145.00	December 15, 2016	83,287	3.96	62,190
1,147.50	June 6, 2019	21,343	6.43	–
1,155.00	March 29, 2019	7,959	6.25	–
1,161.00	March 1, 2019	19,830	6.17	–
1,210.00	April 10, 2018	14,881	5.28	–
1,233.00	June 9, 2016	13,763	3.44	9,903
1,334.50	October 11, 2019	62,848	6.78	–
1,402.00	March 28, 2017	8,736	4.24	–
1,408.00	June 8, 2017	5,151	4.44	–
1,424.00	February 10, 2017	1,526	4.11	774
1,427.00	March 29, 2017	8,400	4.25	–
1,432.00	October 5, 2017	17,901	4.76	–
1,615.00	December 5, 2019	195,011	6.93	–
862.03		**1,413,624**	**4.05**	**638,248**

Weighted Average Outstanding Warrants at December 31, 2018

Exercise Price	Grant Date	Number of Warrants Outstanding	Weighted Average Remaining Contractual Life (in years)	Number of Warrants Exercisable
(DKK)				
31.75	October 14, 2011	7,525	2.79	7,525
40.41	June 22, 2011	85,975	2.48	85,975
45.24	April 25, 2012	1,000	0.32	1,000
46.74	June 2, 2010	85,000	1.42	85,000
55.85	April 6, 2011	8,500	2.27	8,500
66.60	December 9, 2010	37,750	1.94	37,750
67.50	October 14, 2010	3,250	1.79	3,250
68.65	April 21, 2010	5,450	1.31	5,450
79.25	October 9, 2012	5,000	0.78	5,000
80.55	December 5, 2012	111,750	0.93	111,750
98.00	January 31, 2013	1,375	1.08	1,375
129.75	October 8, 2009	5,075	0.77	5,075
147.50	April 17, 2013	7,750	1.30	7,750
174.00	June 17, 2009	25,000	0.46	25,000
199.00	June 12, 2013	1,000	1.45	1,000
210.00	February 10, 2014	3,088	2.11	3,088
220.40	October 15, 2014	33,800	2.79	33,800
225.30	June 12, 2014	7,975	2.45	7,975
225.90	December 6, 2013	175,047	1.93	175,047
231.50	October 10, 2013	7,850	1.78	7,850
234.00	April 15, 2009	6,100	0.29	6,100
337.40	December 15, 2014	90,945	2.96	90,945
466.20	March 26, 2015	11,061	3.24	6,664
623.50	June 11, 2015	6,350	3.45	3,913
636.50	October 7, 2015	24,500	3.77	16,250
815.50	March 17, 2016	14,837	4.21	6,362
939.50	December 10, 2015	80,874	3.94	57,880
962.00	June 7, 2018	14,714	6.44	–
1,025.00	December 10, 2018	210,437	6.94	–
1,032.00	December 15, 2017	133,637	5.96	–
1,050.00	September 21, 2018	33,226	6.73	–
1,136.00	October 6, 2016	19,450	4.77	9,725
1,145.00	December 15, 2016	86,660	4.96	43,675
1,210.00	April 10, 2018	14,954	6.28	–
1,233.00	June 9, 2016	14,438	4.44	6,713
1,402.00	March 28, 2017	8,736	5.24	–
1,408.00	June 8, 2017	5,224	5.44	–
1,424.00	February 10, 2017	1,606	5.11	478
1,427.00	March 29, 2017	8,400	5.25	–
1,432.00	October 5, 2017	17,901	5.76	–
592.14		**1,423,210**	**3.76**	**867,865**

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4.7 Share Capital 4.7 On July 17, 2019, the Board of Directors partly exercised the authority in accordance with the authorization described above, to increase the share capital without pre-emption rights for the existing shareholders by nominally DKK 2,850,000. Additionally, on July 17, 2019, the Board of Directors partly exercised the authority to increase the share capital without pre-emption rights for the existing sharehold-ers by nominally DKK 427,500. The remaining amount of the authorization is thus DKK 4,222,500. Moreover, by decision of the General Meeting on March 29, 2019 the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe Genmab A/S’ shares up to a nominal value of DKK 500,000 to Genmab A/S’ employees as well as employees of Genmab A/S’ directly and indirectly owned subsidiaries, excluding executive manage-ment, and to make the related capital increases in cash up to a nominal value of DKK 500,000. This authorization shall remain in force for a period ending on March 28, 2024. Share Capital Share Capital The share capital comprises the nominal amount of the parent company’s ordinary shares, each at a nominal value of DKK 1. All shares are fully paid. On December 31, 2019, the share capital of Genmab A/S comprised 65,074,502 shares of DKK 1 each with one vote. There are no restrictions related to the transferability of the shares. All shares are regarded as negotiable instruments and do not confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his/her shares to be redeemed. Until March 17, 2021, the Board of Directors is authorized by one or more issues to raise loans against bonds or other financial instruments up to a maximum amount of DKK 3 billion with a right for the lender to convert his/her claim to a maximum of nominally DKK 4,000,000 equivalent to 4,000,000 new shares (convertible loans). Convertible loans may be raised in DKK or the equivalent in foreign currency (including US dollar (USD) or euro (EUR)). The Board of Directors is also authorized to effect the consequential increase of the capital. Convertible loans may be raised against payment in cash or in other ways. The subscription of shares shall be with or without pre-emption rights for the shareholders and the convertible loans shall be offered at a subscription price and conversion price that in the aggregate at least corresponds to the market price of the shares at the time of the decision of the Board of Directors. The time limit for conversion may be fixed for a longer period than five (5) years after the raising of the convertible loan. Subject to the rules in force at any time, the Board of Direc-tors may reuse or reissue lapsed non-exercised warrants, if any, provided that the reuse or reissue occurs under the same terms and within the time limitations set out in the authorization to issue warrants. As of December 31, 2019, a total of 346,337 warrants have been issued and a total of 9,988 warrants have been reissued under the March 28, 2017 authorization, and a total of 283,282 warrants have been issued and a total of 76 warrants have been reissued under the March 29, 2019 authorization. A total of 370,381 warrants remain available for issue and a total of 7,883 warrants remain available for reissue as of December 31, 2019. Until April 10, 2023, the Board of Directors is authorized to increase the nominal registered share capital on one or more occasions by up to nominally DKK 7,500,000 by subscription of new shares that shall have the same rights as the existing shares of Genmab. The capital increase can be made by cash or by non-cash payment and with or without pre-emption rights for the existing shareholders. Within the authorizations to increase the share capital by nominally DKK 7,500,000 shares, the Board of Directors may on one or more occasions and without pre-emption rights for the existing shareholders of Genmab issue up to nominally DKK 2,000,000 shares to employees of Genmab, and Genmab’s subsidiaries, by cash payment at market price or at a discount price as well as by the issue of bonus shares. No transferability restrictions or redemption obligations shall apply to the new shares, which shall be negotiable instruments in the name of the holder and registered in the name of the holder in Genmab’s Reg-ister of Shareholders. The new shares shall give the right to dividends and other rights as determined by the Board in its resolution to increase capital. By decision of the general meeting on March 17, 2016, the Board of Directors was authorized to repurchase Genmab A/S’ shares up to a nominal value of DKK 500,000 (500,000 shares). This authorization shall remain in force for a period ending on March 17, 2021. In addition, by decision of the gen-eral meeting on March 29, 2019, the Board of Directors was authorized to repurchase Genmab A/S’ shares up to a nominal value of DKK 500,000 (500,000 shares). This authorization shall remain in force for a period ending on March 28, 2024. By decision of the general meeting on April 9, 2014, the Board of Directors was authorized to issue on one or more occasions warrants to subscribe Genmab A/S’ shares up to a nominal value of DKK 500,000. This authorization shall remain in force for a period ending on April 9, 2019. Further, by decision of the general meeting on March 28, 2017, the Board of Directors was authorized to issue on one or more occasions warrants to subscribe Genmab A/S’ shares up to a nominal value of DKK 500,000. This authorization shall remain in force for a period ending on March 28, 2022. As of December 31, 2019, a total of 225,000 shares, with a nominal value of DKK 225,000, have been repurchased under the March 17, 2016 authorization. A total of 775,000 shares, Financial Statements / Capital Structure, Financial Risk and Related Items 123

4.7 Share Capital – Continued

with a nominal value of DKK 775,000, remain available to repurchase as of December 31, 2019.

Share Premium

The share premium reserve is comprised of the amount received, attributable to shareholders' equity, in excess of the nominal amount of the shares issued at the parent company's offerings, reduced by any external expenses directly attributable to the offerings. The share premium reserve can be distributed.

Changes in Share Capital during 2013 to 2019

The share capital of DKK 65 million at December 31, 2019 is divided into 65,074,502 shares at a nominal value of DKK 1 each.

	Number of Shares	Share Capital (DKK million)
December 31, 2013	**51,755,722**	**51.8**
Shares issued for cash	4,600,000	4.6
Exercise of warrants	611,697	0.6
December 31, 2014	**56,967,419**	**57.0**
Exercise of warrants	2,563,844	2.6
December 31, 2015	**59,531,263**	**59.6**
Exercise of warrants	818,793	0.8
December 31, 2016	**60,350,056**	**60.4**
Exercise of warrants	835,618	0.8
December 31, 2017	**61,185,674**	**61.2**
Exercise of warrants	311,897	0.3
December 31, 2018	**61,497,571**	**61.5**
Shares issued for cash	3,277,500	3.3
Exercise of warrants	299,431	0.3
December 31, 2019	**65,074,502**	**65.1**

On July 22, 2019, gross proceeds from the issuance of new shares amounted to USD 506 million (DKK 3,368 million) with a corresponding increase in share capital of 2,850,000 ordinary shares or 28,500,000 ADSs. The underwriters exercised in full their option to purchase an additional 427,500 ordinary shares or 4,275,000 ADSs bringing the total shares issued to 3,277,500 and total gross proceeds of the offering to USD 582 million (DKK 3,873 million), which was completed on July 23, 2019.

During 2019, 299,431 new shares were subscribed at a price of DKK 31.75 to DKK 1,424.00 in connection with the exercise of warrants under Genmab's warrant program.

During 2018, 311,897 new shares were subscribed at a price of DKK 40.41 to DKK 1,233.00 in connection with the exercise of warrants under Genmab's warrant program.

During 2017, 835,618 new shares were subscribed at a price of DKK 31. 75 to DKK 1,233.00 in connection with the exercise of warrants under Genmab's warrant program.

During 2016, 818,793 new shares were subscribed at a price of DKK 31. 75 to DKK 636.50 in connection with the exercise of warrants under Genmab's warrant program.

During 2015, 2,563,844 new shares were subscribed at a price of DKK 26.75 to DKK 364.00 in connection with the exercise of warrants under Genmab's warrant program.

During 2014, 611,697 new shares were subscribed at a price of DKK 26.75 to DKK 234.00 in connection with the exercise of warrants under Genmab's warrant program.

On January 24, 2014 Genmab completed a private placement with the issuance of 4,600,000 new shares.

Treasury Shares

	Number of Shares	Share Capital (DKK million)	Proportion of Share Capital (%)	Cost (DKK million)
Shareholding at December 31, 2017	**100,000**	**0.1**	**0.2**	**118**
Purchase of treasury shares	125,000	0.1	0.2	146
Shares used for funding RSU Program	(47,450)	–	(0.1)	(56)
Shareholding at December 31, 2018	**177,550**	**0.2**	**0.3**	**208**
Shares used for funding RSU Program	(13,629)	–	–	(16)
Shareholding at December 31, 2019	**163,921**	**0.2**	**0.3**	**192**

Genmab has two authorizations to repurchase shares as of December 31, 2019. The first authorization, granted on March 17, 2016, authorizes the Board of Directors to repurchase up to a total of 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on March 17, 2021. The second authorization, granted on March 29, 2019, authorizes the Board of Directors to repurchase up to an additional 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on March 28, 2024. The authorizations are intended to cover obligations in relation to the RSU program and reduce the dilution effect of share capital increases resulting from future exercises of warrants.

During 2018, Genmab acquired 125,000 of its own shares, approximately 0.2% of share capital, to cover its obligations under the RSU program. The total amount paid to acquire the shares, including directly attributable costs, was DKK 146 million and has been recognized as a deduction to shareholders' equity. These shares are classified as treasury shares and are presented within retained earnings as of December 31, 2019 and 2018. The shares were acquired in accordance with the authorization granted by the Annual General Meeting in March 2016. There were no acquisitions of treasury shares in 2019.

Financial Statements / Capital Structure, Financial Risk and Related Items

124

5.1 Remuneration of the Board of Directors and Executive Management SOethcetiron 5 Disclosures 5.1 Remuneration of the Board of Directors and Executive Management The total remuneration of the Board of Directors and Executive Management is as follows: (DKK million) 2019 2018 Wages and salaries Share-based compensation expenses Defined contribution plans 42 38 1 34 32 1 This section is comprised of various statutory disclosures or notes that are of secondary importance for the understanding of the Genmab group’s financials. Total 81 67 The remuneration packages for the Board of Directors and Executive Management are described below in further detail. The remuneration packages are denominated in DKK, EUR, or USD. The Compensation Committee performs an annual review of the remuneration packages. All incentive and vari-able remuneration shall be considered and adopted at the company’s annual general meeting. In accordance with Genmab’s accounting policies, described in note 2.3, share-based compensation is included in the income statement and reported in the remuneration tables in this note. Such share-based compensation expense rep-resents a calculated fair value of instruments granted and does not represent actual cash compensation received by the board members or executives. Please refer to note 4.6 for additional information regarding Genmab’s share-based compensation programs. Financial Statements / Other Disclosures 125

5.1 Remuneration of the Board of Directors and Executive Management – Continued

Remuneration to the Board of Directors

	Purpose and Link to Strategy	Performance Metrics	Opportunity	Changes Compared to 2018
Annual board base fee and fees for committee work	Ensure Genmab can attract qualified individuals to the Board of Directors		Basic board fee of DKK 400,000 – Deputy Chairman receives double and Chairman receives triple	None
			Audit and Finance Committee membership basic fee of DKK 100,000 with Chairman receiving fee of DKK 150,000 plus a fee per meeting of DKK 10,000	None
			Compensation Committee membership basic fee of DKK 80,000 with Chairman receiving fee of DKK 120,000 plus a fee per meeting of DKK 10,000	None
			Nominating and Corporate Governance Committee membership basic fee of DKK 70,000 with Chairman receiving fee of DKK 100,000 plus a fee per meeting of DKK 10,000	None
			Scientific Committee membership basic fee of DKK 100,000 with Chairman receiving fee of DKK 130,000 plus a fee per meeting of DKK 10,000	None
Share-Based Compensation	Share-based instruments constitute a common part of the remuneration paid to members of the Board of Directors in competing international biotech and biopharmaceutical companies. The use of share-based instruments enables Genmab to remain competitive in the international market and to be able to attract and retain qualified members of the Board of Directors on a continuous basis.	To ensure the Board of Directors' independence and supervisory function, vesting of restricted stock units (RSUs) granted to members of the Board of Directors shall not be subject to fulfilment of forward-looking performance criteria.	A new member of the Board of Directors may be granted RSUs upon election corresponding to a value (at the time of grant) of up to four (4) times the fixed annual base fee.	None
			In addition the members of the Board of Directors may be granted RSUs corresponding to a value (at the time of grant) of up to one (1) times the fixed annual base fee, for the Chairman the value shall be of up to two (2) times the fixed annual base fee and for the Deputy Chairman the value shall be of up to one point five (1.5) times the fixed annual base fee on an annual basis.	None
			The share-based compensation expense for 2019 of DKK 5 million shown below includes the amortization of the non-cash share-based compensation expense relating to share-based instruments granted over several years. Following an amendment of the guidelines for incentive-based remuneration of the Board of Directors and Executive Management by the general meeting in 2014, share-based compensation granted to board members may only be in the form of RSUs. Please refer to note 4.6 for additional information regarding the "Number of RSUs held" and "Number of warrants held" overviews.	

Financial Statements / Other Disclosures 126

5.1 Remuneration of the Board of Directors and Executive Management – Continued Share-based Compensation Expenses Share-based Compensation Expenses Base Board Fee Committee Fees Base Board Fee Committee Fees (DKK million) 2019 2018 Mats Pettersson Anders Gersel Pedersen Pernille Erenbjerg Paolo Paoletti Rolf Hoffmann Deirdre P. Connelly Peter Storm Kristensen* Rick Hibbert** Daniel J. Bruno* Mijke Zachariasse* 1.2 0.4 0.4 0.4 0.4 0.8 0.4 0.1 0.4 0.3 0.2 0.4 0.3 0.3 0.3 0.5 – – – – 0.8 0.6 0.4 0.4 0.8 0.9 0.4 0.4 0.4 – 2.2 1.4 1.1 1.1 1.5 2.2 0.8 0.5 0.8 0.3 1.2 0.5 0.4 0.4 0.4 0.7 0.4 0.4 0.4 – 0.3 0.3 0.3 0.2 0.3 0.3 – – – – 0.9 0.6 0.5 0.5 0.7 0.7 0.3 0.3 0.3 – 2.4 1.4 1.2 1.1 1.4 1.7 0.7 0.7 0.7 – Total 4.8 2.0 5.1 11.9 4.8 1.7 4.8 11.3 * Employee elected board member ** Stepped down from the Board of Directors at the Annual General Meeting in March 2019 Please refer to the section “Board of Directors” in the Management’s Review for additional information regarding the Board of Directors. Financial Statements / Other Disclosures 127

5.1 Remuneration of the Board of Directors and Executive Management – Continued Remuneration to the Executive Management Purpose and Link to Strategy Performance Metrics Opportunity Changes Compared to 2018 Reflect the individual’s skills and experience, role and responsibilities Any increase based both on individual and company performance as well as benchmark analysis Fixed Effective, January 1, 2019, base salary increased by 3% for the CEO and CFO, and 10% for the CDO in local currency (2018: 3% for CEO, CFO and CDO) Base Salary Provide a framework to save for retirement None Fixed amount or percentage of base salary None Pension and Other Benefits Provide customary ben-efits including car and telephone allowance None Provide sign-on bonus for new executive man-agement A new member of the executive management may receive a sign-on payment upon engagement subject to certain claw-back provisions. None Provide tax equalization payment for executive management CEO received EUR 0.5 million and CFO received USD 0.1 million payments for tax equalization for the higher tax rate in Denmark versus their resident countries of the Netherlands and the United States. CEO received tax equalization payment in 2019 Incentivize executives to achieve key objectives on an annual basis Achievement of predetermined and well-defined annual milestones Maximum 60% to 100% of annual gross salaries dependent on their position. None Annual Cash Bonus Extraordinary bonus of a maximum up to 15% of their annual gross salaries, based on the occurrence of certain special events or achievements. None In 2019, the current Executive Management team received a total cash bonus of DKK 15 million (2018: DKK 11 million). None Financial Statements / Other Disclosures 128

5.1 Remuneration of the Board of Directors and Executive Management – Continued Remuneration to the Executive Management Purpose and Link to Strategy Performance Metrics Opportunity Changes Compared to 2018 Incentivize executives over the longer term aligned to strategy and creation of shareholder value Linked to Genmab’s financial and strate-gic priorities as an incentive to increase the future value of the company but also in recognition of past contributions and accomplishments As a main rule, the members of the executive management may on an annual basis be granted share-based instruments corresponding to a value (at the time of grant) of up to four (4) times the member’s annual base salary, calculated before any pension contribution and bonus payment, in the year of grant. The members of the executive management may on an annual basis be granted share-based instruments corresponding to a value (at the time of grant) of up to four times the member’s annual base salary (2018: two times the member’s annual salary) Share-Based Compensation Notwithstanding the above, in no event may the value (at the time of grant) of share-based instruments granted to a member of the executive management on an annual basis exceed DKK 25 million. Annual grant of share-based instruments to members of the executive manage-ment is used primarily as an incentive to increase the future value of the company but also in recognition of past contributions and accomplishments. Furthermore, a new member of the executive management may be granted share-based instruments upon engagement or promotion. The share-based instruments granted to the members of the executive management may be in the form of restricted stock units or a combination of restricted stock units and warrants (options to subscribe for shares in the company). If members of the executive management are granted a combination of restricted stock units and warrants, the proportional value of the warrants may not exceed 25% of the total value (at the time of grant). Vesting of restricted stock units and warrants granted to members of the executive management may be subject to fulfilment of forward-looking performance criteria as determined by the board of directors. The proportional value of the warrants may not exceed 25% of the total value at the time of grant (2018: 50%). The share-based compensation expense for 2019 of DKK 33 million shown below includes the amortization of the non-cash share-based compensation expense relating to share-based instru-ments granted over several years. In 2019, 25,793 RSUs were granted to the Executive Manage-ment, with a total fair value of DKK 42 million (2018: 50,464 warrants and 18,020 RSUs, with a fair value of DKK 37 million). There were no warrants granted to the Executive Management in 2019. Please refer to note 4.6 for additional information regarding the “Number of RSUs held” and “Number of warrants held” overviews. Financial Statements / Other Disclosures 129

5.1 Remuneration of the Board of Directors and Executive Management – Continued

Remuneration to the Executive Management

	Purpose and Link to Strategy	Performance Metrics	Opportunity	Changes Compared to 2018
Shareholding requirement for members of the Executive Management	Incentivize executives over the longer term aligned to strategy and creation of shareholder value	None	Each member of the Executive Management shall be required to hold a number of Genmab A/S shares corresponding to the value of such member's annual base salary: • The number of shares shall be fixed at commencement of the employment as, or promotion to, member of the Executive Management • May be built up over a five (5) year period from the date of employment or promotion • For current members of the Executive Management, the number of shares is finally fixed at the date of adoption of these Remuneration Principles (April 10, 2018) • The Board of Directors may diverge from this shareholding requirement The Company shall be entitled to reclaim in full or in part variable components of remuneration paid to the member of the Executive Management on the basis of data, which proved to be misstated Warrants granted to the members of the Executive Management will be subject to an additional two (2) year lock-in period upon vesting	None

2019	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-based Compensation Expenses	Total
(DKK million)						
Jan van de Winkel	7.3	1.0	3.6	8.4	14.9	35.2
David A. Eatwell	4.3	0.1	0.9	3.2	8.0	16.5
Judith Klimovsky	4.1	0.1	–	3.1	9.7	17.0
Total	**15.7**	**1.2**	**4.5**	**14.7**	**32.6**	**68.7**

2018	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-based Compensation Expenses	Total
Jan van de Winkel	7.1	1.2	0.2	6.4	13.4	28.3
David A. Eatwell	3.9	0.2	1.4	2.1	8.1	15.7
Judith Klimovsky	3.6	0.1	0.2	2.1	5.9	11.9
Total	**14.6**	**1.5**	**1.8**	**10.6**	**27.4**	**55.9**

Please refer to the section "Senior Leadership" in the Management's Review for additional information regarding the Executive Management

Severance Payments

In the event Genmab terminates the service agreements with each member of the Executive Management team without cause, Genmab is obliged to pay the Executive Officer his existing salary for one or two years after the end of the one year notice period. However, in the event of termination by Genmab (unless for cause) or by a member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a member of the Executive Management a compensation equal to his existing total salary (including benefits) for up to two years in addition to the notice period. It furthermore follows from Genmab's warrant and RSU programs, that in certain "good leaver" situations outstanding warrants and RSUs awarded under these programs will continue to vest which could potentially make the termination payments exceed two years of remuneration. In case of the termination of the service agreements of the Executive Management without cause, the total impact on our financial position is estimated to approximately DKK 46 million as of December 31, 2019 (2018: DKK 42 million). Please refer to note 5.5 for additional information regarding the potential impact in the event of change of control of Genmab.

Financial Statements / Other Disclosures 130

5.1 Remuneration of the Board of Directors and Executive Management – Continued Number of Ordinary Shares Owned and Share-Based Instruments Held December 31, 2018 December 31, 2019 Market Value (DKK million)* Number of Ordinary Shares Owned Acquired Sold Transfers Board of Directors Mats Pettersson Anders Gersel Pedersen Pernille Erenbjerg Paolo Paoletti Rolf Hoffmann Deirdre P. Connelly Peter Storm Kristensen Rick Hibbert** Mijke Zachariasse Daniel J. Bruno 24,800 8,000 2,700 3,337 1,050 2,200 – – – – 7,207 718 478 478 – – 500 – – – – – – (478) – – (300) – – – – – – – – – – – – – 32,007 8,718 3,178 3,337 1,050 2,200 200 – – – 47.4 12.9 4.7 4.9 1.6 3.3 0.3 – – – Total 42,087 9,381 (778) – 50,690 75.1 Executive Management Jan van de Winkel David A. Eatwell Judith Klimovsky 662,400 30,825 – 6,084 49,436 – – – – – – – 668,484 80,261 – 990.4 118.9 – 693,225 55,520 – – 748,745 1,109.3 Total 735,312 64,901 (778) – 799,435 1,184.4 * Market value is based on the closing price of the parent company’s shares on the NASDAQ Copenhagen A/S at the balance sheet date or the last trading day prior to the balance sheet date. ** Stepped down from the Board of Directors at the Annual General Meeting in March 2019. Financial Statements / Other Disclosures 131

5.1 Remuneration of the Board of Directors and Executive Management – Continued

Number of Warrants Held	December 31, 2018	Granted	Exercised	Expired	Transfers	December 31, 2019	Black-Scholes Value Warrants Granted in 2019	Weighted Average Exercise Price Outstanding Warrants
Board of Directors							(DKK million)	
Mats Pettersson	26,250	–	(6,250)	–	–	20,000	–	225.90
Anders Gersel Pedersen	29,000	–	(9,000)	–	–	20,000	–	133.16
Pernille Erenbjerg	–	–	–	–	–	–	–	–
Paolo Paoletti	–	–	–	–	–	–	–	–
Rolf Hoffmann	–	–	–	–	–	–	–	–
Deirdre P. Connelly	–	–	–	–	–	–	–	–
Peter Storm Kristensen*	2,515	368	(500)	–	–	2,383	0.2	928.96
Rick Hibbert**	876	–	–	–	(876)	–	–	–
Mijke Zachariasse*	–	351	–	–	557	908	0.2	1,352.72
Daniel J. Bruno*	15,837	3,206	–	–	–	19,043	1.4	1,038.68
	74,478	**3,925**	**(15,750)**	**–**	**(319)**	**62,334**	**1.8**	**487.74**
Executive Management								
Jan van de Winkel	108,068	–	(42,400)	–	–	65,668	–	1,060.39
David A. Eatwell	335,201	–	(90,000)	–	–	245,201	–	264.91
Judith Klimovsky	36,932	–	–	–	–	36,932	–	1,118.99
	480,201	**–**	**(132,400)**	**–**	**–**	**347,801**	**–**	**505.80**
Total	**554,679**	**3,925**	**(148,150)**	**–**	**(319)**	**410,135**	**1.8**	**503.05**

* Each employee-elected Board Member was granted warrants as an employee of Genmab A/S or its subsidiaries.
** Stepped down from the Board of Directors at the Annual General Meeting in March 2019.

Financial Statements / Other Disclosures

132

5.1 Remuneration of the Board of Directors and Executive Management – Continued

Number of RSUs Held	December 31, 2018	Granted	Settled	Transfers	December 31, 2019	Fair Value RSUs Granted in 2019
Board of Directors						(DKK million)
Mats Pettersson	3,298	495	(957)	–	2,836	0.8
Anders Gersel Pedersen	2,278	247	(718)	–	1,807	0.4
Pernille Erenbjerg	1,649	247	(478)	–	1,418	0.4
Paolo Paoletti	1,649	247	(478)	–	1,418	0.4
Rolf Hoffmann	1,899	247	–	–	2,146	0.4
Deirdre P. Connelly	2,094	371	–	–	2,465	0.6
Peter Storm Kristensen*	1,481	351	–	–	1,832	0.6
Rick Hibbert**	1,439	–	–	(1,439)	–	–
Mijke Zachariasse*	–	346	–	188	534	0.6
Daniel J. Bruno*	4,340	1,157	–	–	5,497	1.8
	20,127	**3,708**	**(2,631)**	**(1,251)**	**19,953**	**6.0**
Executive Management						
Jan van de Winkel	33,505	15,479	(11,387)	–	37,597	24.9
David A. Eatwell	20,068	–	(7,693)	–	12,375	–
Judith Klimovsky	12,579	10,314	–	–	22,893	16.7
	66,152	**25,793**	**(19,080)**	**–**	**72,865**	**41.6**
Total	**86,279**	**29,501**	**(21,711)**	**(1,251)**	**92,818**	**47.6**

* Each employee-elected Board Member was granted 247 RSUs as a member of the Board of Directors. The remaining RSUs were granted as an employee of Genmab A/S or its subsidiaries.

** Stepped down from the Board of Directors at the Annual General Meeting in March 2019.

Following Genmab A/S' Annual General Meeting on March 29, 2019, the Board of Directors is comprised of five independent directors, one non-independent director, and three employee-elected directors. Mats Pettersson, Dr. Anders Gersel Pedersen, Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann and Dr. Paolo Paoletti were re-elected to the Board of Directors for a one year period. Peter Storm Kristensen, Mijke Zachariasse and Dan Bruno were elected to the Board of Directors by the employees for a three year period. Dr. Rick Hibbert stepped down from the Board of Directors. The reclassification of the employee elected board members' shares and share-based instruments is shown in the transferred column of the tables above. The Board of Directors convened and constituted itself with Mats Pettersson as Chairman and Deirdre P. Connelly as Deputy Chairman.

Other than the remuneration to the Board of Directors and the Executive Management and the transactions detailed in the tables above, no other significant transactions with the Board of Directors or the Executive Management took place during 2019.

Financial Statements / Other Disclosures

133

5.2 Related Party Disclosures

5.2
Related Party Disclosures

Genmab's related parties are:

- the parent company's subsidiaries
- the parent company's Board of Directors, Executive Management, and close members of the family of these persons.

Transactions with the Board of Directors and Executive Management
Genmab has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the Board of Directors or Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and Executive Management described in note 5.1, no other significant transactions have taken place with the Board of Directors or the Executive Management during 2019 and 2018.

5.3
Company Overview

Genmab A/S (parent company) holds investments either directly or indirectly in the following subsidiaries:

Name	Domicile	Ownership and Votes 2019	Ownership and Votes 2018
Genmab B.V.	Utrecht, the Netherlands	100%	100%
Genmab Holding B.V.	Utrecht, the Netherlands	100%	100%
Genmab US, Inc.	New Jersey, USA	100%	100%
Genmab K.K.	Tokyo, Japan	100%	–

5.4
Commitments

Guarantees and Collaterals
There were no bank guarantees as of December 31, 2019 or 2018.

Other Purchase Obligations
The group has entered into a number of agreements primarily related to research and development activities. These short term contractual obligations amounted to DKK 564 million as of December 31, 2019, all of which is due in less than two years (2018: DKK 787 million).

We also have certain contingent commitments under our license and collaboration agreements that may become due for future payments. As of December 31, 2019, these contingent commitments amounted to approximately DKK 9,520 million (USD 1,426 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our pre-clinical and clinical-stage development programs as compared to DKK 5,595 million (USD 858 million) as of December 31, 2018. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

5.5
Contingent Assets, Contingent Liabilities and Subsequent Events

Contingent Assets and Liabilities
License and Collaboration Agreements
We are entitled to potential milestone payments and royalties on successful commercialization of products developed under license and collaboration agreements with our partners. Since the size and timing of such payments are uncertain until the milestones are reached, the agreements may qualify as contingent assets. However, it is impossible to measure the value of such contingent assets, and, accordingly, no such assets have been recognized.

As part of the license and collaboration agreements that Genmab has entered into, once a product is developed and commercialized, Genmab may be required to make milestone and royalty payments. It is impossible to measure the value of such future payments, but Genmab expects to generate future income from such products which will exceed any milestone and royalty payments due, and accordingly no such liabilities have been recognized.

Derivative Financial Instruments
Genmab has entered into an International Swaps and Derivatives Association master agreement. The master agreement with Genmab's financial institution counterparty also includes a credit support annex which contains provisions that require Genmab to post collateral should the value of the derivative liabilities exceed DKK 50 million (2018: DKK 50 million). As of December 31, 2019 and 2018, Genmab has not been required to post any collateral. There were no outstanding receivables related to derivative financial instruments as of December 31, 2019 or 2018.

Financial Statements / Other Disclosures 134

5.5 Contingent Assets, Contingent Liabilities and Subsequent Events – Continued

In addition, the agreement requires Genmab to maintain a cash position of DKK 258.5 million at all times or the counterparty has the right to terminate the agreement. Upon termination, the DKK 50 million (2018: DKK 50 million) threshold amount is no longer applicable and the value of the derivative liability, if any, could be due to the counterparty upon request.

Legal Matter – MorphoSys Patent Infringement Complaint

In April 2016, MorphoSys filed a complaint at the U.S. District Court of Delaware against Genmab and Janssen Biotech, Inc. for patent infringement based on activities relating to the manufacture, use and sale of DARZALEX in the United States, which was subsequently amended to include two additional MorphoSys patents. In addition, a further claim by Janssen and us that the three MorphoSys patents were unenforceable due to inequitable conduct by MorphoSys was included in the case. On January 25, 2019, the District Court ruled on summary judgment that the three MorphoSys patents were invalid for lack of enablement. MorphoSys had the opportunity to appeal the District Court's decision. On January 31, 2019, MorphoSys dismissed its infringement claims against us and Janssen, and we and Janssen, in turn, dismissed our inequitable conduct claims against MorphoSys. As such, there will be no further proceedings in the case.

Change of Control

In the event of a change of control, change of control clauses are included in some of our collaboration, development and license agreements as well as in service agreements for certain employees.

Collaboration, Development and License Agreements

We have entered into collaboration, development and license agreements with external parties, which may be subject to renegotiation in case of a change of control event in Genmab A/S. However, any changes in the agreements are not expected to have significant influence on our financial position.

Service Agreements with Executive Management and Employees

The service agreements with each member of the Executive Management may be terminated by Genmab with no less than 12 months' notice and by the member of the Executive Management with no less than six months' notice. In the event of a change of control of Genmab, the termination notice due to the member of the Executive Management is extended to 24 months. In the event of termination by Genmab (unless for cause) or by a member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a member of Executive Management a compensation equal to his existing total salary (including benefits) for up to two years in addition to the notice period. In case of a change of control event and the termination of service agreements of the Executive Management, the total impact on our financial position is estimated to approximately DKK 106 million as of December 31, 2019 (2018: DKK 98 million).

In addition, Genmab has entered into service agreements with 22 (2018: 26) current employees according to which Genmab may become obliged to compensate the employees in connection with a change of control of Genmab. If Genmab as a result of a change of control terminates the service agreement without cause, or changes the working conditions to the detriment of the employee, the employee shall be entitled to terminate the employment relationship without further cause with one month's notice in which case Genmab shall pay the employee a compensation equal to one-half, one or two times the employee's existing annual salary (including benefits). In case of the change of control event and the termination of all 22 service agreements the total impact on our financial position is estimated to approximately DKK 75 million as of December 31, 2019 (2018: DKK 81 million).

Please refer to note 4.6 for additional information regarding change of control clauses related to share-based instruments granted to the Executive Management and employees.

Subsequent Events

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of December 31, 2019.

§ Accounting Policies

Contingent Assets And Liabilities

Contingent assets and liabilities are assets and liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that are beyond Genmab's control.

Contingent assets and liabilities are not to be recognized in the financial statements, but are disclosed in the notes.

5.6 Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2019	2018
PricewaterhouseCoopers		
Audit services	1.9	1.1
Audit-related services	2.3	0.1
Tax and VAT services	0.5	0.4
Other services	2.4	0.1
Total	7.1	1.7

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 5.2 million (DKK 0.6 million in 2018). Other services than statutory audit of the financial statements comprise services relating to Genmab's IPO on the Nasdaq in the U.S., tax and VAT compliance, agreed-upon procedures, opinions relating to grants, educational training and accounting advice.

Financial Statements / Other Disclosures

135

5.7 Adjustments to Cash Flow Statement

5.7
Adjustments to Cash Flow Statement

(DKK million)	Note	2019	2018
Adjustments for non-cash transactions:			
Depreciation, amortization and impairment	3.1, 3.2	139	88
Share-based compensation expenses	2.3, 4.6	147	91
Other		5	–
Total adjustments for non-cash transactions		**291**	**179**
Changes in working capital:			
Receivables		(1,658)	(768)
Other payables		440	134
Total changes in working capital		**(1,218)**	**(634)**

5.8
Collaborations and Technology Licenses

Our Collaborations

We enter into collaborations with biotechnology and pharmaceutical companies to advance the development and commercialization of our product candidates and to supplement our internal pipeline. We seek collaborations that will allow us to retain significant future participation in product sales through either profit-sharing or royalties paid on net sales. Below is an overview of some of our collaborations that have had a significant impact or that we expect may in the near term have a significant impact on our financial results.

Collaboration with Janssen (Daratumumab/DARZALEX)

In August 2012, we entered into a global license, development, and commercialization agreement with Janssen for daratumumab (marketed as DARZALEX for the treatment of MM). Under this agreement, Janssen is fully responsible for developing and commercializing daratumumab and all costs associated therewith. We receive tiered royalty payments between 12% and 20% based on Janssen's annual net product sales. The royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, Janssen's obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration of the last-to-expire relevant product patent (as defined in the agreement) covering daratumumab in such country.

We are also eligible to receive certain additional payments in connection with development, regulatory and sales milestones.

Sales of DARZALEX have grown since it received its first marketing approval in the United States in 2015. In the fourth quarter of 2019, we moved from the 18% royalty tier (applicable to net sales exceeding USD 2.0 billion in a calendar year) to the royalty tier of 20% on the portion of net 2019 sales exceeding USD 3.0 billion. The total amount of potential milestone payments under the contract is approximately USD 1,015 million, and to date, we have recorded approximately USD 835 million in milestone payments from Janssen and could be entitled to receive up to USD 180 million in further payments if certain additional milestones are met.

Collaboration with Novartis (Ofatumumab)

Ofatumumab is commercialized by Novartis under a co-development and collaboration agreement with us, which it acquired from GSK in 2015. Under the agreement with Novartis, we are entitled to royalties of 20% of worldwide net sales of ofatumumab for the treatment of cancer and 10% of worldwide net sales for non-cancer treatments, as well as certain potential regulatory and sales milestones, of which only certain sales milestones remain. Novartis is fully responsible for all costs associated with developing and commercializing ofatumumab.

Collaboration with Seattle Genetics (Tisotumab vedotin)

In October 2011, we entered into a license and collaboration agreement with Seattle Genetics. In August 2017, Seattle Genetics exercised an option it was granted pursuant to this agreement to co-develop and co-commercialize tisotumab vedotin with us. All costs and profits for tisotumab vedotin will be shared on a 50:50 basis.

Our cost-sharing arrangement with Seattle Genetics in respect of the co-development and co-commercialization of

Financial Statements / Other Disclosures 136

5.8 Collaborations and Technology Licenses – Continued

tisotumab vedotin is such that, from time to time, one partner may be required to bear certain costs in furtherance of the collaboration for which it would be entitled to seek reimbursement of 50% of the costs from the other partner. Such reimbursements may not be immediate or may be offset by other costs incurred or profits received by one or both partners. As a result, we may incur costs for which we are not ultimately responsible, and this may affect our working capital, liquidity and availability of resources for other projects. On the other hand, we may also be responsible for reimbursing Seattle Genetics in respect of the portion of its spending in furtherance of the collaboration for which we are responsible. In addition, we record all development expenses incurred by us in connection with this collaboration as research and development expenses, while reimbursements received from Seattle Genetics related to such development expenses are recorded in revenue as reimbursement income.

Collaboration with BioNTech (DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB)

In May 2015, we entered an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using our DuoBody technology platform and antibodies. If BioNTech and us jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Two product candidates are currently in development in connection with this agreement, DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB. We submitted CTAs for these products in 2019 and dosed the first patient in a Phase I/II study for DuoBody-PD-L1x4-1BB in May 2019 and dosed the first patient in a Phase I/II for DuoBody-CD40x4-1BB in September 2019.

Our cost sharing arrangement with BioNTech is similar to the one with Seattle Genetics described above with respect to tisotumab vedotin.

In-Licensed Technology

While not material in 2018 or in 2019, in the future, our results and financial condition could be affected by milestone payments and royalties related to technology we have licensed or acquired. This includes payments under our asset purchase agreement with IDD Biotech in connection with our development of HexaBody-DR5/DR5, our ADC license agreement with Seattle Genetics in connection with our enapotamab vedotin antibody and our research, collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications.

Collaboration with CureVac

During December 2019, Genmab entered into a research collaboration and license agreement with CureVac AG. The strategic partnership will focus on the research and development of differentiated mRNA-based antibody products by combining CureVac's mRNA technology and know-how with Genmab's proprietary antibody technologies and expertise.

Under the terms of the agreement Genmab will provide CureVac with a USD 10 million upfront payment. The companies will collaborate on research to identify an initial product candidate and CureVac will contribute a portion of the overall costs for the development of this product candidate, up to the time of an investigational New Drug Application. Genmab would thereafter be fully responsible for the development and commercialization of the potential product, in exchange for undisclosed milestones and tiered royalties to CureVac. The agreement also includes three additional options for Genmab to obtain commercial licenses to CureVac's mRNA technology at pre-defined terms, exercisable within a five-year period. If Genmab exercises any of these options, it would fund all research and would develop and commercialize any resulting product candidates with CureVac eligible to receive between USD 275 million and USD 368 million in development, regulatory and commercial milestone payments for each product, dependent on the specific product concept. In addition, CureVac is eligible to receive tiered royalties in the range from mid-single digits up to low double digits per product. CureVac would retain an option to participate in development and/or commercialization of one of the potential additional programs under pre-defined terms and conditions. Further, Genmab made a EUR 20 million equity investment in CureVac. Refer to note 3.4 for additional information regarding Genmab's equity investment in CureVac.

Collaboration with Immatics

In July 2018, Genmab entered into a research collaboration and exclusive license agreement with Immatics Biotechnologies GmbH (Immatics) to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. Genmab received an exclusive license to three proprietary targets from Immatics, with an option to license up to two additional targets at predetermined economics. Under the terms of the agreement, Genmab paid Immatics an upfront fee of USD 54 million and Immatics is eligible to receive up to USD 550 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales.

Financial Statements / Other Disclosures

137

Table of Contents

Financial Statements for the Parent Company

Primary Statements

Statements of Comprehensive Income 139
Balance Sheets 140
Statements of Cash Flows 141
Statements of Changes in Equity 142

Notes

1 Accounting Policies 143
2 Revenue 144
3 Staff Costs 144
4 Corporate and Deferred Tax 145
5 Intangible Assets 146
6 Property, Plant and Equipment 147
7 Leases 148
8 Other Investments 148
9 Receivables 149
10 Other Payables 149
11 Marketable Securities 149
12 Financial Income and Expenses 149
13 Remuneration of the Board of Directors and Executive Management 150
14 Related Party Disclosures 150
15 Investments in Subsidiaries 151
16 Commitments 152
17 Fees to Auditors Appointed at the Annual General Meeting 153
18 Adjustments to Cash Flow Statement 153

Financial Statements for the Parent Company / Table of Contents

138

Financial Statements for the Parent Income Statement (DKK million) Note 2019 2018 2 Revenue 5,392 3,041 Research and development expenses General and administrative expenses 3, 5, 6 3, 6 (2,235) (354) (1,298) (220) CSotamtepmaennyts of Comprehensive Income Operating expenses (2,589) (1,518) Oper ating result 2,803 1,523 Profit / (Loss) in subsidiaries, net of tax Financial income Financial expenses 15 12 12 (155) 238 (1) (119) 243 (11) Net result before tax 2,885 1,636 4 (719) (164) Corporate tax Net result 2,166 1,472 Statement of Comprehensive Income Net result 2,166 1,472 Other comprehensive income: Amounts which will be re-classified to the income statement: Adjustment of foreign currency fluctuations on subsidiaries 6 10 Total comprehensive income 2,172 1,482 Financial Statements for the Parent Company 139

Primary Assets December 31, 2019 December 31, 2018 (DKK million) Note SBtaalatenmceents Sheets Intangible assets Property, plant and equipment Right-of-use assets Investments in subsidiaries Receivables Deferred tax assets Other investments 5 6 7 15 9 4 8 423 12 34 653 6 65 149 443 11 - 354 4 340 - Total non-current assets 1,342 1,152 Receivables Marketable securities Cash and cash equivalents 9 11 2,976 7,419 3,274 1,330 5,573 478 Total current assets 13,669 7,381 Total assets 15,011 8,533 Shareholders’ Equity and Liabilities December 31, 2019 December 31, 2018 (DKK million) Note Share capital Share premium Other reserves Retained Earnings 65 11,755 98 2,130 61 8,059 92 (198) Total shareholders’ equity 14,048 8,014 Provisions Lease liabilities Other payables 2 23 1 1 - 2 7 10 Total non-current liabilities 26 3 Corporate tax payable Payable to subsidiaries Lease liabilities Other payables 4 10 7 10 73 305 12 547 128 180 - 208 Total current liabilities 937 516 Total liabilities 963 519 Total shareholders’ equity and liabilities 15,011 8,533 Financial Statements for the Parent Company 140

Primary Statements Statements of Cash Flows

Statements of Cash Flows

(DKK million)	Note	2019	2018
Cash flows from operating activities:			
Net result before tax		2,885	1,636
Reversal of financial items, net	12	(237)	(232)
Reversal of profit/(loss) in subsidiaries, net of tax		155	119
Adjustment for non-cash transactions	18	246	146
Change in working capital	18	(1,340)	(668)
Cash generated by operating activities before financial items		1,709	1,001
Interest received		111	44
Interest elements of lease payments	7	(1)	–
Interest paid		(13)	–
Corporate taxes (paid)/received		(476)	46
Net cash generated by operating activities		1,330	1,091
Cash flows from investing activities:			
Investment in intangible assets	5	(23)	(398)
Investment in tangible assets	6	(5)	(6)
Transactions with subsidiaries		(329)	(69)
Marketable securities bought	11	(5,812)	(3,521)
Marketable securities sold		3,940	2,221
Net cash used in investing activities		(2,229)	(1,773)
Cash flows from financing activities:			
Warrants exercised		65	75
Shares issued for cash		3,873	–
Costs related to issuance of shares		(238)	–
Principal elements of lease payments	7	(12)	–
Purchase of treasury shares		–	(146)
Payment of withholding taxes on behalf of employees on net settled RSUs		(9)	–
Net cash from financing activities		3,679	(71)
Changes in cash and cash equivalents		2,780	(753)
Cash and cash equivalents at the beginning of the period		478	1,220
Exchange rate adjustments		16	11
Cash and cash equivalents at the end of the period		3,274	478
Cash and cash equivalents include:			
Bank deposits and petty cash		2,606	478
Short-term marketable securities		668	–
Cash and cash equivalents at the end of the period		3,274	478

Financial Statements for the Parent Company

141

Primary Statements
Statements of Changes in Equity

Statements of Changes in Equity

(DKK million)	Share Capital	Share Premium	Translation Reserves	Retained Earnings	Shareholders' Equity
Balance at December 31, 2017	**61**	**7,984**	**82**	**(1,855)**	**6,272**
Change in accounting policy: Adoption of IFRS 15	–	–	–	151	151
Adjusted total equity at January 1, 2018	**61**	**7,984**	**82**	**(1,704)**	**6,423**
Net result	–	–	–	1,472	1,472
Other comprehensive income	–	–	10	–	10
Total comprehensive income	**–**	**–**	**10**	**1,472**	**1,482**
Exercise of warrants	–	75	–	–	75
Purchase of treasury shares	–	–	–	(146)	(146)
Share-based compensation expenses	–	–	–	91	91
Tax on items recognized directly in equity	–	–	–	89	89
Balance at December 31, 2018	**61**	**8,059**	**92**	**(198)**	**8,014**
Net result	–	–	–	2,166	2,166
Other comprehensive income	–	–	6	–	6
Total comprehensive income	**–**	**–**	**6**	**2,166**	**2,172**
Exercise of warrants	1	64	–	–	65
Shares issued for cash	3	3,870	–	–	3,873
Expenses related to capital increases	–	(238)	–	–	(238)
Share-based compensation expenses	–	–	–	147	147
Net settlement of RSUs	–	–	–	(9)	(9)
Tax on items recognized directly in equity	–	–	–	24	24
Balance at December 31, 2019	**65**	**11,755**	**98**	**2,130**	**14,048**

Distribution of the year's result

The Board of Directors proposes that the parent company's 2019 net income of DKK 2,166 million (2018: net income of DKK 1,472million) be carried forward to next year by transfer to retained earnings.

Financial Statements for the Parent Company

142

1 Accounting Policies The financial statements of the parent company have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and further disclosure requirements in the Danish Financial Statements Act. The ROU assets established at January 1, 2019 on the balance sheet was DKK 45 million. Net result decreased by DKK 1 million as a result of adopting IFRS 16 in 2019. Cash flows from operating activities increased by DKK 13 million and cash flows from financing activities decreased by DKK 12 million as a result of adopting IFRS 16 in 2019. Please refer to note 1.1 in the consolidated financial state-ments for a description of the accounting policies of the group. Please refer to note 1.2 in the consolidated financial state-ments for a description of new accounting policies and disclosures of the group. Except for the implementation of IFRS 16, the accounting policies are unchanged from the prior year. The parent company accounting policies are the same as those applied for the Group, with the additions mentioned below. Please refer to note 1.3 in the consolidated financial state-ments for a description of management’s judgments and estimates under IFRS. On adoption of IFRS 16, the parent company recognized lease liabilities in relation to leases that had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.0%. Supplementary Accounting Policies for the Parent Company Investments in Subsidiaries The equity method is used for measuring the investments in subsidiaries. Under the equity method, the investment in a subsidiary is recognized on initial recognition at cost, and the carrying amount is increased or decreased to recognize the parent company’s share of the profit or loss of the investment after the date of acquisition. The parent company’s share of profit or loss is recognized in the parent company’s profit or loss. The parent company’s share of other comprehensive income arising from the investment is recognized in other comprehensive income of the parent company. The impact of the adoption of IFRS 16 on the financial state-ments as of January 1, 2019 is shown in the table and further described below: January 1, 2019 (DKK million) Operating lease commitments disclosed as at December 31, 2018 Discounted using the parents’s incremental borrowing rate of 3.0% Share-based Compensation Expenses In the financial statements for the parent company, expenses and exercise proceeds related to employees in the subsidiar-ies are allocated to the relevant subsidiary where the em-ployee has entered an employment contract. 47 (2) Lease liability recognized at January 1, 2019 45 Financial Statements for the Parent Company 143

2 3 Revenue Staff Costs (DKK million) (DKK million) 2019 2018 2019 2018 Wages and salaries Share-based compensation Defined contribution plans Other social security costs 140 34 11 13 105 23 7 1 Revenue: Royalties Milestone payments License fees Reimbursement income 3,155 1,869 – 368 1,741 687 348 265 Total 198 136 Total 5,392 3,041 Staff costs are included in the income statement as follows: Revenue split by collaboration partner: Janssen (DARZALEX/daratumumab & DuoBody) Novartis (Arzerra/ofatumumab) Other collaboration partners Research and development expenses General and administrative expenses 148 50 98 38 4,983 23 386 2,390 338 313 Total 198 136 Total 5,392 3,041 Average number of FTE 136 96 Please refer to note 2.1 in the consolidated financial statements for additional information regarding revenue of the group. Number of FTE at year end: 154 113 Please refer to note 2.3 in the consolidated financial statements for additional information regarding staff costs of the group. Financial Statements for the Parent Company 144

4 Corporate and Deferred Tax Taxation – Balance Sheet Significant components of the deferred tax asset are as follows: (DKK million) Taxation — Income Statement & Shareholders’ Equity 2019 2018 (DKK million) 2019 2018 Tax deductible losses Share-Based Instruments Capitalized R&D Costs Other temporary differences – 64 – 1 261 67 4 8 Current tax on result Adjustment to deferred tax Adjustment to valuation allowance 444 275 – 161 255 (252) 65 – 340 – Valuation allowance Total tax for the period in the income statement 719 164 Total deferred tax assets 65 340 A reconciliation of Genmab’s effective tax rate relative to the Danish statutory tax rate is as follows: Please refer to note 2.4 in the consolidated financial statements for additional information regarding corporate and deferred tax of the group. (DKK million) 2019 2018 Net result before tax 2,885 1,636 Computed 22% (2018: 22%) 635 360 Tax effect of: Recognition of previously unrecognized tax losses and deductible temporary differences Non-deductible expenses/non-taxable income and other permanent differences, net All other – (240) 72 12 44 – Total tax effect 84 (196) Total tax for the period in the income statement 719 164 Total tax for the period in shareholders’ equity (24) (89) Financial Statements for the Parent Company 145

5 Licenses, Rights, and Patents Total Intangible Assets (DKK million) Intangible Assets 2019 Cost per January 1 Additions for the year Disposals for the year Exchange rate adjustment 745 75 – – 745 75 – – Cost at December 31 820 820 Accumulated amortization and impairment per January 1 Amortization for the year Impairment for the year Disposals for the year Exchange rate adjustment (302) (95) – – – (302) (95) – – – Accumulated amortization and impairment per December 31 (397) (397) Carrying amount at December 31 423 423 2018 Cost per January 1 Additions for the year Disposals for the year Exchange rate adjustment 347 398 – – 347 398 – – Cost at December 31 745 745 Accumulated amortization and impairment per January 1 Amortization for the year Impairment for the year Disposals for the year Exchange rate adjustment (250) (52) – – – (250) (52) – – – Accumulated amortization and impairment per December 31 (302) (302) Carrying amount at December 31 443 443 2019 2018 Depreciation, amortization, and impairments are included in the income statement as follows: (DKK million) Research and development expenses General and administrative expenses 95 – 52 – Total 95 52 Please refer to note 3.1 in the consolidated financial statements for additional information regarding intangible assets of the group. Financial Statements for the Parent Company 146

6 Leasehold Improvements Equipment, Furniture and Fixtures Total Property, Plant and Equipment (DKK million) Property, Plant and Equipment 2019 Cost at January 1 Additions for the year Disposals for the year 4 – – 20 5 (2) 24 5 (2) Cost at December 31 4 23 27 Accumulated depreciation and impairment at January 1 Depreciation for the year Disposals for the year (1) – – (12) (4) 2 (13) (4) 2 Accumulated depreciation and impairment at December 31 (1) (14) (15) Carrying amount at December 31 3 9 12 2018 Cost at January 1 Additions for the year Disposals for the year 2 2 – 17 4 (1) 19 6 (1) Cost at December 31 4 20 24 Accumulated depreciation and impairment at January 1 Depreciation for the year Disposals for the year – (1) – (11) (2) 1 (11) (3) 1 Accumulated depreciation and impairment at December 31 (1) (12) (13) Carrying amount at December 31 3 8 11 (DKK million) 2019 2018 Depreciation, amortization, and impairments are included in the income statement as follows: Research and development expenses General and administrative expenses 3 1 2 1 Total 4 3 Please refer to note 3.2 in the consolidated financial statements for additional information regarding property, plant and equip-ment of the group. Financial Statements for the Parent Company 147

7 Leases The parent company has entered into lease agreements with respect to office space and office equipment. The leases are non-cancelable for various periods up to 2022. Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income. Future minimum payments under our leases as of December 31, 2019 and December 31, 2018, are as follows: Amounts recognized in the balance sheet The balance sheet shows the following amounts relating to leases: December 31, 2019 December 31, 2018 December 31, 2019 December 31, 2018 (DKK million) (DKK million) Right-of-use assets Properties Payment due Less than 1 year 1 to 3 years More than 3 years, but less than 5 years More than 5 years 34 – 12 24 – – 11 25 11 – Total right-of-use assets 34 – Lease liabilities Current Non-current 12 23 – – Total 36 47 Please refer to note 3.3 in the consolidated financial statements for additional information regarding leases of the group. Total lease liabilities 35 – There were no additions to the right-of-use assets in 2019. Amounts recognized in the statement of comprehensive income The statement of comprehensive income shows the following amounts relating to leases: 8 Other investments December 31, 2019 December 31, 2018 (DKK million) Please refer to note 3.4 to the consolidated financial statements for additional information on other investments of the group. Depreciation charge of right-of-use assets Properties 11 – Total depreciation charge of right-of-use assets 11 – Interest expense 1 – Financial Statements for the Parent Company 148

9
Receivables

(DKK million)	2019	2018
Receivables related to collaboration agreements	2,849	1,266
Receivables from subsidiaries	42	40
Interest receivables	34	18
Other receivables	11	7
Prepayments	46	3
Total	**2,982**	**1,334**
Non-current receivables	6	4
Current receivables	2,976	1,330
Total	**2,982**	**1,334**

Please refer to note 3.5 in the consolidated financial statements for additional information regarding receivables of the group.

10
Other Payables

(DKK million)	2019	2018
Liabilities related to collaboration agreements	8	6
Staff cost liabilities	20	14
Other liabilities	487	152
Payable to subsidiaries	305	180
Accounts payable	33	38
Total at December 31	**853**	**390**
Non-current other payables	1	2
Current other payables	852	388
Total at December 31	**853**	**390**

Please refer to note 3.7 in the consolidated financial statements for additional information regarding other payables of the group.

11
Marketable Securities

Please refer to note 4.4 to the consolidated financial statements for additional information on marketable securities of the group.

12
Financial Income and Expenses

(DKK million)	2019	2018
Financial income:		
Interest and other financial income	120	63
Interest from subsidiaries	9	1
Realized and unrealized gains on marketable securities (fair value through the income statement), net	9	–
Realized and unrealized gains on fair value hedges, net	–	2
Realized and unrealized exchange rate gains, net	100	177
Total financial income	**238**	**243**
Financial expenses:		
Interest and other financial expenses	1	–
Realized and unrealized losses on marketable securities (fair value through the income statement), net	–	11
Total financial expenses	**1**	**11**
Net financial items	**237**	**232**
Interest and other financial income on financial assets measured at amortized cost	22	8
Interest and other financial expenses on financial liabilities measured at amortized cost	–	–

Please refer to note 4.5 in the consolidated financial statements for additional information regarding financial income and expenses of the group.

Financial Statements for the Parent Company

149

13
Remuneration of the Board of Directors and Executive Management

The total remuneration of the Board of Directors and Executive Management is as follows:

(DKK million)	2019	2018
Wages and salaries	10	9
Share-based compensation expenses	8	8
Total	**18**	**17**

The remuneration of each of the Executive Management is described below:

2019	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-based Compensation Expenses	Total
(DKK million)						
Jan van de Winkel	0.7	–	–	1.3	1.5	3.5
David A. Eatwell	0.4	–	–	–	0.8	1.2
Judith Klimovsky	0.4	–	–	0.2	1.0	1.6
Total	**1.5**	**–**	**–**	**1.5**	**3.3**	**6.3**

2018						
(DKK million)						
Jan van de Winkel	0.7	–	–	1.1	1.3	3.1
David A. Eatwell	0.4	–	–	–	0.8	1.2
Judith Klimovsky	0.4	–	–	–	0.6	1.0
Total	**1.5**	**–**	**–**	**1.1**	**2.7**	**5.3**

Remuneration of the Board of Directors for the parent is the same as disclosed in note 5.1 in the consolidation financial statements.

Please refer to note 5.1 in the consolidated financial statements for additional information regarding the remuneration of the Board of Directors and Executive Management.

14
Related Party Disclosures

Genmab A/S' related parties are:

- the company's subsidiaries
- the company's Board of Directors, Executive Management, and close members of the family of these persons.

Transactions with subsidiaries

Genmab B.V., Genmab Holding B.V., Genmab US, Inc. and Genmab K.K. are 100% (directly or indirectly) owned subsidiaries of Genmab A/S and are included in the consolidated financial statements. They perform certain research & development, general & administrative, and management activities on behalf of the parent company. Genmab B.V. owns the HexaBody technology and the parent company performs certain research and development activities related to the HexaBody technology on behalf of Genmab B.V. All intercompany transactions have been eliminated in the consolidated financial statements of the Genmab group.

Financial Statements for the Parent Company

150

15
Investments in Subsidiaries

Genmab A/S (parent company) holds investments either directly or indirectly in the following subsidiaries:

Name	Domicile	Ownership and Votes 2019	Ownership and Votes 2018
Genmab B.V.	Utrecht, the Netherlands	100%	100%
Genmab Holding B.V.	Utrecht, the Netherlands	100%	100%
Genmab US, Inc.	New Jersey, USA	100%	100%
Genmab K.K.	Tokyo, Japan	100%	–

(DKK million)	2019	2018
Cost per January 1	560	560
Additions	448	–
Cost per December 31	**1,008**	**560**
Value adjustments January 1	(206)	(98)
Profit/(loss) in subsidiaries, net of tax	(155)	(118)
Exchange rate adjustment	6	10
Value adjustments per December 31	**(355)**	**(206)**
Investments in subsidiaries per December 31	**653**	**354**

(DKK million)	2019	2018
Transactions with subsidiaries:		
Income statement:		
Service fee income	26	15
Service fee costs	(937)	(546)
Financial income	9	1
Balances with subsidiaries:		
Current receivables	42	40
Current payables	(305)	(180)

Genmab A/S has placed at each subsidiary's disposal a credit facility (denominated in local currency) that the subsidiary may use to draw from in order to secure the necessary funding of its activities.

Please refer to note 5.2 to the consolidated financial statements for additional information regarding transactions with related parties of the group.

Financial Statements for the Parent Company 151

16 Commitments commitments amounted to approximately DKK 6,322 million (USD 947 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our pre-clinical and clinical-stage development programs as compared to DKK 4,871 million (USD 747 million) as of December 31, 2018. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred. cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. Guarantees and Collaterals There were no bank guarantees as of December 31, 2019 or 2018. Other Purchase Obligations The parent company has entered into a number of agreements primarily related to research and development activities carried out by Genmab. In the parent company, the contractual obligations amounted to DKK 438 million (2018: DKK 787 million). Please refer to note 5.4 in the consolidated financial state-ments for additional information regarding commitments of the group. We also have certain contingent commitments under our li-cense and collaboration agreements that may become due for future payments. As of December 31, 2019, these contingent In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally allow us the option to Financial Statements for the Parent Company 152

17
Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2019	2018
PricewaterhouseCoopers		
Audit services	1.7	0.8
Audit-related services	2.3	0.1
Tax and VAT services	0.5	0.4
Other services	2.4	0.1
Total	**6.9**	**1.4**

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 5.2 million (DKK 0.6 million in 2018). Other services than statutory audit of the financial statements comprise services relating to Genmab's IPO on the Nasdaq U.S., tax and VAT compliance, agreed-upon procedures, opinions relating to grants, educational training and accounting advice.

Please refer to note 5.6 in the consolidated financial statements for additional information regarding fees to auditors of the group.

18
Adjustments to Cash Flow Statement

(DKK million)	Note	2019	2018
Adjustments for non-cash transactions:			
Depreciation, amortization and impairment	5, 6	99	55
Share-based compensation expenses	3	147	91
Total adjustments for non-cash transactions		**246**	**146**
Changes in working capital:			
Receivables		(1,640)	(762)
Other payables		300	94
Total changes in working capital		**(1,340)**	**(668)**

Please refer to note 5.7 in the consolidated financial statements for additional information regarding adjustments to the cash flow statement of the group.

Financial Statements for the Parent Company 153

Directors’ and Management’s Statement on the Annual Report The Board of Directors and Executive Management have today considered and adopted the Annual Report of Genmab A/S for the financial year 1 January to 31 December 2019. In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the financial position at 31 December 2019 of the Group and the Parent Company and of the results of the Group and Parent Company operations and cash flows for 2019. results for the year and of the financial position of the Group and the Parent Company as well as a description of the most significant risks and elements of uncertainty facing the Group and the Parent Company. The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act. We recommend that the Annual Report be adopted at the Annual General Meeting. In our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the Group and the Parent Company, of the Copenhagen, February 19, 2020 Executive Management Board of Directors Jan van de Winkel (President & CEO) Mats Pettersson (Chairman) Deirdre P. Connelly (Deputy Chairman) Rolf Hoffmann Pernille Erenbjerg David A. Eatwell (Executive Vice President & CFO) Paolo Paoletti Anders Gersel Pedersen Mijke Zachariasse (Employee elected) Daniel J. Bruno (Employee elected) Judith Klimovsky (Executive Vice President & CDO) Peter Storm Kristensen (Employee elected) Directors’ and Management’s Statement on the Annual Report 154

Independent Auditor’s Report To the shareholders of Genmab A/S Appointment Following the listing of the shares of Genmab A/S on Nasdaq Copenhagen, we were first appointed auditors of Genmab A/S on 22 March 2001. We have been reappointed annually by shareholder resolution for a total period of uninterrupted engagement of 19 years including the financial year 2019. Our opinion In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the Group’s and the Parent Company’s financial po-sition at 31 December 2019 and of the results of the Group’s and the Parent Company’s operations and cash flows for the financial year 1 January to 31 December 2019 in accordance with International Financial Reporting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional require-ments applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is suf-ficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Fi-nancial Statements for 2019. These matters were addressed in the context of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Our opinion is consistent with our Auditor’s Long-form Report to the Audit and Finance Committee and the Board of Directors. Independence We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and the additional requirements applicable in Denmark. We have also fulfilled our other ethical responsibilities in accordance with the IESBA Code. What we have audited The Consolidated Financial Statements and Parent Company Financial Statements of Genmab A/S for the financial year 1 January to 31 December 2019 comprise income statement and statements of comprehensive income, balance sheets, statements of cash flows, statements of changes in equity and notes, including summary of significant accounting policies for the Group as well as for the Parent Company. Collectively referred to as the “Financial Statements.” To the best of our knowledge and belief, prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014 were not provided. Independent Auditor’s Report 155

Key audit matter	How our audit addressed the key audit matter
Revenue recognition on research and development and collaboration agreements Revenue is recognized when a performance obligation is satisfied i.e. when Genmab's customer obtains control of promised goods or services, in an amount that reflects the consideration that Genmab expects to receive in exchange for those goods or services. Revenue recognition involve accounting for license and collaboration agreements including simultaneous transactions and multiple performance obligations such as upfront payments, milestone payments, royalties and reimbursement of costs. We focused on this area because timing of revenue recognition in the income statement has inherent complexities and requires significant judgment and estimation by management. Reference is made to note 2.1.	We discussed revenue recognition principles with Management. Our audit procedures in regard of revenue recognition included testing of relevant internal controls. We read relevant agreements to assess whether the revenue recognition was consistent with the accounting standard IFRS 15, *Revenue from Contracts with Customers*, and had been applied consistently. We considered the reasonableness of the judgments made by Management in determining the relevant assumptions utilized in calculating recognized revenue. We tested a sample of transactions of revenue recognized for accurate calculation and appropriately recognition based on agreements, recognition principles and Managements estimates and judgments.

Statement on Management's Review

Management is responsible for Management's Review.

Our opinion on the Financial Statements does not cover Management's Review, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Financial Statements, our responsibility is to read Management's Review and, in doing so, consider whether Management's Review is materially inconsistent with the Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

Moreover, we considered whether Management's Review includes the disclosures required by the Danish Financial Statements Act.

Based on the work we have performed, in our view Management's Review is in accordance with the Consolidated Financial Statements and the Parent Company Financial Statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement in Management's Review.

Management's responsibilities for the Financial Statements

Management is responsible for the preparation of consolidated financial statements and parent company financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, Management is responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Independent Auditor's Report 156

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent Compa-ny’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group or the Parent Company to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the Financial Statements, including the disclosures, and whether the Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consoli-dated Financial Statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. Misstatements can arise from fraud or error and are consid-ered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial Statements. As part of an audit in accordance with ISAs and the additional requirements applicable in Denmark, we exercise profession-al judgment and maintain professional skepticism through-out the audit. We also: From the matters communicated with those charged with gov-ernance, we determine those matters that were of most signi-ficance in the audit of the Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in ex-tremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse con-sequences of doing so would reasonably be expected to out-weigh the public interest benefits of such communication. • Identify and assess the risks of material misstatement of the Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, mis-representations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent Company’s internal control. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Hellerup, 19 February 2020 PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab CVR no 33 77 12 31 • • We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. Rasmus Friis Jørgensen State Authorised Public Accountant mne 28705 Allan Knudsen State Authorised Public Accountant mne 29465 • Independent Auditor’s Report 157

Glossary

American Depository Shares (ADSs)
A U.S. dollar-denominated equity share of a foreign-based company available for purchase on an American stock exchange.

Antibody-drug conjugate (ADC)
Antibody with potent cytotoxic agents (toxins) coupled to it.

Antigen
Immunogen. A target molecule that is specifically bound by an antibody.

Apoptosis
A form of programmed cell death.

Biologics License Application (BLA)
A submission to apply for marketing approval from the U.S. FDA, which contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical effects of a biologic product.

Bispecific antibody
An antibody in which the two binding regions are not identical, with each region directed against two different antigens or against two different sites on the same antigen.

BREEAM (Building Research Establishment Environmental Assessment Method)
A sustainability assessment method for infrastructure and buildings.

Clinical
Term used to refer to drugs that are at the stage of being investigated in humans to determine the safety and efficacy of the drug before it can be submitted for approval by regulatory authorities.

Complement dependent cytotoxicity (CDC)
An antibody effector function that eliminates target cells.

Cytotoxic
Toxic to living cells.

Dual-listed company
A company whose shares are traded on two stock markets.

Epitope
The specific surface portion of an antigen to which an antibody binds. Upon binding of the antibody to the epitope an immune response is elicited.

European Medicines Agency (EMA)
European regulatory agency that facilitates development and access to medicines, evaluates applications for marketing authorization and monitors the safety of medicines.

Hexamerization
The ordered clustering of six antibodies.

Immunomodulatory agent
A type of drug used to treat certain types of cancers, such as multiple myeloma. Examples include lenalidomide and pomalidomide.

Initial Public Offering (IPO)
An initial public offering of a company's stock

Marketing Authorization Application (MAA)
A submission to apply for marketing approval for a drug from the EMA.

Monoclonal
Derived from a single cell. Monoclonal antibodies derived from such single cell will be identical.

Monotherapy
Treatment of a medical condition by use of a single drug.

Pre-clinical
Term used to refer to drugs that are at the stage of being investigated in the laboratory or in animals to determine the safety and efficacy of the drug before it is tested in humans.

Priority Review
FDA designation used for drugs that, if approved, would be significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions when compared to standard applications.

Progression Free Survival (PFS)
The length of time a patient lives without his/her disease worsening.

Proteasome inhibitor (PI)
A type of drug used to treat certain types of cancer, such as multiple myeloma. Examples include bortezomib and carfilzomib.

Subcutaneous (SubQ)
Applied under the skin.

Real-Time Oncology Review (RTOR) Pilot Program
Allows the U.S. FDA to review data prior to the completed formal submission of a sBLA.

Refractory
Resistant to treatment.

Relapsed
Recurrence of disease symptoms after a period of improvement.

Target
A molecule of potential interest against which an antibody is raised/created.

Transgenic mouse
A mouse carrying a transgene from a foreign species, typically a human, which transgene has been introduced into the replicating cells of the mouse, so the transgene is passed on to future generations/offspring of the transgenic mouse.

U.S. Food and Drug Administration (FDA)
U.S. regulatory agency responsible for ensuring the safety, efficacy and security of human and veterinary drugs, biological products and medical devices.

Glossary 158

Forward Looking Statement This annual report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. For a further discussion of these risks, please refer to the section “Risk Management” in this annual report and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC). Genmab does not undertake any obligation to update or revise forward looking statements in this annual report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law. Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV. OmniAb® is a trademark of Open Monoclonal Technology, Inc. UltiMAb® is a trademark of Medarex, Inc. Opdivo® is a trademark of Bristol-Myers Squibb Company. Velcade® and NINLARO® are trademarks of Millennium Pharmaceuticals. Revlimid® and Pomalyst® are trademarks of Celgene Corporation. Venclexta® is a trademark of AbbVie, Inc. Tecentriq® is a trademark of Genentech, Inc. TEPEZZA™ is a trademark of Horizon Therapeutics plc About Genmab A/S Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA™ (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A SubQ formulation of ofatumumab is in development by Novartis for the treatment of RMS. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab’s technology base consists of validated and proprietary next generation antibody technologies – the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S and Tokyo, Japan. ©2020, Genmab A/S. All rights reserved. Design & Layout Kontrapunkt Photographers Tuala Hjarnø, 3FX, Inc. Forward Looking Statement 159

Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V Denmark T. +45 70 20 27 28 Genmab US, Inc. 902 Carnegie Center Suite 301 Princeton, NJ 08540 USA T. +1 609 430 2481 Genmab B.V. & Genmab K.K. Level 21 Shiodome Shibarikyu Building 1-2-3 Kaigan, Minato-ku Tokyo 105-0022 Japan T. +81 3 5403 6330 Genmab Holding B.V. Uppsalalaan 15 3584 CT Utrecht The Netherlands T. +31 30 2 123 123 www.genmab.com LEI Code 529900MTJPDPE4MHJ122